

October 9, 2008

Dear Sir,

The document that we released aiming at the investor is as follows,
Please find the enclosed document.

Regards,

Allied Telesis Holdings K.K.
Investor Relations
Phone +81-3-5437-6007
e-mail ir_j@allied-telesis.co.jp

Reference:
SEC File No. 082-34980
U.S. Stock code (CUSIP):019560 10 1
Ticker symbol: ATHLY

---

1. 2008/9/30---(A)
   Interim Financial Statements FY 2008
2. 2008/9/11---(B)
   Executive Informational Overview for Allied Telesis (from Crystal Research)
3. 2008/8/19---(C)
   Summary of 1H Financial Results (Fiscal 2008)
4. 2008/8/11---(D)
   Notice of Revision of Interim and Full Year Results Forecasts (Consolidated) for Year Ending December 31, 2008
5. 2008/5/30---(E)
   Notice of Merger of Consolidated Subsidiaries
6. 2008/5/15---(F)
   Notice of allotment of the Stock Acquisition Rights as Stock Option
7. 2008/5/8---(G)
   Summary of 1Q Financial Results

May 15, 2008

Name of Company Allied Telesis Holdings, K.K.
Representative Takayoshi Oshima
Chairman and CEO
Code No.:6835
Tokyo Stock Exchange 2nd Section
Contact Yoichi Hara
Investor Relations
(TEL : 03-5437-6007)
(URL : http://ir.at-global.com)

Notice of allotment of the Stock Acquisition Rights as Stock Option

Notice is hereby given that Allied Telesis Holdings, K.K. (hereinafter the "Company"), at its Board of Directors meeting held today, resolved that the Company would issued of the Stock Acquisition Rights as Stock Options pursuant to Article 236,238, and 239 of the Corporate Law, approved at the ordinary general shareholders meeting of the Company held on March 25, 2008.

The 17th Stock Acquisition Rights

(1) Date of allotment of the Stock Acquisition Rights
May 23, 2008
(2) Number of Stock Acquisition Rights to be issued
1,500 units (100 share per one Stock Acquisition Right)
(3) Amount to be paid for Stock Acquisition Rights
No payment shall be required for the Stock Acquisition Rights
(4) Type and number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights
150,000 shares of common Stock of the Corporation
(5) Amount to be paid to be issued upon exercise of Stock Acquisition Rights
¥78 per share
(6) Aggregate amount of issue price of shares to be issued upon exercise of Stock Acquisition Rights
¥11,700,000-
(7) Period for the exercise of the Stock Acquisition Rights
From May 23, 2008 to May 22, 2012
(8) Exercise terms of the Stock Acquisition Rights
1) If Grantees quit the Company or its subsidiaries and affiliates or leave their positions as employees or as Directors or Corporate Auditors of the Company or its subsidiaries and affiliates, such Grantees may not exercise the Stock Acquisition Rights. This provision shall not apply, however, if the Board of Directors admits justifiable causes such that employees leave the office at the request of the Company, employees leave the office on reaching retirement age, or Directors or Corporate Auditors leave office due to the expiration of their terms of office.
2) The minimum unit of the Stock Acquisition Rights shall be one and shall not be excused dividedly.
3) Inheritance and other terms applicable to the exercise of the Stock Acquisition Right shall be as prescribed in the resolution of the Board of Directors on the subscription requirements with respect to the Stock Acquisition Rights and the "Stock Acquisition Rights Allocation Agreement" to be signed between the Company and the Grantees.
(9) Terms for the acquisition and cancellation of the Stock Acquisition Rights
1) If the Grantees do not comply with any of the terms for exercising the Stock Acquisition Rights stipulated in Item (8) above, the Company may acquire and cancel the Stock Acquisition Rights without charge.
2) If the Grantees express their intentions to disclaim or return all or a part of the Stock Acquisition Rights, the Company may acquire and cancel the Stock Acquisition Rights without charge.
(10) Transfer of Stock Acquisition Rights
The acquisition of the Stock Acquisition Rights by way of transfer shall require approval by a resolution of the Board of Directors.
(11) Issue of certificates for Stock Acquisition Rights:
Certificates for the Stock Acquisition Rights shall be issued only when a holder of the Stock Acquisition Rights requests.
(12) Amount to be accounted for as stated capital in respect of shares to be issued upon exercise of Stock Acquisition Rights:
¥38 per share
(13) Eligible persons of Stock Acquisition Rights allotted
Outside collaborators of the Company 2 parsons



Allied Telesis Holdings, K.K.

Summary of 1Q Financial Results (Fiscal 2008)

May 8, 2008

Allied Telesis Holdings, K.K.

Code Number:	6835
Shares Listed:	Second Section of Tokyo Stock Exchange
(URL:http://www.at-global.com)	
Head Office:	Tokyo, Japan
Representative:	Takayoshi Oshima, Chairman and CEO
Contact:	Yoichi Hara, General Manager, Investor Relations
	Tel:+81-3-5437-6007

1. Consolidated 1st Q Financial Results for Fiscal 2008 (From January 1, 2008 to March 31, 2008)

(1)Operating Results

(Rounded down to millions of yen, except per share data)

	Net sales	% change	Operating Income(loss)	% change	Ordinary Income(loss)	% change
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)
Fiscal 2008 1Q ended March 31,2008	12,566	(4.8)	917	–	(445)	–
Fiscal 2007 1Q ended March 31,2007	13,194	(7.5)	(0)	–	57	–
Fiscal 2007 year ended December 31,2007	53,899	2.2	1,453	–	745	–

	Net income (loss)	% change	Net income per share (Primary)	Net income per share (Diluted)
	(Millions of yen)	(%)	(yen)	(yen)
Fiscal 2008 1Q ended March 31,2008	(490)	–	(3.13)	–
Fiscal 2007 1Q ended March 31,2007	(85)	–	(0.67)	–
Fiscal 2007 year ended December 31,2007	44	–	0.30	–

(2)Financial Condition

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	(Millions of yen)	(Millions of yen)	(%)	(yen)
Fiscal 2008 1Q ended March 31,2008	27,009	13,078	47.5	81.80
Fiscal 2007 1Q ended March 31,2007	31,606	10,902	34.3	82.38
Fiscal 2007 year ended December 31,2007	28,040	12,991	45.4	81.23

2. Dividends

	Interim dividend per share	Year-end dividend per share	Dividend per share for the year
	(yen)	(yen)	(yen)
Year ended December 31,2007	–	–	–
Year ended December 31,2008(Forecast)	–	–	–

3. Projection for Fiscal 2008 (January 1, 2008 to December 31, 2008)

	Net sales	% change	Operating income	% change	Ordinary income	% change
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)
Fiscal 2008 6 months ended June 30,2008	27,240	2.5	1,380	–	500	437.6
Fiscal 2008 ending December 31,2008	54,700	1.5	2,870	97.5	1,950	161.7

	Net income	% change	Net income per share
	(Millions of yen)	(%)	(yen)
Fiscal 2008 6 months ended June 30,2008:	250	–	1.59
Fiscal 2008 ending December 31,2008	970	–	6.19

Notes:

1. Change in the scope of consolidation and application of the equity method: No
2. Change in accounting policy during the term: Yes
3. Number of shares issued and outstanding at the end of the term (consolidated):

Forecasts regarding future performance in these materials are based on judgments made in accordance with information available at the time this report was prepared. Forecasts therefore embody risks and uncertainties. Actual results may differ significantly from these forecasts for a number of factors.

[Qualitative Information and Financial Statements]

1. Qualitative information on the consolidated business results

In the current first quarter, operating income stood at 917 million yen. However, ordinary loss of 445 million yen was recorded as a result of the foreign exchange valuation loss of 1,261 million yen due to rapid appreciation of the yen.

The Allied Telesis Group operates in the network-related market, which is actively moving towards an environment where high-speed network infrastructure is required. Consequently, demand is growing for Network Products and IP Triple Play Products in both domestic and overseas markets.

Under such circumstances, the Allied Telesis Group made strenuous efforts to increase efficiency in the management aiming at a more profitable business structure, and strengthened its sales capabilities in each country focusing on giga-network products. Although sales of giga-network products in Japan declined as production failed to catch up with demand, there were positive factors leading to sales growth in the future such as increased deals for project based systems centering on "SwitchBlade x908" launched last year as a core product. Sales in Europe and the United States achieved firm growth of 107% compared to the same period of the previous year on a local currency basis, but the same, when denominated in yen, recorded a decline due to the stronger yen.

Net sales of Allied Telesis Group in the first quarter stood at 12,566 million yen (4.8% below the same period of the previous year). In terms of profit, operating income was 917 million yen (loss of 68 million yen in the same period of the previous year). Operating income has been maintained for three successive quarters since the third quarter of the previous consolidated accounting year (*). However, Allied Telesis Group recorded ordinary loss of 445 million yen and net loss of 490 million yen for the current first quarter (income of 57 million yen and loss of 85 million yen, respectively, in the same period of the previous year), due to the larger foreign exchange valuation loss of 1,261 million yen caused by the higher than expected yen exchange rate of 100.19 yen against the dollar at the end of March, compared an FX valuation loss of 700 million yen projected by Allied Telesis Group for the current first quarter based on the assumed exchange rate of 105 yen against the dollar.

Although the exchange rate at the end of each accounting period determines the foreign exchange valuation loss, it has no effect on cash flows. We forecast that foreign exchange valuation loss for the current full accounting year will stay at around 700 million yen if the yen exchange rate trades at the 105 yen level against the dollar in the future.

Even though the Allied Telesis Group was adversely affected by appreciation of the yen in the first quarter as stated above, we made strenuous efforts to increase management efficiency and achieved substantial improvement in operating income. We believe that we will continue to improve profitability in the interim period and full accounting year.

(*) Quarterly Operating Income and Operating Margin

(million yen)

	'07/Q1	'07/Q2	'07/Q3	'07/Q4	'08/Q1
Operating income/loss	-0	-225	407	1,272	917
Operating income rate	-	-	3.1%	8.9%	7.3%

2. Qualitative information on the consolidated financial position

Total assets as at the end of the current first quarter decreased 1,031 million yen compared to the end of the previous consolidated accounting year to 27,009 million yen due to the reduction in trade notes and accounts receivable, reduction in inventory, etc.

Total liabilities decreased 1,118 million yen compared to the end of the previous consolidated accounting year to 13,931 million yen due to the reduction in borrowings and bonds while trade notes and accounts payable increased. Net assets increased 87 million yen compared to the end of the previous consolidated accounting year to 13,078 million yen.

3. Qualitative information on the consolidated financial forecast

There is no change from the financial forecast announced in the financial highlights issued on February 15, 2008.

4. Other

(1) Changes of major subsidiary companies during the current quarter (Changes of specific subsidiary companies, which bring about changes in the scope of consolidation): None

(2) Application of simplified methods in the accounting procedure: Yes

(3) Changes in the accounting methods from the last consolidated accounting year: None

5 1st Quarter Consolidated Financial Statements

(1) 1st Quarter Consolidated Balance Sheet

	Previous 1st Quarter (March 31, 2007)		Current 1st Quarter (March 31, 2008)		Increase and decrease		Previous Consolidated Accounting Term (December 31, 2007)	
Items	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)
(Assets)								
I. Current Assets								
1. Cash and Deposits	4,535,910		2,785,759		(1,750,151)	(38.6)	3,238,593	
2. Bills and Accounts receivable	10,572,068		11,048,095		476,026	4.5	11,795,717	
3. Marketable securities	155,291		7		(155,283)	(100.0)	115,008	
4. Inventory assets	8,902,044		7,336,463		(1,565,580)	(17.6)	7,616,502	
5. Others	2,221,757		2,328,011		106,253	4.8	1,476,386	
Allowance for bad debt	(639,110)		(799,502)		(160,392)	—	(830,370)	
Total Current Assets	25,747,963	81.5	22,698,835	84.0	(3,049,128)	(11.8)	23,411,838	83.5
II. Fixed Assets								
1. Tangible fixed assets								
(1) Tools and equipment	1,705,659		836,689		(868,970)	(50.9)	968,883	
(2) other	2,306,219		2,414,932		108,713	4.7	2,488,903	
Total Tangible Fixed Assets	4,011,879	12.7	3,251,622	12.1	(760,257)	(19.0)	3,457,786	12.3
2. Intangible Fixed Assets								
(1) Others	397,297		256,240		(141,056)	(35.5)	313,413	
Total Intangible Fixed Assets	397,297	1.2	256,240	0.9	(141,056)	(35.5)	313,413	1.1
3. Investment and Other Assets								
(1) Investment securities	642,940		74,773		(568,166)	(88.4)	68,206	
(2) Others	819,286		728,435		(90,851)	(11.1)	789,728	
Allowance for bad debt	(12,383)		—		12,383	—	—	
Total of Investment and Other Assets	1,449,843	4.6	803,209	3.0	(646,634)	(44.6)	857,934	3.1
Total of Fixed Assets	5,859,020	18.5	4,311,072	16.0	(1,547,948)	(26.4)	4,629,134	16.5
Total Assets	31,606,984	100.0	27,009,907	100.0	(4,597,076)	(14.5)	28,040,972	100.0

Items	Previous 1st Quarter (March 31, 2007)		Current 1st Quarter (March 31, 2008)		Increase and decrease		Previous Consolidated Accounting Term (December 31, 2007)	
	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)
(Liabilities)								
I. Current Liabilities								
1. Bills payable and Accounts payable	6,188,849		5,625,718		(563,130)	(9.1)	4,803,272	
2. Short-term Loan	3,176,533		1,793,609		(1,382,923)	(43.5)	3,671,140	
3. Long-term Loan repayable within one year	2,543,488		852,830		(1,690,658)	(66.5)	1,081,178	
4. Corporate Bonds redeemable within one year	268,000		130,000		(138,000)	(51.5)	264,000	
5. Accrued expenses	2,298,610		1,551,750		(746,860)	(32.5)	1,727,015	
6. Accrued corporate income tax	317,005		110,404		(206,600)	(65.2)	410,021	
7. Deferred tax liabilities	2,906		—		(2,906)	—	—	
8. Allowance for bonus payable	410,032		332,354		(77,677)	(18.9)	194,625	
9. Other	2,175,611		2,452,643		277,032	12.7	1,740,097	
Total Current Liabilities	17,381,038	55.0	12,849,311	47.6	(4,531,726)	(26.1)	13,891,350	49.6
II. Fixed Liabilities								
1. Corporate bonds	130,000		—		(130,000)	—	—	
2. Long-term loan	2,517,096		385,138		(2,131,957)	(84.7)	467,460	
3. Deferred tax liabilities	31,289		11,010		(20,278)	(64.8)	9,786	
4. Allowance for retirement	605,144		635,393		30,249	5.0	612,244	
5. Other	40,368		50,336		9,950	24.6	68,955	
Total of Fixed Liabilities	3,323,915	10.5	1,081,879	4.0	(2,242,036)	(67.5)	1,158,446	4.1
Total Liabilities	20,704,953	65.5	13,931,191	51.6	(6,773,762)	(32.7)	15,049,797	53.7
(Net Assets)								
I. Shareholders' Equity								
1. Capital	8,997,146	28.4	9,805,100	36.3	807,954	9.0	9,805,100	35.0
2. Capital surplus	11,127,574	35.2	11,935,528	44.2	807,954	7.3	11,935,528	42.5
3. Accumulated profit	(9,252,335)	(29.3)	(9,613,616)	(35.6)	(361,280)	—	(9,122,767)	(32.5)
4. Treasury stock	(12,070)	(0.0)	(12,085)	0.0	(14)	—	(12,085)	(0.0)
Total Shareholders' Equity	10,860,314	34.3	12,114,927	44.9	1,254,613	11.6	12,605,776	45.0
II. Valuation and Translation Adjustments								
1. Other appraisal gain/(loss) on marketable securities	32,442	0.2	2,887	0.0	(29,555)	(91.1)	1,111	0.0
2. Deferred gain/(loss) on hedging instruments	20,132	0.0	—	—	(20,132)	—	—	—
3. Foreign currency translation Adjustment account	(73,272)	(0.2)	705,691	2.6	778,964	—	129,077	0.4
Total of appraisal and Translation Adjustments etc	(20,697)	(0.0)	708,578	2.6	729,276	—	130,189	0.4
III. Warrants	62,414	0.2	255,209	0.9	192,795	308.9	255,209	0.9
Total Net Assets	10,902,030	34.5	13,078,716	48.4	2,176,685	20.0	12,991,175	46.3
Total Liabilities and Net Assets	31,606,984	100.0	27,009,907	100.0	(4,597,076)	(14.5)	28,040,972	100.0

(B) Quarter Consolidated Profit and Loss Account

	Previous 1st Quarter (January 31 to March 31, 2007)		Current 1st Quarter (January 31 to March 31, 2008)		Increase and decrease		Previous Consolidated Accounting Term (January 31 to December 31, 2007)	
Items	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)
I. Sales	13,194,618	100.0	12,566,817	100.0	(627,800)	(4.8)	53,899,698	100.0
II. Cost of Sales	7,000,383	53.1	6,507,371	51.8	(493,012)	(7.0)	29,309,503	54.4
Gross profit margin	6,194,234	46.9	6,059,446	48.2	(134,788)	(2.2)	24,590,194	45.6
III. Selling, General and Administrative Expenses	6,194,917	47.0	5,142,087	40.9	(1,052,830)	(17.0)	23,136,344	42.9
Operating Income (loss)	(683)	(0.1)	917,358	7.3	918,042	—	1,453,850	2.7
IV. Non-operating Income	172,756	1.3	21,178	0.2	(151,578)	(87.7)	172,043	0.3
1. Interest received	18,615		12,806		(5,809)	(31.2)	73,882	
2. Dividend received	89		102		13	14.8	104	
3.	—		3,185		3,185	—	—	
4. Others	154,051		5,084		(148,967)	(96.7)	98,056	
V. Non-operating Expenses	114,111	0.8	1,383,965	11.0	1,269,854	—	880,358	1.6
1. Interest paid	53,974		120,401		66,427	123.1	406,131	
2. Foreign exchange loss	43,512		1,261,098		1,217,586	—	246,905	
3. Valuation loss on foreign exchange contract	4,978		—		(4,978)	—	26,013	
4. Equity in loss of affiliates	1,249		—		(1,249)	—	4,579	
5. Compliance expense	—		—		—	—	77,473	
6. Others	10,396		2,465		(7,931)	(76.3)	119,254	
Ordinary Income (loss)	57,961	0.4	(445,428)	(3.5)	(503,390)	—	745,534	1.4
VI. Extraordinary Income	1,202	0.0	1,318	0.0	116	9.7	744,336	1.4
1. Gain on sale of fixed assets	13		1,278		1,265	—	16,183	
2. Gain on sale of investment securities	1,188		—		(1,188)	—	636,015	
3. Reversal of allowance for doubtful accounts	—		40		40	—	55,315	
4. Reversal of allowance for warrants	—		—		—	—	9,151	
5. Other	—		—		—	—	27,671	

Items	Previous 1st Quarter (January 31 to March 31, 2007)		Current 1st Quarter (January 31 to March 31, 2008)		Increase and decrease		Previous Consolidated Accounting Term (January 31 to December 31, 2007)	
	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)	Amount (1,000 yen)	Ratio (%)
VII. Extraordinary loss	76,107	0.6	7,200	0.1	(68,906)	(90.5)	834,762	1.5
1. Loss on sale of fixed assets	—		18		18	—	2,039	
2. Loss on disposal of fixed assets	1,446		1,313		(133)	(9.2)	17,113	
3. Appraisal loss on securities investments	—		—		—	—	269	
4. loss on sales of investment securities	—		—		—	—	403	
5. Impairment loss	—		—		—	—	392,189	
6. loss on redemption of bonds	—		—		—	—	58,000	
7. Restructuring expenses	—		—		—	—	147,524	
8. Litigation related expenses	—		—		—	—	105,215	
9. Others	74,660		5,868		(68,791)	(92.1)	112,008	
Net income (loss) before tax adjustment	(16,943)	(0.2)	(451,310)	(3.6)	(434,367)	—	655,109	1.3
Tax expenses	83,591	0.6	39,537	0.3	(44,053)	(52.7)	610,707	1.1
Loss of minority shareholders	15,368	(0.2)	—	—	(15,368)	—	—	—
Net income (loss)	(85,166)	(0.6)	(490,848)	(3.9)	(405,682)	—	44,402	0.1

6 Segment Information

Segment Information by business type

The consolidated group omitted segment information by business type, because our consolidated group provides only news concerning information communication and network-related businesses.

Segment Information by location

Sales for external customer

	Previous 1st Quarter (January 31 to March 31, 2007)	Current 1st Quarter (January 31 to March 31, 2008)	Increase and decrease	Previous Consolidated Accounting Term (January 31 to December 31, 2007)
Japan (1,000 yen)	7,171,100	6,929,104	(3.4%)	26,847,708
Europe/America (1,000 yen)	5,225,564	4,993,300	(4.4%)	23,355,081
Asia/Oceania (1,000 yen)	797,953	644,412	(19.2%)	3,696,908
Consolidated Total (1,000 yen)	13,194,618	12,566,817	(4.8%)	53,899,698
Exchange rate (US$1)	¥119.44	¥106.60		¥118.14

(Notes)

1. Breakdowns by country or region are based on geographical proximity.
2. Major countries and regions included in areas other than Japan
   (1) Europe/America – United States, Canada, United Kingdom, France, Germany, Netherlands, Italy
   (2) Asia/Oceania – Singapore, China, Australia, New Zealand, South Korea

半期報告書

（第22期中）　自　平成20年１月１日
至　平成20年６月30日

アライドテレシスホールディングス株式会社

(E01867)

第22期中（自　平成20年１月１日　至　平成20年６月30日）

半　期　報　告　書

1　本書は半期報告書を金融商品取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用し提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

アライドテレシスホールディングス株式会社

目　　　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成20年９月30日
【中間会計期間】	第22期中(自　平成20年１月１日　至　平成20年６月30日)
【会社名】	アライドテレシスホールディングス株式会社
【英訳名】	ALLIED TELESIS HOLDINGS K.K.
【代表者の役職氏名】	代表取締役会長　　大　嶋　章　禎
【本店の所在の場所】	東京都品川区西五反田七丁目21番11号
【電話番号】	03(5437)6000
【事務連絡者氏名】	経理部長　　和　田　公　平
【最寄りの連絡場所】	東京都品川区西五反田七丁目21番11号
【電話番号】	03(5437)6000
【事務連絡者氏名】	経理部長　　和　田　公　平
【縦覧に供する場所】	株式会社　東京証券取引所 (東京都中央区日本橋兜町２番１号)

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 最近３中間連結会計期間及び最近２連結会計年度に係る主要な経営指標等の推移

回次		第20期中	第21期中	第22期中	第20期	第21期
会計期間		自 平成18年1月1日 至 平成18年6月30日	自 平成19年1月1日 至 平成19年6月30日	自 平成20年1月1日 至 平成20年6月30日	自 平成18年1月1日 至 平成18年12月31日	自 平成19年1月1日 至 平成19年12月31日
売上高	(千円)	27,508,572	26,565,550	24,422,035	52,729,748	53,899,698
経常利益又は経常損失（△）	(千円)	△1,002,943	93,487	△56,686	△3,345,025	745,534
中間(当期)純利益又は純損失（△）	(千円)	△2,218,606	△566,425	7,576	△8,075,840	44,402
純資産額	(千円)	11,134,116	11,664,877	13,311,077	8,381,047	12,991,175
総資産額	(千円)	39,895,414	31,683,430	26,026,550	33,006,267	28,040,972
１株当たり純資産額	(円)	119.37	76.02	83.07	76.16	81.23
１株当たり中間(当期)純利益又は純損失（△）	(円)	△25.24	△4.21	0.05	△84.84	0.30
潜在株式調整後１株当たり中間(当期)純利益	(円)	―	―	0.05	―	0.30
自己資本比率	(%)	27.7	36.6	50.1	25.2	45.4
営業活動によるキャッシュ・フロー	(千円)	△734,630	3,578,844	3,470,700	1,942,341	5,361,888
投資活動によるキャッシュ・フロー	(千円)	△1,044,439	△1,723,849	△192,312	△1,383,599	△683,767
財務活動によるキャッシュ・フロー	(千円)	2,816,090	△1,612,933	△3,314,043	△755,029	△5,704,526
現金及び現金同等物の中間期末(期末)残高	(千円)	4,705,456	2,563,742	2,311,986	2,985,583	2,662,364
従業員数	(名)	2,895 (137)	2,235 (71)	2,308 (64)	2,521 (149)	2,285 (77)

(注) １　売上高には消費税等は含まれておりません。

２　従業員数は就業人員であり、( )書きは平均臨時雇用者数であり、外書きにしております。

３　第21期中間、第20期、第20期中間の潜在株式調整後１株当たり中間(当期)純利益については、１株当たり中間（当期）純損失のため記載しておりません。

(2) 提出会社の最近３中間会計期間及び最近２事業年度に係る主要な経営指標等の推移

回次		第20期中	第21期中	第22期中	第20期	第21期
会計期間		自 平成18年1月1日 至 平成18年6月30日	自 平成19年1月1日 至 平成19年6月30日	自 平成20年1月1日 至 平成20年6月30日	自 平成18年1月1日 至 平成18年12月31日	自 平成19年1月1日 至 平成19年12月31日
営業収益	(千円)	3,950,357	3,391,990	3,218,840	7,192,760	6,872,332
経常利益又は経常損失(△)	(千円)	48,357	△540,916	△260,977	△518,144	△231,589
中間(当期)純利益又は純損失(△)	(千円)	△3,596,675	△763,640	△78,768	△8,428,665	415
資本金	(千円)	6,159,279	9,671,925	9,807,675	7,697,146	9,805,100
発行済株式総数	(株)	92,394,930	152,626,421	156,876,421	109,410,740	156,826,421
純資産額	(千円)	11,005,565	12,421,774	13,541,468	9,232,228	13,594,492
総資産額	(千円)	30,012,423	21,117,303	19,269,180	24,659,597	18,969,670
１株当たり純資産額	(円)	118.38	81.22	84.83	84.20	85.31
１株当たり中間(当期)純利益又は純損失(△)	(円)	△40.91	△5.67	△0.50	△88.54	0.00
潜在株式調整後１株当たり中間(当期)純利益	(円)	―	―	―	―	0.00
１株当たり配当額	(円)	―	―	―	―	―
自己資本比率	(%)	36.5	58.7	69.0	37.3	70.5
従業員数	(名)	98 (6)	74 (2)	80 (4)	97 (6)	72 (3)

(注) 1 売上高には消費税等は含まれておりません。

2 従業員数は就業人員であり、( )書きは平均臨時雇用者数であり、外書きにしております。

3 第22期中間、第21期中間、第20期、第20期中間の潜在株式調整後１株当たり中間（当期）純利益については、１株当たり中間（当期）純損失のため記載しておりません。

2【事業の内容】

当中間連結会計期間において、当社グループ（当社及び当社の関係会社）が営んでいる事業の内容に重要な変更はありません。

〔事業の系統図〕



（平成20年６月30日現在）
顧　　客
海　　外
国　　内
製品・サービス
製品・サービス
販売・サービス会社
アライドテレシス㈱　（日本）
Allied Telesis Inc.　（アメリカ）
Allied Telesis Capital Corp.　（アメリカ）
Allied Telesis International S.A　（スイス）
Allied Telesis (China) Ltd.　（中国）
アライドテレシスネットワークス㈱　（日本）
コレガグループ　他
製品・サービス
製造・物流会社
Allied Telesis (Hong Kong) Ltd.　（香港）
Allied Telesyn International (Asia) Pte.Ltd.　（シンガポール）
Allied Telesis (Suzhou) Co.Ltd.　（中国）
Allied Telesis (Dongguan) Ltd.　（中国）
製品・サービス
開発会社
㈱アライドテレシス開発センター　（日本）
Allied Telesis Labs Ltd.　（ニュージーランド）
Allied Telesis Labs Inc.　（アメリカ）
Allied Telesis Inc.　（アメリカ）
Allied Telesis Labs S.r.l.　（イタリア）　他
開発委託
アライドテレシスホールディングス株式会社（グループ全体の管理・統括）

（注）連結子会社39社、持分法適用関連会社１社であります。

3【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はありません。

4【従業員の状況】

(1) 連結会社における状況

(平成20年6月30日現在)

事業の種類別セグメントの名称	従業員数(名)
情報通信・ネットワーク事業	2,308 (64)
合計	2,308 (64)

(注) 1 従業員数は、就業人員であります。
2 従業員数欄の(外書き)は、臨時従業員の当中間連結会計期間の平均雇用人員であります。

(2) 提出会社の状況

(平成20年6月30日現在)

従業員数(名)	80 (4)

(注) 1 従業員数は、就業人員であります。
2 従業員数欄の(外書き)は、臨時従業員の当中間会計期間の平均雇用人員であります。

(3) 労働組合の状況

労働組合は結成されておりませんが、労使関係は良好であります。

第２【事業の状況】

１【業績等の概要】

(1) 業績

連結売上高

日本は、昨年発表したコアスイッチSwitch Blade x908を中心としたギガ・ネットワークソリューションを積極的に提案しております。前年に比べシステム案件の獲得件数は堅調に推移しております。こうした中で、日本の売上高は企業の設備投資の冷え込みもあり、期待通りには伸びず、売上高127億89百万円(前年同期は136億51百万円)となりました。今期の売上高を伸ばすためにSwitch Blade x908を投入し、第２四半期から出荷が開始されております。下期に多くのシステム案件もあり、売上高に貢献するものと期待しております。

欧米は、特に米国では国内景気の悪化が見られましたが、現地通貨ベースで前年同期比を約10%伸ばしております。欧州は前期すでに売上げを伸ばしており前年同期比ではほぼ横ばいですが、堅調に伸びております。ネットワーク機器事業としては日本同様Switch Blade x908を中心にプロモーションをはじめており、今後売上高への期待がもてます。ＩＰトリプルプレイ事業は、利益率を高めながら確実に伸びております。円高の影響により円換算ベースではマイナスとなり売上高102億８百万円（前期同期は113億11百万円）となりました。

アジア・オセアニアは、売上げ規模では他の地域よりも少ないが、中国を含め新興国でのネットワーク機器需要は続いており、現地通貨ベースでは約２％伸ばしております。欧米同様、円換算ベースではマイナスとなり売上高14億23百万円（前年同期は16億2百万円）となりました。

上記の結果、連結売上高は244億22百万円（前年同期は265億65百万円)となりました。

連結営業利益

売上総利益率が46.7%と前年同期と比べ2.1%アップし、販売管理費の圧縮に努めた結果、連結営業利益は８億92百万円（前年同期は営業損失２億25百万円）となりました。

連結経常利益

前期末(1ドル＝114.15円)と比べ為替レートは1ドル＝106.42円と円高になり、為替評価損が７億37百万円発生しました。その結果、連結経常損失は56百万円（前年同期は経常利益93百万円）となりました。

連結中間純利益

特別損失として過年度損益修正損34百万円が発生しましたが、連結中間純利益は７百万円（前年同期は中間純損失５億66百万円）となりました。

これらを受け、当中間連結会計期間の連結業績は以下のとおりとなりました。

連結売上高	244億22百万円	前年同期比　-8.1%
うち日本	127億89百万円	前年同期比　-6.3%
うち欧米	102億８百万円	前年同期比　-9.8%
うちアジア・オセアニア	14億23百万円	前年同期比　-11.2%
連結営業利益	８億92百万円	―
連結経常損失	56百万円	―
連結中間純利益	７百万円	―

また、当中間会計期間の単独業績は以下のとおりとなりました。

営業収益	32億18百万円	前年同期比　-5.1%
営業利益	１億23百万円	―
経常損失	２億60百万円	―
中間純損失	78百万円	―

(2) キャッシュ・フローの状況

当中間連結会計期間において、営業活動によるキャッシュ・フローは、税金等調整前中間純利益が前中間連結会計期間に比べ改善し、また売上債権が減少した一方で仕入債務も減少したこと等により34億70百万円のキャッシュ・イン（前中間連結会計期間は35億78百万円のキャッシュ・イン）となりました。投資活動によるキャッシュ・フローは、定期預金の解約や米軍横田基地で提供しているトリプルプレイ・サービスに係わる設備投資が一巡したこと等により、１億92百万円のキャッシュ・アウト（前中間連結会計期間は17億23百万円のキャッシュ・アウト）となりました。また、財務活動によるキャッシュ・フローは、主に短期借入金の純減少等により33億14百万円のキャッシュ・アウト（前中間連結会計期間は16億12百万円のキャッシュ・アウト）となりました。

この結果、当中間連結会計期間末の現金及び現金同等物の残高は、前中間連結会計期間末に比べ２億51百万円減少し、23億11百万円となりました。

2【生産、受注及び販売の状況】

(1) 生産実績

当社グループ(当社及び連結子会社)における主要な生産は、製造コストが安価でインフラの整備されたシンガポール及び中国(江蘇省蘇州市・広東省東莞市)の自社工場で生産するほか、低価格製品を中心にインドネシアの工場へ生産委託しております。なお、当社グループにおける事業の種類別セグメントは、区分欄に記載した情報通信・ネットワーク事業のみであります。

当中間連結会計期間における生産の実績は次のとおりであります。

区分	生産高(千円)	前年同期比(%)
情報通信・ネットワーク事業	9,928,370	10.6

(注) 1 金額は製造原価によっております。

2 金額には消費税等は含まれておりません。

当中間連結会計期間における委託生産に伴う仕入高及び生産に伴う原材料・部品の仕入高の実績は次のとおりであります。

区分	仕入高(千円)	前年同期比(%)
情報通信・ネットワーク事業	12,332,405	0.3

(注) 1 金額は仕入原価によっております。

2 金額には消費税等は含まれておりません。

(2) 受注実績

当社グループの取扱品目は原則として全てが標準製品でありますので、個別受注生産は行われず、見込み生産を行っております。

(3) 販売実績

当中間連結会計期間における販売実績は次のとおりであります。

区分	販売高(千円)	前年同期比(%)
情報通信・ネットワーク事業	24,422,035	△8.1

(注) 1 主要な相手先別の販売実績及び総販売実績に対する割合については、いずれの販売先についても当該割合が10%未満のため記載を省略しております。

2 金額には消費税等は含まれておりません。

3【対処すべき課題】

ネットワーク関連市場は今後も劇的な変化を遂げながら成長していくものと推測されますが、同時に競争も激化しております。当社グループは、「法人向けネットワーク機器」の開発・製造・販売の更なる拡充と、「ＩＰトリプルプレイ」が世界的に認められ本格的な成長期に入ったことを背景とし、中長期的に売上高を成長させるとともに、製品原価の低減、事業及び人員の適切なリストラクチャリングの継続により、持続的な企業価値向上を図ってまいります。

① ネットワーク機器事業

当社グループは創業以来、世界21カ国に広がる販売拠点と業界随一の幅広い製品ラインナップにより、世界でも有数のネットワーク機器総合メーカーとしての地位を築いてまいりました。本年度は再度機器メーカーとしての原点に立ち返り、お客様のニーズをいち早く取り入れた技術に優れた製品をタイミングよく開発・販売するとともに、適時キャンペーンによる主力製品の拡販を行い、シェア拡大を目指しております。さらにサポート・サービスの充実と最適なＩＴシステム基盤構築を行うためのネットワーク構築支援サービスであるプロフェッショナルサービスなど、幅広い事業戦略で今後の中期経営計画の柱となる安定的な収益を確保してまいります。

② ＩＰトリプルプレイ事業

（ⅰ） ＮＳＰ（ネットワーク・サービス・プロバイダー）

当社グループは、欧米にて拡大しているＩＰトリプルプレイ市場にいち早く対応し投資を継続し続けており、機器の開発からサービス・サポート、コンサルティングまでワンストップで提供可能な体制を整え、マーケットリーダーとしての地位の確立を目指しております。また、ＩＰＴＶ等新たなサービス需要に対して大手システムインテグレーターとの強力なパートナーシップを図り、営業力と商品力の強化により事業の拡大をしてまいります。

（ⅱ） ＩＰ－ＧＳＰ（ＩＰグローバル・サービス・プロバイダー）

当事業は、大学や米軍基地など限定されたエリアにおいて、インフラの敷設からＩＰ電話、ＩＰＴＶ、その他ネットワーク等、様々なサービスやコンテンツを提供する事業であり、機器メーカーとしての範疇を超え、ネットワーク構築からそれを利用したサービス提供まで総合的に提供できる企業集団としての飛躍を目指しております。今後この事業の拡大により、グローバルに展開している企業へのビジネスゲートウェイとしての役割も担うことができ、サービスに応じた収入を得ることができるビジネスモデルのため、より安定した収益の確保につながる事業として体制を強化してまいります。

③ 研究開発事業

ネットワーク関連市場は世界的に製品開発が激化しており、絶え間なく技術革新が進んでおります。当事業は、ネットワーク関連機器の総合メーカーとして更なる成長をするとともに、企業価値を向上させるための重要な使命であり、今後も売上高の一定割合を研究開発に投資し、将来を見据えた企業活動をしてまいります。

4【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約等の決定又は締結等ありません。

5【研究開発活動】

情報通信分野はNGN(Next Generation Network)や 10ギガイーサネットなど、急速かつ激しい技術革新が続いており、また環境配慮型製品への移行が求められています。

当社グループの研究開発活動においては、有害物質を排除したRoHS指令対応製品への移行とその開発・製品化プロセスを確立いたしました。さらに今期は、採用部品・設計工程を見直し既存製品の省エネルギー化に本格着手いたしました。

また、顧客ニーズに合致した製品を市場に投入していくことが競争力強化の重要な要素であると認識しており、当社グループが培った各製品カテゴリでの要素技術を結集した製品を市場に投入することが、さらなる差別化・付加価値につながると認識しております。その実現のために、研究開発活動に積極的に取り組んでおり、最新技術の調査研究のほか、「高性能」「高品質」「高い信頼性」かつ「コストパフォーマンス」に優れた製品を安定的に供給することを基本方針に製品開発を行っております。

こうした中、企業内通信にフォーカスし新製品の開発を進めてまいりました。また、開発の効率化・開発工程での品質作り込みを目指し、新ソフトウェアプラットフォームの開発も平行して進めてまいりました。

スイッチ分野では 2007年末よりSwitchBlade x908 とCenterCOM x900 シリーズの市場投入を開始いたしました。本製品は、新ソフトウェアプラットフォームを採用しており、今後のスイッチ製品における共通プラットフォームとなります。この新ソフトウェアプラットフォームは新製品開発における期間・コスト削減に向け大きな役割を果たします。新ソフトウェアプラットフォームの安定化と高機能化が、今後の研究開発の１つのテーマとなります。さらに、新ソフトウェアプラットフォームを採用した製品ラインアップが拡充できるよう努力しております。

当連結会計期間においては、SwitchBlade x908 とCenterCOM x900 の拡張インタフェース製品、および機能の拡充を行ってまいりました。既存製品群においても、高機能化と省エネルギー化を実現したスイッチ群の市場投入など、企業内通信用途におけるニーズに応えてまいりました。

今後も開発効率化による開発投資の効率化と「品質・機能・価格」と「環境性能」のバランス追及に取り組んでまいります。

第３【設備の状況】

１【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２【設備の新設、除却等の計画】

当中間会計期間において、前事業年度末に計画した設備の新設等について重要な変更はありません。

なお、当連結会計期間において、新たに確定した重要な設備の新設、除却等の計画はありません。

また、当中間連結会計期間末日後に下記の設備の売却を予定しております。

会社名	事業所名 (所在地)	設備の内容	帳簿価額（千円）			売却予定月日
			建物及び構築物	土地	合計	
提出会社	京都研究所 (京都府京都市左京区)	製品開発施設	223,843	186,518	410,361	2008年9月

（注）１．上記金額には、消費税等は含まれておりません。

第４【提出会社の状況】

１【株式等の状況】

（１）【株式の総数等】

①【株式の総数】

種類	発行可能株式総数(株)
普通株式	600,000,000
計	600,000,000

（注）　平成20年３月25日開催の定時株主総会において定款の一部変更が承認され、発行可能株式総数は同日より288,060,000株増加し、600,000,000株となっております。

②【発行済株式】

種類	中間会計期間末現在発行数(株)(平成20年６月30日)	提出日現在発行数(株)(平成20年９月30日)	上場金融商品取引所名又は登録認可金融商品取引業協会名	内　容
普通株式	156,876,421	156,876,421	東京証券取引所(市場第二部)	株主としての権利内容に制限のない、標準となる株式
計	156,876,421	156,876,421	―	―

（注）　提出日現在の発行数には、平成20年９月１日から当該半期報告書提出日までの新株予約権（旧商法第280条ノ19の規定に基づく新株引受権を含む）の権利行使により発行された株式数は含まれておりません。

（２）【新株予約権等の状況】

①　新株予約権（ストックオプション）

第１回新株予約権
株主総会の特別決議（平成14年６月７日）

	中間会計期間末現在(平成20年６月30日)	提出日の前月末現在(平成20年８月31日)
新株予約権の数	1,623個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	162,300株（注）１	同左
新株予約権の行使時の払込金額	409円（注）２	同左
新株予約権の行使期間	自　平成16年６月７日 至　平成24年６月６日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　409円 資本組入額　205円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	―	―
組織再編成行為に伴う新株予約権の交付に関する事項	―	―

第２回新株予約権
株主総会の特別決議（平成14年６月７日）

	中間会計期間末現在(平成20年６月30日)	提出日の前月末現在(平成20年８月31日)
新株予約権の数	425個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	42,500株（注）１	同左
新株予約権の行使時の払込金額	275円（注）２	同左
新株予約権の行使期間	自　平成16年６月７日 至　平成24年６月６日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　275円 資本組入額　138円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	―	―
組織再編成行為に伴う新株予約権の交付に関する事項	―	―

第３回新株予約権
株主総会の特別決議（平成15年３月26日）

	中間会計期間末現在 （平成20年６月30日）	提出日の前月末現在 （平成20年８月31日）
新株予約権の数	439個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	43,900株（注）１	同左
新株予約権の行使時の払込金額	235円（注）２	同左
新株予約権の行使期間	自　平成17年３月26日 至　平成25年３月25日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　235円 資本組入額　118円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

第４回新株予約権
株主総会の特別決議（平成16年３月24日）

	中間会計期間末現在 （平成20年６月30日）	提出日の前月末現在 （平成20年８月31日）
新株予約権の数	590個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	590,000株（注）４	同左
新株予約権の行使時の払込金額	239円（注）５	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　239円 資本組入額　120円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

第５回新株予約権
株主総会の特別決議（平成16年３月24日）

	中間会計期間末現在 （平成20年６月30日）	提出日の前月末現在 （平成20年８月31日）
新株予約権の数	389個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	389,000株（注）４	同左
新株予約権の行使時の払込金額	170円（注）５	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　170円 資本組入額　85円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

第６回新株予約権
株主総会の特別決議（平成16年３月24日）

	中間会計期間末現在 （平成20年６月30日）	提出日の前月末現在 （平成20年８月31日）
新株予約権の数	406個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	406,000株（注）４	同左
新株予約権の行使時の払込金額	288円（注）５	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　288円 資本組入額　144円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

第７回新株予約権
株主総会の特別決議（平成16年３月24日）

	中間会計期間末現在 （平成20年６月30日）	提出日の前月末現在 （平成20年８月31日）
新株予約権の数	362個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	362,000株（注）４	同左
新株予約権の行使時の払込金額	336円（注）５	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　336円 資本組入額　168円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

第８回新株予約権
株主総会の特別決議（平成17年３月23日）

	中間会計期間末現在 （平成20年６月30日）	提出日の前月末現在 （平成20年８月31日）
新株予約権の数	5,000個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	500,000株（注）６	同左
新株予約権の行使時の払込金額	406円（注）５	同左
新株予約権の行使期間	自　平成18年３月23日 至　平成27年３月22日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　406円 資本組入額　203円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

第11回新株予約権

株主総会の特別決議（平成17年３月23日）

	中間会計期間末現在 （平成20年６月30日）	提出日の前月末現在 （平成20年８月31日）
新株予約権の数	10,950個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	1,095,000株（注）６	同左
新株予約権の行使時の払込金額	573円（注）５	同左
新株予約権の行使期間	自　平成20年２月27日 至　平成27年３月22日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　573円 資本組入額　287円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

第13回新株予約権

株主総会の特別決議（平成18年３月30日）

	中間会計期間末現在 （平成20年６月30日）	提出日の前月末現在 （平成20年８月31日）
新株予約権の数	4,200個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	420,000株（注）６	同左
新株予約権の行使時の払込金額	290円（注）５	同左
新株予約権の行使期間	自　平成20年６月８日 至　平成28年３月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　290円 資本組入額　145円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

第15回新株予約権

株主総会の特別決議（平成19年３月28日）

	中間会計期間末現在 （平成20年６月30日）	提出日の前月末現在 （平成20年８月31日）
新株予約権の数	4,750個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	475,000株（注）６	同左
新株予約権の行使時の払込金額	63円（注）５	同左
新株予約権の行使期間	自　平成21年11月６日 至　平成29年３月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　63円 資本組入額　32円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

第16回新株予約権

株主総会の特別決議（平成19年３月28日）

	中間会計期間末現在 （平成20年６月30日）	提出日の前月末現在 （平成20年８月31日）
新株予約権の数	44,750個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	4,475,000株（注）6	同左
新株予約権の行使時の払込金額	63円（注）5	同左
新株予約権の行使期間	自　平成21年11月16日 至　平成29年３月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　63円 資本組入額　32円	同左
新株予約権の行使の条件	（注）3	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

第17回新株予約権

株主総会の特別決議（平成20年３月25日）

	中間会計期間末現在 （平成20年６月30日）	提出日の前月末現在 （平成20年８月31日）
新株予約権の数	1,500個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	150,000株（注）6	同左
新株予約権の行使時の払込金額	78円（注）5	同左
新株予約権の行使期間	自　平成20年５月23日 至　平成24年５月22日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　78円 資本組入額　39円	同左
新株予約権の行使の条件	（注）3	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

（注）1　新株予約権１個につき当社普通株式100株とする。

なお、当社が株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。

調整後株式数 ＝ 調整前株式数 × 併合の比率

2　株式併合を行う場合は、次の算式により払込金額を調整し、調整により生じる１円未満の端数は切り上げるものとする。

$$調整後払込金額 = 調整前払込金額 \times \frac{1}{併合の比率}$$

時価を下回る価額で新株式の発行又は自己株式の処分を行う場合は、次の算式により払込金額を調整し、調整の結果生じる１円未満の端数は切り上げるものとする。

$$調整後払込金額 = 調整前払込金額 \times \frac{既発行株式数 + \dfrac{新規発行株式数 \times 1株当たり払込金額}{1株当たり時価}}{既発行株式数 + 新規発行株式数}$$

3　①新株予約権の割当を受けた当社及び当社グループ会社の取締役、監査役、従業員及び社外協力者は、権利行使時においてそのいずれの地位にも該当しなくなった場合は権利行使ができないものとする。ただし、任期満了による退任、定年退職等、取締役会で正当な理由があると認められた場合はその限りではない。

②新株予約権の譲渡、質入その他の処分は認めない。

③詳細な条件他については、会社と新株予約権者との間で締結する契約に定めるところとする。

4　新株予約権１個につき当社普通株式1,000株とする。

なお、当社が株式分割及び株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。

調整後株式数 ＝ 調整前株式数 × 分割・併合の比率

5　株式分割又は併合を行う場合は、次の算式により払込金額を調整し、調整の結果生じる1円未満の端数は切り上げるものとする。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{1}{\text{分割・併合の比率}}$$

時価を下回る価額で新株式の発行又は自己株式の処分を行う場合は、次の算式により払込金額を調整し、調整の結果生じる1円未満の端数は切り上げるものとする。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{1株当たり時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

6　新株予約権1個につき当社普通株式100株とする。
なお、当社が株式分割及び株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる1株未満の端数については、これを切り捨てるものとする。
調整後株式数 ＝ 調整前株式数 × 分割・併合の比率

7　（注）2及び5に定める1株当たりの行使価額が調整された場合の資本組入額は、調整後の発行価額の2分の1とし、計算の結果1円未満の端数が生じた場合は、その端数を切り上げた額とする。

② 旧商法第280条ノ19の規定に基づく新株引受権（ストックオプション）
株主総会の特別決議（平成10年1月8日）

	中間会計期間末現在 （平成20年6月30日）	提出日の前月末現在 （平成20年8月31日）
新株予約権の数	平成20年1月7日をもって、権利行使期間満了により消滅いたしました。	同左
新株予約権のうち自己新株予約権の数		
新株予約権の目的となる株式の種類		
新株予約権の目的となる株式の数		
新株予約権の行使時の払込金額		
新株予約権の行使期間		
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額		
新株予約権の行使の条件		
新株予約権の譲渡に関する事項		
代用払込みに関する事項		
組織再編成行為に伴う新株予約権の交付に関する事項		

株主総会の特別決議（平成11年3月30日）

	中間会計期間末現在 （平成20年6月30日）	提出日の前月末現在 （平成20年8月31日）
新株予約権の数	－	－
新株予約権のうち自己新株予約権の数	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	27,000株	同左
新株予約権の行使時の払込金額	200円	同左
新株予約権の行使期間	自　平成13年3月30日 至　平成21年3月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　200円 資本組入額　100円	同左
新株予約権の行使の条件	（注）1	同左
新株予約権の譲渡に関する事項	（注）2	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

株主総会の特別決議（平成11年12月20日）

	中間会計期間末現在 (平成20年６月30日)	提出日の前月末現在 (平成20年８月31日)
新株予約権の数	－	－
新株予約権のうち自己新株予約権の数	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	56,300株	同左
新株予約権の行使時の払込金額	310円	同左
新株予約権の行使期間	自　平成13年12月21日 至　平成21年12月20日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　310円 資本組入額　155円	同左
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

株主総会の特別決議（平成12年３月29日）

	中間会計期間末現在 (平成20年６月30日)	提出日の前月末現在 (平成20年８月31日)
新株予約権の数	－	－
新株予約権のうち自己新株予約権の数	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	77,100株	75,000株
新株予約権の行使時の払込金額	400円	同左
新株予約権の行使期間	自　平成14年３月30日 至　平成22年３月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　400円 資本組入額　200円	同左
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

株主総会の特別決議（平成14年３月27日）

	中間会計期間末現在 (平成20年６月30日)	提出日の前月末現在 (平成20年８月31日)
新株予約権の数	－	－
新株予約権のうち自己新株予約権の数	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	28,000株	同左
新株予約権の行使時の払込金額	421円	同左
新株予約権の行使期間	自　平成16年３月30日 至　平成24年３月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　421円 資本組入額　211円	同左
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

（注）１　当社と対象者との間で締結する新株引受権付与に関する契約書に定めるものとする。
　　　２　新株引受権の譲渡及び担保に供することはできない。

（３）【ライツプランの内容】

ライツプランは導入しておりません。

（4）【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成20年１月１日～ 平成20年６月30日(注)	50,000	156,876,421	2,575	9,807,675	2,525	11,938,053

(注)新株予約権（ストックオプション）の行使による増加であります。

（5）【大株主の状況】

（平成20年６月30日現在）

氏名及び名称	住　　所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
大嶋　章禎 （常任代理人：アライドテレシスホールディングス株式会社）	5602 L LAKEVIEW DRIVE KIRKLAND WA 98033 USA （東京都品川区西五反田７丁目21-11）	35,060,000	22.35
日本証券金融株式会社	東京都中央区日本橋茅場町１丁目2-10	3,831,400	2.44
オオシマ ゼネラル ホールディング ＮＯ．１，ＬＬＣ （常任代理人：アライドテレシスホールディングス株式会社）	C/O ALLIED TELESYN INTERNATIONAL CORP 19800 NORTH CREEK PKWY.#200 BOTHELL. WA 98011.USA （東京都品川区西五反田７丁目21-11）	3,500,000	2.23
オオシマ ゼネラル ホールディング ＮＯ．２，ＬＬＣ （常任代理人：アライドテレシスホールディングス株式会社）	C/O ALLIED TELESYN INTERNATIONAL CORP 19800 NORTH CREEK PKWY.#200 BOTHELL. WA 98011.USA （東京都品川区西五反田７丁目21-11）	3,500,000	2.23
オオシマ ゼネラル ホールディング ＮＯ．３，ＬＬＣ （常任代理人：アライドテレシスホールディングス株式会社）	C/O ALLIED TELESYN INTERNATIONAL CORP 19800 NORTH CREEK PKWY.#200 BOTHELL. WA 98011.USA （東京都品川区西五反田７丁目21-11）	3,500,000	2.23
ゴールドマン・サックス・インターナショナル （常任代理人：ゴールドマン・サックス証券会社）	133 FLEET STREET LONDON EC4A 2BB,U.K （東京都港区六本木６丁目10-1）	1,632,900	1.04
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション （常任代理人：香港上海銀行東京支店カストディ業務部）	ONE BOSTON PLACE BOSTON,MA 02108 （東京都中央区日本橋３丁目11-1）	1,423,650	0.91
シービーエヌワイ ナショナル ファイナンシャル サービシス エルエルシー （常任代理人：シティバンク銀行株式会社証券業務部）	200 LIBERTY STREET,ONE WORLD FINANCIAL CENTRE,NY5A7,NEW YORK,NY 10281 （東京都品川区東品川２丁目3-14）	1,317,700	0.84
株式会社りそな銀行	大阪府大阪市中央区備後町２丁目２－１	1,150,000	0.73
バンク オブ ニューヨーク ジーシーエム クライアント アカウンツ イー アイビーエル （常任代理人：株式会社三菱東京ＵＦＪ銀行決済事業部）	1 BROADGATE,LONDON EC2M YHA UNITED KINGDOM （東京都千代田区丸の内２丁目7-1）	914,300	0.58
計	―	55,829,950	35.58

（6）【議決権の状況】

①【発行済株式】

（平成20年６月30日現在）

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	－	－	－
議決権制限株式(自己株式等)	－	－	－
議決権制限株式(その他)	－	－	－
完全議決権株式(自己株式等)	普通株式 55,500	－	－
完全議決権株式(その他)	普通株式 156,810,500	1,568,105	権利内容に何ら限定のない、当社における標準となる株式
単元未満株式	普通株式 10,421	－	－
発行済株式総数	156,876,421	－	－
総株主の議決権	－	1,568,105	－

（注）１　「完全議決権株式(その他)」には、証券保管振替機構名義の株式が14,500株（議決権145個）含まれております。

２　「単元未満株式」には、自己株式84株が含まれております。

②【自己株式等】

（平成20年６月30日現在）

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式) アライドテレシスホールディングス株式会社	東京都品川区西五反田七丁目21番11号	55,500	－	55,500	0.04
計	－	55,500	－	55,500	0.04

２【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成20年１月	平成20年２月	平成20年３月	平成20年４月	平成20年５月	平成20年６月
最高（円）	46	92	106	107	85	81
最低（円）	30	42	63	69	66	66

（注）　最高・最低株価は、東京証券取引所市場第二部におけるものであります。

３【役員の状況】

前事業年度の有価証券報告書提出日以降、当該半期報告書提出日までに役員の異動はありません。

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しております。

なお、前中間連結会計期間（平成19年１月１日から平成19年６月30日まで）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（平成20年１月１日から平成20年６月30日まで）は、改正後の中間連結財務諸表規則に基づいて作成しております。

当中間連結会計期間（平成20年１月１日から平成20年６月30日まで）については、「企業内容等の開示に関する内閣府令等の一部を改正する内閣府令」（平成19年８月15日内閣府令第65号）附則第12条第２項ただし書きにより、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

なお、前中間会計期間（平成19年１月１日から平成19年６月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成20年１月１日から平成20年６月30日まで）は、改正後の中間財務諸表等規則に基づいて作成しております。

当中間会計期間（平成20年１月１日から平成20年６月30日まで）については、「企業内容等の開示に関する内閣府令等の一部を改正する内閣府令」（平成19年８月15日内閣府令第65号）附則第11条第２項ただし書きにより、改正後の中間財務諸表等規則に基づいて作成しております。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間(平成19年１月１日から平成19年６月30日まで)の中間連結財務諸表及び第21期事業年度の中間会計期間(平成19年１月１日から平成19年６月30日まで)の中間財務諸表について、並びに、金融商品取引法第193条の２第１項の規定に基づき、当中間連結会計期間(平成20年１月１日から平成20年６月30日まで)の中間連結財務諸表及び第22期事業年度の中間会計期間(平成20年１月１日から平成20年６月30日まで)の中間財務諸表について、監査法人トーマツにより中間監査を受けております。

1【中間連結財務諸表等】

(1)【中間連結財務諸表】

①【中間連結貸借対照表】

		前中間連結会計期間末 (平成19年6月30日)			当中間連結会計期間末 (平成20年6月30日)			前連結会計年度の 要約連結貸借対照表 (平成19年12月31日)		
区分	注記番号	金額(千円)		構成比(%)	金額(千円)		構成比(%)	金額(千円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金	※3		4,106,471			2,702,731			3,238,593	
2 受取手形及び売掛金	※2,3		11,458,426			9,991,861			11,795,717	
3 有価証券	※3		57,437			−			115,008	
4 たな卸資産	※3		9,220,351			7,476,043			7,616,502	
5 繰延税金資産			−			364,553			−	
6 その他	※3		1,938,901			1,895,391			1,476,386	
貸倒引当金			△857,503			△738,069			△830,370	
流動資産合計			25,924,084	81.8		21,692,512	83.3		23,411,838	83.5
Ⅱ 固定資産										
1 有形固定資産										
(1) 工具器具備品	※3		1,510,398			831,808			968,883	
(2) その他	※3		2,408,047			2,378,347			2,488,903	
有形固定資産合計	※1		3,918,446	12.4		3,210,156	12.4		3,457,786	12.3
2 無形固定資産										
(1) その他	※3		339,898			264,095			313,413	
無形固定資産合計			339,898	1.1		264,095	1.0		313,413	1.1
3 投資その他の資産										
(1) 投資有価証券			661,867			72,376			68,206	
(2) 繰延税金資産			−			6,978			−	
(3) その他	※3		851,692			780,430			789,728	
貸倒引当金			△12,560			−			−	
投資その他の資産合計			1,500,999	4.7		859,786	3.3		857,934	3.1
固定資産合計			5,759,345	18.2		4,334,037	16.7		4,629,134	16.5
資産合計			31,683,430	100.0		26,026,550	100.0		28,040,972	100.0

区分	注記番号	前中間連結会計期間末（平成19年６月30日）金額（千円）	構成比（%）	当中間連結会計期間末（平成20年６月30日）金額（千円）	構成比（%）	前連結会計年度の要約連結貸借対照表（平成19年12月31日）金額（千円）	構成比（%）
（負債の部）							
Ⅰ　流動負債							
1　支払手形及び買掛金	※2	7,832,785		4,794,403		4,803,272	
2　短期借入金	※3,4	3,529,062		1,122,105		3,671,140	
3　１年以内返済予定長期借入金	※3,4	1,569,993		440,320		1,081,178	
4　１年以内償還予定社債		268,000		130,000		264,000	
5　未払費用		2,576,431		2,077,395		1,727,015	
6　未払法人税等		146,984		288,096		410,021	
7　繰延税金負債		17,724		－		－	
8　賞与引当金		187,392		247,964		194,625	
9　その他		2,513,202		2,519,178		1,740,097	
流動負債合計		18,641,577	58.8	11,619,462	44.7	13,891,350	49.6
Ⅱ　固定負債							
1　社債		130,000		－		－	
2　長期借入金	※3,4	546,706		377,766		467,460	
3　繰延税金負債		42,000		－		9,786	
4　退職給付引当金		611,046		646,075		612,244	
5　その他		47,221		72,168		68,955	
固定負債合計		1,376,974	4.3	1,096,009	4.2	1,158,446	4.1
負債合計		20,018,552	63.1	12,715,472	48.9	15,049,797	53.7
（純資産の部）							
Ⅰ　株主資本							
1　資本金		9,671,925	30.5	9,807,675	37.6	9,805,100	35.0
2　資本剰余金		11,802,353	37.3	11,938,053	45.9	11,935,528	42.5
3　利益剰余金		△9,733,595	△30.7	△9,115,190	△35.0	△9,122,767	△32.5
4　自己株式		△12,085	△0.0	△12,085	△0.0	△12,085	△0.0
株主資本合計		11,728,598	37.1	12,618,452	48.5	12,605,776	45.0
Ⅱ　評価・換算差額等							
1　その他有価証券評価差額金		47,633	0.2	2,479	0.0	1,111	0.0
2　繰延ヘッジ損益		25,824	0.1	－	－	－	－
3　為替換算調整勘定		△203,375	△0.7	406,549	1.6	129,077	0.4
評価・換算差額等合計		△129,917	△0.4	409,028	1.6	130,189	0.4
Ⅲ　新株予約権		66,196	0.2	283,595	1.0	255,209	0.9
純資産合計		11,664,877	36.9	13,311,077	51.1	12,991,175	46.3
負債純資産合計		31,683,430	100.0	26,026,550	100.0	28,040,972	100.0

② 【中間連結損益計算書】

		前中間連結会計期間 (自 平成19年1月1日 至 平成19年6月30日)			当中間連結会計期間 (自 平成20年1月1日 至 平成20年6月30日)			前連結会計年度の 要約連結損益計算書 (自 平成19年1月1日 至 平成19年12月31日)		
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)	金額(千円)		百分比(%)
Ⅰ 売上高			26,565,550	100.0		24,422,035	100.0		53,899,698	100.0
Ⅱ 売上原価			14,725,701	55.4		13,012,672	53.3		29,309,503	54.4
売上総利益			11,839,848	44.6		11,409,362	46.7		24,590,194	45.6
Ⅲ 販売費及び一般管理費	※1		12,065,782	45.4		10,517,045	43.0		23,136,344	42.9
営業利益又は営業損失(△)			△225,934	△0.8		892,317	3.7		1,453,850	2.7
Ⅳ 営業外収益										
1 受取利息		32,956			27,098			73,882		
2 受取配当金		89			191			104		
3 為替差益		485,113			−			−		
4 その他		50,113	568,273	2.1	30,245	57,535	0.2	98,056	172,043	0.3
Ⅴ 営業外費用										
1 支払利息		107,172			242,496			406,131		
2 為替差損		−			737,698			246,905		
3 為替予約評価損		2,942			−			26,013		
4 持分法による投資損失		1,625			401			4,579		
5 コンプライアンス対応費用		77,473			−			77,473		
6 その他		59,635	248,850	0.9	25,942	1,006,540	4.1	119,254	880,358	1.6
経常利益又は経常損失(△)			93,487	0.4		△56,686	△0.2		745,534	1.4
Ⅵ 特別利益										
1 固定資産売却益	※2	71			1,306			16,183		
2 投資有価証券売却益		1,188			−			636,015		
3 貸倒引当金戻入益		589			812			55,315		
4 新株予約権戻入益		9,151			−			9,151		
5 その他		−	11,000	0.0	82	2,201	0.0	27,671	744,336	1.4

区分	注記番号	前中間連結会計期間 (自　平成19年1月1日 至　平成19年6月30日) 金額(千円)		百分比(%)	当中間連結会計期間 (自　平成20年1月1日 至　平成20年6月30日) 金額(千円)		百分比(%)	前連結会計年度の要約連結損益計算書 (自　平成19年1月1日 至　平成19年12月31日) 金額(千円)		百分比(%)
Ⅶ　特別損失										
1　固定資産売却損	※3	219			−			2,039		
2　固定資産除却損	※4	6,311			2,480			17,113		
3　減損損失	※5	355,369			−			392,189		
4　投資有価証券評価損		269			−			269		
5　社債償還損		58,000			−			58,000		
6　事業再編費用		91,062			−			147,524		
7　過年度損益修正損	※6	−			34,090			−		
8　その他		47,690	558,922	2.1	−	36,571	0.2	217,626	834,762	1.5
税金等調整前中間(当期)純利益又は純損失(△)			△454,434	△1.7		△91,056	△0.4		655,109	1.3
法人税、住民税及び事業税		111,991			245,052			590,232		
過年度法人税、住民税及び事業税		−			27,118			20,474		
法人税等調整額		−	111,991	0.4	△370,803	△98,632	△0.4	−	610,707	1.1
中間(当期)純利益又は純損失(△)			△566,425	△2.1		7,576	0.0		44,402	0.1

③【中間連結株主資本等変動計算書】

前中間連結会計期間（自　平成19年１月１日　至　平成19年６月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年12月31日残高（千円）	7,697,146	9,827,574	△9,167,169	△11,929	8,345,622
中間連結会計期間中の変動額					
新株予約権の行使	1,974,779	1,974,779			3,949,558
中間純損失			△566,425		△566,425
自己株式の取得				△156	△156
中間連結会計期間中の変動額合計（千円）	1,974,779	1,974,779	△566,425	△156	3,382,976
平成19年６月30日残高（千円）	9,671,925	11,802,353	△9,733,595	△12,085	11,728,598

	評価・換算差額等				新株予約権	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計		
平成18年12月31日残高（千円）	35,991	49,990	△102,471	△16,489	51,914	8,381,047
中間連結会計期間中の変動額						
新株予約権の行使						3,949,558
中間純損失						△566,425
自己株式の取得						△156
株主資本以外の項目の中間連結会計期間中の変動額（純額）	11,641	△24,166	△100,903	△113,428	14,282	△99,145
中間連結会計期間中の変動額合計（千円）	11,641	△24,166	△100,903	△113,428	14,282	3,283,830
平成19年６月30日残高（千円）	47,633	25,824	△203,375	△129,917	66,196	11,664,877

当中間連結会計期間（自　平成20年１月１日　至　平成20年６月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年12月31日残高（千円）	9,805,100	11,935,528	△9,122,767	△12,085	12,605,776
中間連結会計期間中の変動額					
新株予約権の行使	2,575	2,525			5,100
中間純利益			7,576		7,576
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（千円）	2,575	2,525	7,576	－	12,676
平成20年６月30日残高（千円）	9,807,675	11,938,053	△9,115,190	△12,085	12,618,452

	評価・換算差額等			新株予約権	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計		
平成19年12月31日残高（千円）	1,111	129,077	130,189	255,209	12,991,175
中間連結会計期間中の変動額					
新株予約権の行使					5,100
中間純利益					7,576
株主資本以外の項目の中間連結会計期間中の変動額（純額）	1,368	277,471	278,839	28,386	307,225
中間連結会計期間中の変動額合計（千円）	1,368	277,471	278,839	28,386	319,902
平成20年６月30日残高（千円）	2,479	406,549	409,028	283,595	13,311,077

前連結会計年度の連結株主資本等変動計算書（自　平成19年１月１日　至　平成19年12月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年12月31日残高(千円)	7,697,146	9,827,574	△9,167,169	△11,929	8,345,622
連結会計年度中の変動額					
新株予約権の行使	2,107,954	2,107,954			4,215,908
当期純利益			44,402		44,402
自己株式の取得				△156	△156
株主資本以外の項目の連結会計年度中の変動額(純額)					
連結会計年度中の変動額合計(千円)	2,107,954	2,107,954	44,402	△156	4,260,153
平成19年12月31日残高(千円)	9,805,100	11,935,528	△9,122,767	△12,085	12,605,776

	評価・換算差額等				新株予約権	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計		
平成18年12月31日残高(千円)	35,991	49,990	△102,471	△16,489	51,914	8,381,047
連結会計年度中の変動額						
新株予約権の行使						4,215,908
当期純利益						44,402
自己株式の取得						△156
株主資本以外の項目の連結会計年度中の変動額(純額)	△34,880	△49,990	231,549	146,678	203,295	349,974
連結会計年度中の変動額合計(千円)	△34,880	△49,990	231,549	146,678	203,295	4,610,128
平成19年12月31日残高(千円)	1,111	−	129,077	130,189	255,209	12,991,175

④【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自　平成19年1月1日 至　平成19年6月30日)	当中間連結会計期間 (自　平成20年1月1日 至　平成20年6月30日)	前連結会計年度の要約 連結キャッシュ・ フロー計算書 (自　平成19年1月1日 至　平成19年12月31日)
区分	注記番号	金額(千円)	金額(千円)	金額(千円)
Ⅰ　営業活動によるキャッシュ・フロー				
1　税金等調整前中間(当期)純利益又は純損失(△)		△454,434	△91,056	655,109
2　減価償却費		656,548	436,217	1,323,721
3　減損損失		355,369	－	392,189
4　貸倒引当金の増加額又は減少額(△)		200,351	△37,541	288,167
5　賞与引当金の増加額又は減少額(△)		△63,887	292,029	△50,958
6　退職給付引当金の増加額又は減少額(△)		△315	34,107	16,843
7　受取利息及び受取配当金		△33,046	△27,290	△73,986
8　支払利息		107,172	242,496	406,131
9　為替差益(△)又は為替差損		△362,612	618,829	261,568
10　為替予約評価損益		2,942	－	26,013
11　投資有価証券評価損		269	－	269
12　投資有価証券売却益		△1,188	－	△635,612
13　有形固定資産売却損益		147	△1,306	△14,143
14　有形固定資産除却損		6,311	2,480	17,113
15　新株予約権戻入益		△9,151	－	△9,151
16　持分法による投資損益		1,625	401	4,579
17　社債償還損		58,000	－	58,000
18　コンプライアンス対応費用		77,473	－	77,473
19　事業再編費用		91,062	－	147,524
20　売上債権の増加額(△)又は減少額		472,373	1,922,095	△345,769
21　たな卸資産の増加額(△)又は減少額		80,195	△7,582	1,200,335
22　仕入債務の増加額又は減少額(△)		1,287,660	△277,557	676,263
23　未払費用の増加額又は減少額(△)		477,770	145,093	△477,770
24　その他		980,540	783,240	2,293,714
小計		3,931,179	4,034,658	6,237,626
25　利息及び配当金の受取額		33,046	27,290	73,986
26　利息の支払額		△117,486	△241,705	△430,696
27　コンプライアンス対応費用の支払額		△77,473	－	△77,473
28　事業再編費用の支払額		△91,062	－	△147,524
29　法人税等の支払額		△99,358	△349,542	△294,030
営業活動によるキャッシュ・フロー		3,578,844	3,470,700	5,361,888

		前中間連結会計期間 (自 平成19年1月1日 至 平成19年6月30日)	当中間連結会計期間 (自 平成20年1月1日 至 平成20年6月30日)	前連結会計年度の要約 連結キャッシュ・ フロー計算書 (自 平成19年1月1日 至 平成19年12月31日)
区分	注記 番号	金額(千円)	金額(千円)	金額(千円)
Ⅱ 投資活動によるキャッシュ・フロー				
1 有形固定資産の取得による支出		△841,769	△306,967	△928,380
2 有形固定資産の売却による収入		7,905	1,306	55,151
3 無形固定資産の取得による支出		△105,972	△49,141	△300,846
4 投資有価証券の取得による支出		△10,653	△670	△11,268
5 投資有価証券の売却による収入		11,188	―	1,162,656
6 定期預金の純増減額(△は増加)		△962,360	185,492	△626,568
7 貸付けによる支出		△9,293	△25,096	△14,526
8 貸付金の回収による収入		47,033	2,764	50,497
9 その他		140,072	―	△70,481
投資活動によるキャッシュ・フロー		△1,723,849	△192,312	△683,767
Ⅲ 財務活動によるキャッシュ・フロー				
1 短期借入金の純減少額(△)		△865,047	△2,489,529	△2,617,950
2 長期借入れによる収入		1,500,000	―	―
3 長期借入金の返済による支出		△2,616,229	△693,664	△3,484,328
4 預け金の払戻による収入		2,000,000	―	2,000,000
5 社債の償還による支出		△1,642,000	△134,000	△1,718,000
6 株式の発行による収入		―	3,150	105,408
7 新株予約権の発行による収入		10,500	―	10,500
8 自己株式の取得による支出		△156	―	△156
財務活動によるキャッシュ・フロー		△1,612,933	△3,314,043	△5,704,526
Ⅳ 現金及び現金同等物に係る換算差額		△663,902	△314,723	703,186
Ⅴ 現金及び現金同等物の増加額又は減少額(△)		△421,841	△350,378	△323,218
Ⅵ 現金及び現金同等物の期首残高		2,985,583	2,662,364	2,985,583
Ⅶ 現金及び現金同等物の中間期末(期末)残高		2,563,742	2,311,986	2,662,364

継続企業の前提に重要な疑義を抱かせる事象又は状況

前中間連結会計期間 (自　平成19年１月１日 至　平成19年６月30日)	当中間連結会計期間 (自　平成20年１月１日 至　平成20年６月30日)	前連結会計年度 (自　平成19年１月１日 至　平成19年12月31日)
当社グループは、平成15年12月期以降連続で純損失を計上しており、当中間連結会計期間におきましても、営業損失225,934千円、中間純損失566,425千円を計上しているため、当該状況は継続企業の前提に重要な疑義を抱かせる状況に該当します。 当社グループが数年来研究開発投資及び販売体制の整備を行ってまいりました次世代ネットワークに対応したＩＰｖ６関連製品、大容量ギガビット関連製品及びＩＰトリプルプレイ関連製品につきましては、欧州市場を中心に堅調に推移したものの、日本市場においては主力製品であるスイッチ関連製品の販売低迷があり、当初計画した売上高を下回っております。また、当社グループが属するネットワーク関連市場におきましては、世界的な新製品開発競争の激化、サービス多角化、価格競争による販売価格の下落等が続いております。しかしながら、当社グループは、引き続き堅調な欧州市場でのネットワーク機器販売と大手システムインテグレーターとの関係強化によるＩＰトリプルプレイ事業の更なる促進と、横田基地で提供しているＩＰＴＶ等トリプルプレイサービスの他の米軍基地への展開を実行することにより、グローバルにサービス提供するＩＰ－ＧＳＰ（グローバル・サービス・プロバイダー）事業の拡大を図ります。日本市場では主力製品の販売キャンペーンを実施し、オール・ギガ・オフィスを推進するための新製品投入、さらにサポート・サービスの充実と最適なＩＴシステム基盤構築をしていくためのネットワーク構築支援サービスであるプロフェッショナルサービスなど幅広い事業戦略により売上高の確保を計画するとともに、当連結会計年度の重点対策として製品原価の低減、販売管理費の圧縮及び開発投資の抑制への継続的な取り組みをし、上期に影響のありましたＥＭＳ（Electronic Manufacturing Service:受託生産事業会社）への生産委託も下期では改善され、さらに、過去実施してきたリストラクチャリングの効果が実現することにより経営効率が向上することから当連結会計年度における営業損益 の黒字化を計画しております。当連結会計年度内に必要な資金手当につきましては、投資有価証券（米国Sphere Communications Inc）の売却を平成19年８月14日付で行い、売却代金の一部９億円強の資金を既に入金しております。 また、連結子会社Allied Telesis Inc.においてThomas Retirement L.L.C.（米国）とAllied Telesis Inc.（米国）の売掛金と在庫を担保とした、総額10,000,000USドル、期間２年のコミットメントライン契約を平成19年９月24日付で締結いたしました。従いまして、中間連結財務諸表は継続企業を前提として作成しており、このような重要な疑義の影響を中間連結財務諸表には反映しておりません。	――――――	――――――

中間連結財務諸表作成のための基本となる重要な事項

項目	前中間連結会計期間 (自 平成19年1月1日 至 平成19年6月30日)	当中間連結会計期間 (自 平成20年1月1日 至 平成20年6月30日)	前連結会計年度 (自 平成19年1月1日 至 平成19年12月31日)
1 連結の範囲に関する事項	(1) 連結子会社の数 41社 主要な連結子会社名 株式会社コレガ Allied Telesyn International(Asia)Pte.Ltd. Allied Telesis Inc. Allied Telesis Labs Ltd. Allied Telesis International S.A.	(1) 連結子会社の数 39社 主要な連結子会社名 株式会社コレガ Allied Telesyn International(Asia)Pte. Ltd. Allied Telesis Inc. Allied Telesis Labs Ltd. Allied Telesis International S.A. なお、Corega International S.A.につきましては平成20年1月17日に解散し、当中間連結会計期間に清算が結了したため連結の範囲から除外しております。 (2) 非連結子会社の数1社 Allied Telesis Panama Inc. (連結の範囲から除いた理由) 平成20年3月3日に設立したものの事業を開始しておらず、総資産及び中間純損益等が重要な影響を及ぼさない為であります。	(1) 連結子会社の数 40社 主要な連結子会社名 株式会社コレガ Allied Telesyn International(Asia)Pte. Ltd. Allied Telesis Inc. Allied Telesis Labs Ltd. Allied Telesis International S.A. なお、非連結子会社はありません。 平成19年12月20日に、Allied Telesis International S.r.lとAllied Telesis International Services S.r.lは合併致しました。
2 持分法の適用に関する事項	(1) 持分法適用関連会社の数 1社 持分法適用関連会社名 アイビーシー株式会社	(1) 持分法適用関連会社の数 同左	(1) 持分法適用関連会社の数 同左
3 連結子会社及び持分法適用関連会社の中間決算日(決算日)等に関する事項	持分法適用関連会社のアイビーシー株式会社の決算日は9月30日であります。中間連結財務諸表の作成にあたり、中間連結決算日現在で実施した仮決算に基づく財務諸表を使用しております。	同左	すべての連結子会社の事業年度の末日は、連結決算日と一致しております。 持分法適用関連会社のアイビーシー株式会社の決算日は9月30日であります。連結財務諸表の作成にあたり、連結決算日現在で実施した仮決算に基づく財務諸表を使用しております。
4 会計処理基準に関する事項	(1) 重要な資産の評価基準及び評価方法 ① 有価証券 その他有価証券 時価のあるもの 中間連結決算日の市場価格に基づく時価法(評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定)によっております。 時価のないもの 移動平均法による原価法によっております。 ② デリバティブ 時価法によっております。 ③ たな卸資産 当社及び国内連結子会社は、主として総平均法による原価法により、海外連結子会社は主として先入先出法による低価法によっております。	(1) 重要な資産の評価基準及び評価方法 ① 有価証券 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ────── ③ たな卸資産 同左	(1) 重要な資産の評価基準及び評価方法 ① 有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格に基づく時価法(評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定)によっております。 時価のないもの 同左 ② デリバティブ 時価法によっております。 ③ たな卸資産 同左

項目	前中間連結会計期間 (自 平成19年1月1日 至 平成19年6月30日)	当中間連結会計期間 (自 平成20年1月1日 至 平成20年6月30日)	前連結会計年度 (自 平成19年1月1日 至 平成19年12月31日)
	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 当社及び国内連結子会社は、定率法(ただし、平成10年4月1日以降取得した建物(建物付属設備は除く)については、定額法)により、海外連結子会社は、定額法によっております。 主な耐用年数 建物及び構築物 (3年～39年) 車両運搬具(5～6年) 工具器具及び備品 (3年～20年) ② 無形固定資産 自社利用のソフトウェアは、社内における利用可能期間(3年又は5年)に基づく定額法によっております。 販売用ソフトウェアは、社内における見込み利用額期間(3年)に基づく定額法によっております。	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 同左	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 同左
	(3) 重要な繰延資産の処理方法 株式交付費 発生時に全額を費用処理しております。	(3) 重要な繰延資産の処理方法 株式交付費 同左	(3) 重要な繰延資産の処理方法 株式交付費 同左
	(4) 重要な引当金の計上基準 ① 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 ② 賞与引当金 従業員に対して支給する賞与に備えるため当中間連結会計期間に負担すべき支給見込額を計上しております。 ③ 退職給付引当金 従業員の退職給付に備えるため、当中間連結会計期間末における退職給付債務の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。数理計算上の差異については、各期の発生時における従業員の平均残存勤務期間以内の一定の年数(8年)による按分額をそれぞれ発生の翌期より費用処理しております。	(4) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 賞与引当金 同左 ③ 退職給付引当金 同左	(4) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 賞与引当金 従業員に対して支給する賞与に備えるため、当連結会計年度に負担すべき支給見込額を計上しております。 ③ 退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数(8年)による按分額をそれぞれ発生の翌連結会計年度より費用処理しております。

項目	前中間連結会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間連結会計期間 （自　平成20年１月１日 至　平成20年６月30日）	前連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
	(5) 中間連結財務諸表の作成の基礎となった連結会社の中間財務諸表の作成に当たって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、海外連結子会社の資産及び負債は、中間連結決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における為替換算調整勘定に含めております。	(5) 中間連結財務諸表の作成の基礎となった連結会社の中間財務諸表の作成に当たって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 同左	(5) 連結財務諸表の作成の基礎となった連結会社の財務諸表の作成に当たって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、海外連結子会社の資産及び負債は、連結決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における為替換算調整勘定に含めております。
	(6) 重要なリース取引の処理方法 当社及び国内連結子会社は、リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっており、海外連結子会社については、主として通常の売買取引に準じた会計処理によっております。	――――――	(6) 重要なリース取引の処理方法 当社及び国内連結子会社は、リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっており、海外連結子会社については、主として通常の売買取引に準じた会計処理によっております。
	(7) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 繰延ヘッジ処理を採用しております。また、金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。 ② ヘッジ手段とヘッジ対象 ヘッジ手段 金利スワップ 為替予約取引 ヘッジ対象 借入金の利息 外貨建金銭債務 ③ ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。	(7) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左 ② ヘッジ手段とヘッジ対象 ヘッジ手段 金利スワップ ヘッジ対象 借入金の利息 ③ ヘッジ方針 借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。	(7) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左 ② ヘッジ手段とヘッジ対象 ヘッジ手段 金利スワップ 為替予約取引 ヘッジ対象 借入金の利息 外貨建金銭債務 ③ ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。

項目	前中間連結会計期間 (自　平成19年1月1日 至　平成19年6月30日)	当中間連結会計期間 (自　平成20年1月1日 至　平成20年6月30日)	前連結会計年度 (自　平成19年1月1日 至　平成19年12月31日)
	④　ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ．金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ．金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ．長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ．長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ．金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては中間決算日における有効性の評価を省略しております。	④　ヘッジの有効性評価の方法 同左	④　ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ．金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ．金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ．長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ．長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ．金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。
	(8) その他中間連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 税抜き方式によっております。 ②　連結納税制度の適用 連結納税制度を適用しております。	(8) その他中間連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 同左 ②　連結納税制度の適用 同左	(8) その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 同左 ②　連結納税制度の適用 同左
5　中間連結キャッシュ・フロー計算書(連結キャッシュ・フロー計算書)における資金の範囲	中間連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヵ月以内に満期日又は償還日の到来する短期投資からなっております。	同左	連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヵ月以内に満期日又は償還日の到来する短期投資からなっております。

会計処理の変更

前中間連結会計期間 (自　平成19年１月１日 至　平成19年６月30日)	当中間連結会計期間 (自　平成20年１月１日 至　平成20年６月30日)	前連結会計年度 (自　平成19年１月１日 至　平成19年12月31日)
(有形固定資産の減価償却の方法) 当中間連結会計期間から、平成19年度の法人税法の改正に伴い、平成 19年４月１日以降に取得した有形固定資産については、改正法人税法に規定する償却方法により減価償却費を計上しております。 なお、この変更に伴う損益への影響は軽微であります。	(リース会計の早期適用に伴う記載) 所有権移転外ファイナンス・リース取引については、従来、賃貸借取引に係る方法に準じた会計処理によっておりましたが、「リース取引に関する会計基準」（企業会計基準第13号（平成５年６月17日（企業会計審議会第一部会）、平成19年３月30日改正））及び「リース取引に関する会計基準の適用指針」（企業会計基準適用指針第16号（平成６年１月18日（日本公認会計士協会 会計制度委員会）、平成19年３月30日改正））が平成19年4月１日以降開始する連結会計年度から適用することができることになったことに伴い、当中間連結会計期間からこれらの会計基準等を適用し、通常の売買取引に係る会計処理によっております。また、所有権移転外ファイナンス・リース取引に係るリース資産の減価償却の方法については、リース期間を耐用年数とし、残存価額を零とする定額法を採用しております。 これによる当中間連結会計期間の損益に与える影響はありません。 なお、リース取引開始日が適用初年度前の所有権移転外ファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理を引き続き採用しております。	(有形固定資産の減価償却の方法) 当連結会計年度より、平成19年度の法人税法の改正に伴い、平成 19年４月１日以降に取得した有形固定資産については、改正法人税法に規定する償却方法により減価償却費を計上しております。 なお、この変更に伴う損益への影響は軽微であります。

表示方法の変更

前中間連結会計期間 (自　平成19年１月１日 至　平成19年６月30日)	当中間連結会計期間 (自　平成20年１月１日 至　平成20年６月30日)
(中間連結貸借対照表) 前中間連結会計期間において流動負債の「その他」に含めて表示しておりました「未払費用」は負債純資産の総額の100分の５を超えたため、当中間連結会計期間より区分掲記することとしました。 なお、前中間連結会計期間は流動負債の「その他」に1,510,582千円含まれております。	(中間連結貸借対照表) 前中間連結会計期間まで区分掲記しておりました固定負債の「繰延税金負債」（当中間連結会計期間末は2,432千円）は金額的重要性が乏しいため、固定負債の「その他」に含めて表示しております。
(中間連結損益計算書) 中間連結財務諸表規則の改定に伴い、「連結調整償却額」として掲記されていたものは、当中間連結会計期間から「のれん償却額」として表示しております。	――――――
(中間連結キャッシュ・フロー計算書) １．前中間連結会計期間において営業活動によるキャッシュ・フローの「その他」に含めて表示しておりました「未払費用の増加額」は当該勘定科目の区分掲記に伴い、当中間連結会計期間より区分掲記することとしました。なお、前中間連結会計期間は営業活動によるキャッシュ・フローの「その他」に、74,632千円含まれております。 ２．中間連結財務諸表規則の改定に伴い、前中間連結会計期間において「連結調整勘定償却額」として掲記されていたものは、当連結中間会計期間から「のれん償却額」として表示しております。	――――――

追加情報

前中間連結会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間連結会計期間 （自　平成20年１月１日 至　平成20年６月30日）	前連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
──────	（有形固定資産の減価償却方法） 　当社及び当社の国内連結子会社は、当中間連結会計期間より、法人税法改正に伴い、平成19年３月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５％に到達した連結会計年度の翌連結会計年度より、取得価額の５％相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上しております。 　なお、この変更に伴う損益への影響は軽微であります。	──────

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末 （平成19年６月30日）	当中間連結会計期間末 （平成20年６月30日）	前連結会計年度末 （平成19年12月31日）
※１　有形固定資産の減価償却累計額 7,453,329千円	※１　有形固定資産の減価償却累計額 5,823,249千円	※１　有形固定資産の減価償却累計額 5,998,769千円
※２　中間期末日満期手形の処理 当中間連結会計期間末日が金融機関の休日であるため、当中間連結会計期間末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当中間連結会計期間末日満期手形が当中間連結会計期間末残高に含まれております。 受取手形　6,301千円 支払手形　753千円	――――――	※２　期末日満期手形の処理 当連結会計年度末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　10,762千円 支払手形　67千円
※３　担保に供している資産 次の資産を担保に供しております。 科目 現金及び預金　1,233,467千円 受取手形及び売掛金　23,910千円 有形固定資産　1,591,362千円 計　2,848,740千円 上記の担保資産に対する債務は次のとおりであります。 科目 短期借入金 （貸出コミットメントライン）　246,520千円 （ファクタリング）　15,080千円 （その他）　1,716,546千円 １年以内返済予定長期借入金　1,112,328千円 長期借入金　125,014千円 計　3,215,488千円 上記のほか、関税法及び消費税法等に基づき輸入商品の関税・消費税等の納期限延長の担保として、預金250,000千円を供しております。	※３　担保に供している資産 次の資産を担保に供しております。 科目 現金及び預金　433,128千円 受取手形及び売掛金　1,266,750千円 たな卸資産　836,972千円 流動資産(その他)　171,118千円 有形固定資産(その他)　2,175,805千円 工具器具備品　129,865千円 無形固定資産（その他）　10,698千円 投資その他の資産（その他）　296,430千円 計　5,320,770千円 なお、上記の他に連結上相殺消去されている受取手形及び売掛金4,187,178千円、投資その他の資産(その他)830,661千円を担保に提供しております。 上記の担保資産に対する債務は次のとおりであります。 なお、短期借入金のうち貸出コミットメントライン691,730千円、ファクタリング30,375千円が含まれております。 科目 短期借入金　1,022,105千円 １年以内返済予定長期借入金　177,820千円 長期借入金　377,766千円 計　1,577,691千円 上記のほか、関税法及び消費税法等に基づき輸入商品の関税・消費税等の納期限延長の担保として、預金250,000千円を供しております。	※３　担保に供している資産 次の資産を担保に供しております。 科目 現金及び預金　518,625千円 受取手形及び売掛金　1,130,031千円 有価証券　115,000千円 たな卸資産　1,856,209千円 流動資産(その他)　505,846千円 有形固定資産(その他)　1,592,969千円 工具器具備品　267,840千円 無形固定資産（その他）　109,433千円 投資その他の資産（その他）　186,241千円 計　6,282,197千円 なお、上記の他に連結上相殺消去されている受取手形及び売掛金8,643,738千円、流動資産(その他)353,498千円を担保に提供しております。 上記の担保資産に対する債務は次のとおりであります。 なお、短期借入金のうち貸出コミットメントライン799,050千円、ファクタリング2,808千円が含まれております。 科目 短期借入金　3,626,838千円 １年以内返済予定長期借入金　591,458千円 長期借入金　432,180千円 計　4,650,476千円 上記のほか、関税法及び消費税法等に基づき輸入商品の関税・消費税等の納期限延長の担保として、預金250,000千円を供しております。

前中間連結会計期間末 (平成19年6月30日)	当中間連結会計期間末 (平成20年6月30日)	前連結会計年度末 (平成19年12月31日)
※4　貸出コミットメントライン契約 連結子会社Allied Telesis International S.A.においては、運転資金の効率的な調達を行うため取引銀行 CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。 当中間連結会計期間末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　246,520千円 貸出実行残高　246,520千円 差引額　―　千円	※4　貸出コミットメントライン契約 連結子会社Allied Telesis International S.A.においては、運転資金の効率的な調達を行うため取引銀行 CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。 当中間連結会計期間末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　212,840千円 貸出実行残高　212,840千円 差引額　―　千円 連結子会社Allied Telesis Inc.においては、運転資金の効率的な調達を行うためArcher Capital Fundと貸出コミットメント契約を締結しております。 当中間連結会計期間末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　1,064,200千円 貸出実行残高　478,890千円 差引額　585,310千円	※4　貸出コミットメントライン契約 連結子会社Allied Telesis International S.A.においては、運転資金の効率的な調達を行うため取引銀行 CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。 当連結会計年度末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　228,300千円 貸出実行残高　228,300千円 差引額　―　千円 連結子会社Allied Telesis Inc.においては、運転資金の効率的な調達を行うためArcher Capital Fundと貸出コミットメント契約を締結しております。 当連結会計年度末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　1,141,500千円 貸出実行残高　570,750千円 差引額　570,750千円

（中間連結損益計算書関係）

前中間連結会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間連結会計期間 （自　平成20年１月１日 至　平成20年６月30日）	前連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。 給料手当　3,328,042千円 研究開発費　2,851,787千円	※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。 給料手当　3,101,977千円 研究開発費　2,214,550千円	※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。 給料手当　6,543,699千円 研究開発費　5,277,647千円 賞与引当金繰入額　194,625千円 退職給付費用　85,730千円
※２　固定資産売却益の内訳は次のとおりです。 工具器具及び備品　71千円	※２　固定資産売却益の内訳は次のとおりです。 車両運搬具　860千円 工具器具及び備品　446千円 計　1,306千円	※２　固定資産売却益の内訳は次のとおりです。 機械　4,346千円 車両運搬具　4,085千円 工具器具及び備品　7,745千円 その他無形固定資産　6千円 計　16,183千円
※３　固定資産売却損の内訳は次のとおりです。 工具器具及び備品　219千円	――――	※３　固定資産売却損の内訳は次のとおりです。 工具器具及び備品　9,526千円 ソフトウェア　7,554千円 機械装置及び運搬費　33千円 計　17,113千円
※４　固定資産除却損の内訳は次のとおりです。 機械装置及び運搬具　33千円 工具器具及び備品　6,277千円 計　6,311千円	※４　固定資産除却損の内訳は次のとおりです。 工具器具及び備品　2,480千円	※４　固定資産除却損の内訳は次のとおりです。 工具器具及び備品　2,039千円

前中間連結会計期間
（自　平成19年１月１日
至　平成19年６月30日）

※５　減損損失
当中間連結会計期間において、当社グループは以下の資産グループについて減損損失を計上しました。

主な場所	用途	種類	金額
アメリカ合衆国ワシントン州	事業用資産	工具器具備品等	176,851千円
スイス連邦	事業用資産	工具器具備品等	134,702千円
シンガポール共和国	事業用資産	工具器具備品等	43,814千円
計			355,369千円

当社グループは、事業の地域別セグメントを基礎としてグルーピングを行っており、販売会社用資産については、地域単位でグルーピングを行っております。
当中間連結会計期間において、北米、欧州、アジア・オセアニアの事業用資産については、事業活動から生ずる損益が継続してマイナス又は継続してマイナスとなる見込みであることから、各資産グループの帳簿価格を回収可能価額まで減額し、当該減少額を減損損失（355,369千円）として特別損失に計上しております。
その内訳は、工具器具備品273,246千円、建物及び構築物41,081千円、ソフトウェア26,126千円、その他資産14,914千円であります。
なお、当該資産グループの回収可能価額は、使用価値により測定しております。将来キャッシュ・フローに基づく回収可能性が認められないものについては使用価値を零と見積り減損損失を測定しております。

――――――

当中間連結会計期間
（自　平成20年１月１日
至　平成20年６月30日）

――――――

※６　過年度損益修正損の内容は、次のとおりであります。

前期費用修正	12,230千円
前期事業再編費用修正	8,220千円
前期売上高修正	13,639千円
計	34,090千円

前連結会計年度
（自　平成19年１月１日
至　平成19年12月31日）

※５　減損損失
当連結会計年度において、当社グループは以下の資産グループについて減損損失を計上しました。

主な場所	用途	種類	金額
アメリカ合衆国ワシントン州	事業用資産	工具器具及び備品等	176,851千円
スイス連邦	事業用資産	工具器具及び備品等	134,702千円
シンガポール共和国	事業用資産	工具器具及び備品等	43,814千円
日本	事業用資産	工具器具及び備品等	36,819千円
計			392,189千円

当社グループは、事業の地域別セグメントを基礎としてグルーピングを行っており、販売会社用資産については、地域単位でグルーピングを行っております。
当連結会計年度において、北米、欧州、アジア・オセアニア、日本（コンシューマＰＫＧ事業）の事業用資産については、事業活動から生ずる損益が継続してマイナス又は継続してマイナスとなる見込みであることから、各資産グループの帳簿価格を回収可能価額まで減額し、当該減少額を減損損失（392,189千円）として特別損失に計上しております。
この内訳は、工具器具及び備品301,586千円、建物及び構築物41,367千円、ソフトウェア33,856千円、その他資産15,378千円であります。
なお、当該資産グループの回収可能価額は、使用価値により測定しております。将来キャッシュ・フローに基づく回収可能性が認められないものについては使用価値を零と見積り減損損失を測定しております。

――――――

（中間連結株主資本等変動計算書関係）

前中間連結会計期間（自　平成19年１月１日　至　平成19年６月30日）

１．発行済株式数に関する事項

株式の種類	前連結会計年度末	増加	減少	当中間連結会計期間末
普通株式　（株）	109,410,740	43,215,681	―	152,626,421

（変動事由の概要）

普通株式の増加数の内訳は、新株予約権（第三者割当て）の行使による増加21,000,000株、転換社債型新株予約権付社債（第三者割当て）に付された新株予約権の行使による増加22,215,681株であります。

２．自己株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当中間連結会計期間末
普通株式　（株）	54,084	1,500	―	55,584

（変動事由の概要）

自己株式の増加は、単元未満株式の買取請求によるものであります。

３．新株予約権等に関する事項

	内訳	目的となる株式の種類	目的となる株式の数				当中間連結会計期間末残高（千円）
			前連結会計年度末	増加	減少	当中間連結会計期間末	
提出会社	平成10年１月新株引受権	普通株式	8,000	―	―	8,000	―
	平成11年３月新株引受権　（注）１	普通株式	41,500	―	14,500	27,000	―
	平成11年12月新株引受権　（注）２	普通株式	68,100	―	11,000	57,100	―
	平成12年３月新株引受権　（注）３	普通株式	86,100	―	8,000	78,100	―
	平成14年３月新株引受権	普通株式	28,000	―	―	28,000	―
	第１回新株予約権(注)４	普通株式	174,600	―	7,500	167,100	―
	第２回新株予約権(注)５	普通株式	48,500	―	4,200	44,300	―
	第３回新株予約権(注)６	普通株式	48,300	―	3,400	44,900	―
	第４回新株予約権(注)７	普通株式	956,000	―	150,000	806,000	―
	第５回新株予約権(注)８	普通株式	499,000	―	90,000	409,000	―
	第６回新株予約権(注)９	普通株式	586,000	―	40,000	546,000	―
	第７回新株予約権(注)10	普通株式	564,000	―	50,000	514,000	―
	第８回新株予約権	普通株式	500,000	―	―	500,000	―
	第11回新株予約権(注)11	普通株式	1,770,000	―	350,000	1,420,000	―
	第13回新株予約権(注)12	普通株式	670,000	―	250,000	420,000	28,551
	第14回新株予約権(第三者割当)（注)13	普通株式	―	25,200,000	21,000,000	4,200,000	1,750
小計			6,048,100	25,200,000	21,978,600	9,269,500	30,301
子会社	1988年ストック・オプション	普通株式	―	―	―	―	―
	1998年ストック・オプション	普通株式	―	―	―	―	35,895
小計			―	―	―	―	35,895
合計			6,048,100	25,200,000	21,978,600	9,269,500	66,196

（注）１　平成11年３月新株引受権の減少は、新株引受権の失効によるものであります。

２　平成11年12月新株引受権の減少は、新株引受権の失効によるものであります。

３　平成12年３月新株引受権の減少は、新株引受権の失効によるものであります。

４　第１回新株予約権の減少は、新株予約権の失効によるものであります。

５　第２回新株予約権の減少は、新株予約権の失効によるものであります。

６　第３回新株予約権の減少は、新株予約権の失効によるものであります。

７　第４回新株予約権の減少は、新株予約権の失効によるものであります。

８　第５回新株予約権の減少は、新株予約権の失効によるものであります。

９　第６回新株予約権の減少は、新株予約権の失効によるものであります。

10　第７回新株予約権の減少は、新株予約権の失効によるものであります。

11　第11回新株予約権の減少は、新株予約権の失効によるものであります。当該新株予約権は、権利行使期間の初日が到来しておりません。

12　第13回新株予約権の減少は、新株予約権の失効によるものであります。当該新株予約権は、権利行使期間の初日が到来しておりません。

13　第14回新株予約権の増加及び減少は、新株予約権の発行及び権利行使によるものであります。

14　目的となる株式の数は、権利行使可能数を記載しております。

４．配当に関する事項

該当事項はありません。

当中間連結会計期間（自　平成20年１月１日　至　平成20年６月30日）

１．発行済株式数に関する事項

株式の種類	前連結会計年度末	増加	減少	当中間連結会計期間末
普通株式　　（株）	156,826,421	50,000	－	156,876,421

（変動事由の概要）

普通株式の変動は、第16回新株予約権（ストックオプション）の行使による新株発行による増加50,000株であります。

２．自己株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当中間連結会計期間末
普通株式　　（株）	55,584	－	－	55,584

３．新株予約権等に関する事項

	内訳	目的となる株式の種類	目的となる株式の数				当中間連結会計期間末残高（千円）
			前連結会計年度末	増加	減少	当中間連結会計期間末	
提出会社	平成10年１月新株引受権	普通株式	8,000	－	8,000	－	－
	平成11年３月新株引受権	普通株式	27,000	－	－	27,000	－
	平成11年12月新株引受権	普通株式	56,600	－	300	56,300	－
	平成12年３月新株引受権	普通株式	77,100	－	－	77,100	－
	平成14年３月新株引受権	普通株式	28,000	－	－	28,000	－
	ストックオプションとしての新株予約権	－	－	－	－	－	238,259
小計			196,700	－	8,300	188,400	238,259
子会社	1998年ストック・オプション	普通株式	－	－	－	－	45,336
小計			－	－	－	－	45,336
合計			196,700	－	8,300	188,400	283,595

（注）１　目的となる株式の数は、権利行使可能数を記載しております。

２　目的となる株式の変動事由

①平成10年１月新株引受権の減少は、行使期間満了に伴う消滅によるものであります。

②平成11年12月新株引受権の減少は、退職等に伴う失効によるものであります。

４．配当に関する事項

該当事項はありません。

前連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

１．発行済株式数に関する事項

株式の種類	前連結会計年度末	増加	減少	当連結会計年度末
普通株式　（株）	109,410,740	47,415,681	－	156,826,421

（変動事由の概要）

増加数の内訳は、新株予約権（第三者割当）の行使による増加25,200,000株、転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加22,215,681株であります。

２．自己株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当連結会計年度末
普通株式　（株）	54,084	1,500	－	55,584

（変動事由の概要）

増加数の内訳は、単元未満株式の買取請求による増加1,500株であります。

３．新株予約権等に関する事項

	内訳	目的となる株式の種類	目的となる株式の数				当連結会計年度末残高（千円）
			前連結会計年度末	増加	減少	当連結会計年度末	
提出会社	平成10年１月新株引受権	普通株式	8,000	－	－	8,000	－
	平成11年３月新株引受権	普通株式	41,500	－	14,500	27,000	－
	平成11年12月新株引受権	普通株式	68,100	－	11,500	56,600	－
	平成12年３月新株引受権	普通株式	86,100	－	9,000	77,100	－
	平成14年３月新株引受権	普通株式	28,000	－	－	28,000	－
	第14回新株予約権	普通株式	－	25,200,000	25,200,000	－	－
	ストックオプションとしての新株予約権	－	－	－	－	－	219,314
小計			231,700	25,200,000	25,235,000	196,700	219,314
子会社	1998年ストック・オプション	普通株式	－	－	－	－	35,895
小計			－	－	－	－	35,895
合計			231,700	25,200,000	25,235,000	196,700	255,209

（注）１　目的となる株式の数は、権利行使可能数を記載しております。

２　目的となる株式の数の変動事由

①平成11年３月新株引受権の減少は、退職等に伴う失効によるものであります。

②平成11年12月新株引受権の減少は、退職等に伴う失効によるものであります。

③平成12年３月新株引受権の減少は、退職等に伴う失効によるものであります。

④第14回新株予約権の増加及び減少は、新規発行及び権利行使によるものであります。

なお、当該新株予約権は、平成19年7月17日をもって全て権利行使されております。

３　平成10年1月新株引受権は、平成20年1月７日をもって行使期間満了により消滅しております。

４．配当に関する事項

該当事項はありません。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間連結会計期間 （自　平成20年１月１日 至　平成20年６月30日）	前連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 （平成19年６月30日） 現金及び預金勘定　4,106,471千円 預入期間が３ヵ月を超える定期預金　116,700千円 担保差入により拘束されている定期預金　1,483,467千円 差引　2,506,304千円 有価証券　57,437千円 現金及び現金同等物　2,563,742千円	１　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 （平成20年６月30日） 現金及び預金勘定　2,702,731千円 預入期間が３ヵ月を超える定期預金　390,745千円 現金及び現金同等物　2,311,986千円	１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （平成19年12月31日） 現金及び預金勘定　3,238,593千円 預入期間が３ヵ月を超える定期預金　576,237千円 差引　2,662,356千円 有価証券　8千円 現金及び現金同等物　2,662,364千円
２　重要な非資金取引の内容 (1) 転換社債の転換 転換社債の転換による資本金増加高　1,300,000千円 転換社債の転換による資本剰余金増加高　1,300,000千円 転換による転換社債減少額　2,600,000千円 (2) 現物出資の受入による長期借入金の返済 現物出資の受入による資本金増加高　674,779千円 現物出資の受入による資本剰余金増加高　674,779千円 現物出資の受入による長期借入金減少額　1,340,808千円 権利行使による新株予約権減少額　8,750千円	―――――	２　重要な非資金取引の内容 (1) 転換社債型新株予約権付社債の転換 転換社債型新株予約権付社債の転換による資本金増加高　1,300,000千円 転換社債型新株予約権付社債の転換による資本剰余金増加高　1,300,000千円 転換による転換社債型新株予約権付社債減少額　2,600,000千円 (2) 現物出資の受入による長期借入金の返済 現物出資の受入による資本金増加高　750,000千円 現物出資の受入による資本剰余金増加高　750,000千円 現物出資の受入による長期借入金減少額　1,500,000千円 権利行使による新株予約権減少額　10,500千円

（リース取引関係）

前中間連結会計期間（自　平成19年１月１日　至　平成19年６月30日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	工具器具備品	無形固定資産その他	合計
取得価額相当額	215,698千円	7,665千円	223,363千円
減価償却累計額相当額	59,803千円	7,204千円	67,008千円
中間期末残高相当額	155,894千円	460千円	156,355千円

②未経過リース料中間期末残高相当額

1年内	37,704千円
1年超	121,502千円
合計	159,206千円

③支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	26,296千円
減価償却費相当額	25,708千円
支払利息相当額	2,073千円

④減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

⑤利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分については利息法によっております。

2　オペレーティング・リース取引

未経過リース料

1年内	256,833千円
1年超	832,863千円
合計	1,089,696千円

当中間連結会計期間（自　平成20年１月１日　至　平成20年６月30日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額

	工具器具備品	無形固定資産その他	合計
取得価額相当額	184,248千円	－	184,248千円
減価償却累計額相当額	66,603千円	－	66,603千円
減損損失累計額相当額	8,447千円	－	8,447千円
中間期末残高相当額	109,198千円	－	109,198千円

②未経過リース料中間期末残高相当額

1年内	35,400千円
1年超	86,101千円
合計	121,502千円
リース資産減損勘定の残高	8,447千円

③支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び支払利息相当額

支払リース料	19,329千円
リース資産減損勘定の取崩額	1,152千円
減価償却費相当額	18,018千円
支払利息相当額	1,737千円

④減価償却費相当額の算定方法

同左

⑤利息相当額の算定方法

同左

2　オペレーティング・リース取引

未経過リース料

1年内	238,992千円
1年超	643,568千円
合計	882,560千円

前連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	工具器具備品	無形固定資産その他	合計
取得価額相当額	200,399千円	－	200,399千円
減価償却累計額相当額	64,711千円	－	64,711千円
減損損失累計額相当額	9,600千円	－	9,600千円
期末残高相当額	126,087千円	－	126,087千円

②未経過リース料期末残高相当額

1年内	35,173千円
1年超	103,920千円
合計	139,094千円
リース資産減損勘定の残高	9,600千円

③支払リース料、減価償却費相当額及び支払利息相当額及び減損損失

支払リース料	48,395千円
減価償却費相当額	46,380千円
支払利息相当額	4,060千円
減損損失	9,600千円

④減価償却費相当額の算定方法

同左

⑤利息相当額の算定方法

同左

2　オペレーティング・リース取引

未経過リース料

1年内	282,514千円
1年超	728,952千円
合計	1,011,466千円

（有価証券関係）

（前中間連結会計期間）

1．時価のある有価証券

区分	前中間連結会計期間末 （平成19年６月30日現在）		
その他有価証券	取得原価（千円）	中間連結貸借対照表計上額（千円）	差額（千円）
① 株式	10,235	13,208	2,972
② 債券	―	―	―
③ その他	―	―	―
計	10,235	13,208	2,972

2．時価評価されていない主な有価証券

区分	前中間連結会計期間末 （平成19年６月30日現在）
その他有価証券	中間連結貸借対照表計上額（千円）
① 非上場株式（注）	648,658
② 譲渡性預金	57,437
計	706,096

（注）　当中間連結会計期間において、著しく実質価額の下落した有価証券に対して減損処理を行っており、その金額は非上場株式269千円であります。

（当中間連結会計期間）

1．時価のある有価証券

区分	当中間連結会計期間末 （平成20年６月30日現在）		
その他有価証券	取得原価（千円）	中間連結貸借対照表計上額（千円）	差額（千円）
① 株式	13,806	17,986	4,179
② 債券	―	―	―
③ その他	―	―	―
計	13,806	17,986	4,179

2．時価評価されていない主な有価証券

区分	当中間連結会計期間末 （平成20年６月30日現在）
その他有価証券	中間連結貸借対照表計上額（千円）
① 非上場株式	54,390

（前連結会計年度）

1．時価のある有価証券

区分	前連結会計年度 （平成19年12月31日現在）		
その他有価証券	取得原価（千円）	連結貸借対照表計上額（千円）	差額（千円）
① 株式	13,136	15,010	1,874
② 債券	―	―	―
③ その他	―	―	―
計	13,136	15,010	1,874

2．時価評価されていない主な有価証券

区分	前連結会計年度 （平成19年12月31日現在）
その他有価証券	連結貸借対照表計上額（千円）
① 譲渡性預金	115,008
② 非上場株式	53,195
計	168,204

(デリバティブ取引関係)

(前中間連結会計期間)

デリバティブ取引の契約額等、時価及び評価損益

1．通貨関連

区分	種類	前中間連結会計期間末 (平成19年６月30日現在)			
		契約額等(千円)	契約額等のうち １年超(千円)	時価(千円)	評価損益(千円)
市場取引以外の取引	為替予約取引 買建 米ドル	112,420	―	122,774	10,354
	ニュージーランドドル	37,554	―	47,084	9,530
合計		149,974	―	169,859	19,885

(注) 1　時価の算定方法

為替予約取引・・・先物相場により算定しております。

2　上記の為替予約取引の買建は、輸入取引に係わる支払に備える為のものであります。

3　ヘッジ会計を適用しているものについては、開示の対象から除いております。

2．金利関連

該当事項はありません。

(当中間連結会計期間)

デリバティブ取引の契約額等、時価及び評価損益

当中間連結会計期間（自　平成20年１月１日　　至　平成20年６月30日）

期末残高がないため、該当事項はありません。

(前連結会計年度)

デリバティブ取引の契約額等、時価及び評価損益

前連結会計年度（自　平成19年１月１日　　至　平成19年12月31日）

期末残高がないため、該当事項はありません。

（セグメント情報）

【事業の種類別セグメント情報】

前中間連結会計期間（自　平成19年１月１日　至　平成19年６月30日）、当中間連結会計期間（自　平成20年１月１日　至　平成20年６月30日）及び前連結会計年度（自　平成19年１月１日　至　平成19年12月31日）において、当社及び連結子会社は、情報通信・ネットワーク事業のみを行っているため、事業の種類別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前中間連結会計期間（自　平成19年１月１日　至　平成19年６月30日）

	日本(千円)	欧米(千円)	アジアオセアニア(千円)	計(千円)	消去又は全社(千円)	連結(千円)
売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	13,651,793	11,311,705	1,602,051	26,565,550	―	26,565,550
(2) セグメント間の内部売上又は振替高	691,217	309,738	7,183,738	8,184,694	(8,184,694)	―
計	14,343,010	11,621,443	8,785,789	34,750,244	(8,184,694)	26,565,550
営業費用	14,438,849	11,793,236	8,831,663	35,063,749	(8,272,264)	26,791,484
営業損失	95,838	171,792	45,873	313,504	87,570	225,934

（注）１　国又は地域の区分は、地理的近接度によっております。

２　本邦以外の区分に属する主な国又は地域

(1) 欧米　：　アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア

(2) アジア・オセアニア　：　シンガポール、中国、オーストラリア、ニュージーランド、韓国

当中間連結会計期間（自　平成20年１月１日　至　平成20年６月30日）

	日本(千円)	欧米(千円)	アジアオセアニア(千円)	計(千円)	消去又は全社(千円)	連結(千円)
売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	12,789,689	10,208,614	1,423,732	24,422,035	―	24,422,035
(2) セグメント間の内部売上又は振替高	555,047	147,638	7,023,670	7,726,356	(7,726,356)	―
計	13,344,736	10,356,252	8,447,403	32,148,392	(7,726,356)	24,422,035
営業費用	12,695,004	10,001,500	8,575,915	31,272,420	(7,742,702)	23,529,717
営業利益又は損失(△)	649,731	354,752	△128,512	875,971	16,345	892,317

（注）１　国又は地域の区分は、地理的近接度によっております。

２　本邦以外の区分に属する主な国又は地域

(1) 欧米　：　アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア

(2) アジア・オセアニア　：　シンガポール、中国、オーストラリア、ニュージーランド、韓国

前連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

	日本(千円)	欧米(千円)	アジアオセアニア(千円)	計(千円)	消去又は全社(千円)	連結(千円)
Ⅰ 売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	26,847,708	23,355,081	3,696,908	53,899,698	―	53,899,698
(2) セグメント間の内部売上又は振替高	1,427,746	505,387	13,397,243	15,330,377	(15,330,377)	―
計	28,275,454	23,860,468	17,094,152	69,230,075	(15,330,377)	53,899,698
営業費用	27,572,256	23,375,092	17,178,198	68,125,546	(15,679,698)	52,445,848
営業利益又は営業損失（△）	703,198	485,375	△84,046	1,104,527	349,323	1,453,850

（注）１　国又は地域の区分は、地理的近接度によっております。

２　本邦以外の区分に属する主な国又は地域

(1) 欧米　：　アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア

(2) アジア・オセアニア　：　シンガポール、中国、オーストラリア、ニュージーランド、韓国

【海外売上高】

前中間連結会計期間（自　平成19年１月１日　至　平成19年６月30日）

	北米	欧州	アジア オセアニア	計
Ⅰ　海外売上高(千円)	4,332,445	6,747,892	1,833,418	12,913,756
Ⅱ　連結売上高(千円)	—	—	—	26,565,550
Ⅲ　連結売上高に占める海外売上高の割合(%)	16.3	25.4	6.9	48.6

（注）１　国又は地域の区分は、地理的近接度によっております。
２　本邦以外の区分に属する主な国又は地域
(1) 北米　　　　　　　：　アメリカ、カナダ
(2) 欧州　　　　　　　：　イギリス、フランス、ドイツ、オランダ、イタリア
(3) アジア・オセアニア　：　シンガポール、中国、オーストラリア、ニュージーランド、韓国
３　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

当中間連結会計期間（自　平成20年１月１日　至　平成20年６月30日）

	北米	欧州	アジア オセアニア	計
Ⅰ　海外売上高(千円)	4,155,733	6,052,881	1,423,732	11,632,346
Ⅱ　連結売上高(千円)	—	—	—	24,422,035
Ⅲ　連結売上高に占める海外売上高の割合(%)	17.0	24.8	5.8	47.6

（注）１　国又は地域の区分は、地理的近接度によっております。
２　本邦以外の区分に属する主な国又は地域
(1) 北米　　　　　　　：　アメリカ、カナダ
(2) 欧州　　　　　　　：　イギリス、フランス、ドイツ、オランダ、イタリア
(3) アジア・オセアニア　：　シンガポール、中国、オーストラリア、ニュージーランド、韓国
３　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

前連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

	北米	欧州	アジア オセアニア	計
Ⅰ　海外売上高(千円)	9,224,503	14,130,578	3,696,908	27,051,990
Ⅱ　連結売上高(千円)	—	—	—	53,899,698
Ⅲ　連結売上高に占める海外売上高の割合(%)	17.1	26.2	6.9	50.2

（注）１　国又は地域の区分は、地理的近接度によっております。
２　本邦以外の区分に属する主な国又は地域
(1) 北米　　　　　　　：　アメリカ、カナダ
(2) 欧州　　　　　　　：　イギリス、フランス、ドイツ、オランダ、イタリア
(3) アジア・オセアニア　：　シンガポール、中国、オーストラリア、ニュージーランド、韓国
３　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

(ストック・オプション関係)

前中間連結会計期間（自　平成19年１月１日　至　平成19年６月30日）

１．ストックオプションの内容及び規模

ａ）提出会社

該当事項はありません。

ｂ）関連会社

該当事項はありません。

２．中間連結財務諸表への影響額

販売費及び一般管理費　　21,683千円

当中間連結会計期間（自　平成20年１月１日　至　平成20年６月30日）

１．当中間連結会計期間に付与したストックオプションの内容

ａ）提出会社

	第17回新株予約権
付与対象者の区分及び数	社外協力者　2名
ストックオプション数	普通株式　150,000株
付与日	平成20年５月23日
権利確定条件	権利行使日において当社又は関係会社の社外協力者の地位にあることを要する
対象勤務期間	自　平成20年５月23日 至　平成20年５月23日
権利行使期間	自　平成20年５月23日 至　平成24年５月22日
権利行使価格　（円）	78
付与日における公正な評価単価　（円）	34

２．ストックオプションに係る当中間連結会計期間における費用計上額及び科目名

販売費及び一般管理費　　30,003千円

前連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

１．ストック・オプションの内容及び規模

当連結会計年度において存在したストックオプションを対象とし、ストックオプションの数については株式数に換算して記載しております。

ａ）提出会社

	平成10年１月８日総会決議新株引受権	平成11年３月30日総会決議新株引受権	平成11年12月20日総会決議新株引受権
付与対象者の区分及び数	当社取締役　6名 当社従業員　83名	当社取締役　6名 当社従業員　54名	当社取締役　8名 当社従業員　89名
ストックオプション数	普通株式　160,000株	普通株式　101,000株	普通株式　150,000株
付与日	平成10年11月13日	平成11年12月１日	平成12年11月21日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成10年11月13日 至　平成12年１月８日	自　平成11年12月１日 至　平成13年３月30日	自　平成12年11月21日 至　平成13年12月21日
権利行使期間	自　平成12年１月８日 至　平成20年１月７日	自　平成13年３月30日 至　平成21年３月29日	自　平成13年12月21日 至　平成21年12月20日
権利行使価格　（円）	200	200	310
付与日における公正な評価単価　（円）	―	―	―

	平成12年３月29日総会決議新株引受権	平成14年３月27日総会決議新株引受権	第１回新株予約権
付与対象者の区分及び数	当社取締役 15名 当社従業員 150名	当社従業員他 5名	当社取締役 4名 当社従業員 157名 関係会社従業員 22名
ストックオプション数	普通株式 200,000株	普通株式 58,000株	普通株式 269,300株
付与日	平成12年11月21日	平成14年４月15日	平成14年７月24日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成12年11月21日 至　平成14年３月30日	自　平成14年４月15日 至　平成16年３月30日	自　平成14年７月24日 至　平成16年６月７日
権利行使期間	自　平成14年３月30日 至　平成22年３月29日	自　平成16年３月30日 至　平成24年３月29日	自　平成16年６月７日 至　平成24年６月６日
権利行使価格　(円)	400	421	409
付与日における公正な評価単価　(円)	―	―	―

	第２回新株予約権	第３回新株予約権	第４回新株予約権
付与対象者の区分及び数	当社取締役 1名 当社監査役 1名 当社従業員 15名	当社従業員 20名 関係会社従業員 9名	当社監査役 1名 当社従業員 5名 関係会社取締役 1名 関係会社従業員 5名
ストックオプション数	普通株式 65,600株	普通株式 140,500株	普通株式 1,800,000株
付与日	平成15年４月28日	平成15年８月25日	平成16年11月５日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成15年４月28日 至　平成16年６月７日	自　平成15年８月25日 至　平成17年３月26日	自　平成16年11月５日 至　平成17年３月24日
権利行使期間	自　平成16年６月７日 至　平成24年６月６日	自　平成17年３月26日 至　平成25年３月25日	自　平成17年３月24日 至　平成26年３月23日
権利行使価格　(円)	275	235	239
付与日における公正な評価単価　(円)	―	―	―

	第５回新株予約権	第６回新株予約権	第７回新株予約権
付与対象者の区分及び数	関係会社取締役 8名 関係会社従業員 17名	当社取締役 1名 当社従業員 1名 関係会社取締役 2名 関係会社従業員 33名	当社取締役 2名 当社従業員 3名 関係会社取締役 1名 関係会社従業員 40名
ストックオプション数	普通株式 1,065,000株	普通株式 815,000株	普通株式 830,000株
付与日	平成16年12月14日	平成17年２月23日	平成17年３月18日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成16年12月14日 至　平成17年３月24日	自　平成17年２月23日 至　平成17年３月24日	自　平成17年３月18日 至　平成17年３月24日
権利行使期間	自　平成17年３月24日 至　平成26年３月23日	自　平成17年３月24日 至　平成26年３月23日	自　平成17年３月24日 至　平成26年３月23日
権利行使価格　(円)	170	288	336
付与日における公正な評価単価　(円)	―	―	―

	第８回新株予約権	第11回新株予約権	第13回新株予約権
付与対象者の区分及び数	当社取締役 ２名 当社監査役 １名 関係会社取締役 ２名 関係会社従業員 ２名	当社取締役 １名 当社従業員 11名 関係会社取締役 １名 関係会社従業員 65名	当社取締役 ２名 当社従業員 ２名 関係会社取締役 １名 関係会社従業員 ８名
ストックオプション数	普通株式 500,000株	普通株式 2,000,000株	普通株式 770,000株
付与日	平成17年３月31日	平成18年２月27日	平成18年６月８日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自 平成17年３月31日 至 平成18年３月23日	自 平成18年２月27日 至 平成20年２月27日	自 平成18年６月８日 至 平成20年６月８日
権利行使期間	自 平成18年３月23日 至 平成27年３月22日	自 平成20年２月27日 至 平成27年３月22日	自 平成20年６月８日 至 平成28年３月29日
権利行使価格 (円)	406	573	290
付与日における公正な評価単価 (円)	―	―	―

	第15回新株予約権	第16回新株予約権
付与対象者の区分及び数	当社従業員 ４名 関係会社取締役 ４名 関係会社従業員 ４名	当社取締役 ５名 当社監査役 １名 社外協力者 １名
ストックオプション数	普通株式 475,000株	普通株式 4,525,000株
付与日	平成19年11月16日	平成19年11月16日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自 平成19年11月16日 至 平成21年11月６日	自 平成19年11月16日 至 平成19年11月16日
権利行使期間	自 平成21年11月６日 至 平成29年３月28日	自 平成19年11月16日 至 平成29年３月28日
権利行使価格 (円)	63	63
付与日における公正な評価単価 (円)	42-46	39

ｂ）関係会社

Allied Telesis Inc.

	1988年ストックオプション	1998年ストックオプション
付与対象者の区分及び数	当社従業員 39名 関係会社従業員等 ７名	当社従業員 250名 関係会社従業員等 75名
ストックオプション数	4,108,835株	4,518,770株
付与日	1988年11月～1998年８月	1999年１月～2006年12月
権利確定条件	付与日以降、１年間継続して勤務していること	付与日以降、１年間継続して勤務していること
対象勤務期間	付与日から４年間	付与日から４年間
権利行使期間	権利確定から10年間	権利確定から10年間
権利行使価格（米ドル）	―	―
付与日における公正な評価単価 (米ドル)	0.12-1.50	3.00

２．連結財務諸表への影響額

(1) ストックオプションに係る当連結会計年度における費用計上額及び科目名

販売費及び一般管理費の株式報酬費用 215,819千円

(2) 権利行使による失効により当連結会計年度に利益として計上した金額

特別利益の新株予約権戻入益 9,151千円

（１株当たり情報）

項目	前中間連結会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間連結会計期間 （自　平成20年１月１日 至　平成20年６月30日）	前連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
１株当たり純資産額	76円02銭	83円07銭	81円23銭
１株当たり中間（当期）純利益額又は純損失額（△）	△4円21銭	0円05銭	0円30銭
潜在株式調整後１株当たり中間（当期）純利益	—	0円05銭	0円30銭
	なお、潜在株式調整後１株当たり中間純利益額については、１株当たり中間純損失が計上されているため記載しておりません。	————	————

（注）１株当たり中間（当期）純利益又は純損失及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は以下のとおりであります。

項目	前中間連結会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間連結会計期間 （自　平成20年１月１日 至　平成20年６月30日）	前連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
１株当たり中間（当期）純利益又は純損失			
中間連結損益計算書（連結損益計算書）上の中間（当期）純利益又は純損失（△）	△566,425千円	7,576千円	44,402千円
普通株式に係る中間（当期）純利益又は純損失（△）	△566,425千円	7,576千円	44,402千円
普通株式の期中平均株式数	134,575,191株	156,779,170株	145,673,014株
潜在株式調整後１株当たり中間（当期）純利益			
中間（当期）純利益調整額	—	—	—
普通株式増加数	1,690,956株	470,269株	876,572株
（うち、新株予約権）	(1,690,956株)	(470,269株)	(876,572株)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含まれなかった潜在株式の概要	新株予約権２種類 ・新株予約権の数 18,400個 ・目的となる株式の数 1,840,000株	新株予約権11種類 4,160,700株 新株引受権４種類 188,400株	新株予約権12種類 9,596,700株 新株引受権５種類 196,700株

（重要な後発事象）

前中間連結会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間連結会計期間 （自　平成20年１月１日 至　平成20年６月30日）	前連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
１．新株予約権の行使による増資 平成19年７月に第14回新株予約権（第三者割当）の権利行使があり、資本金及び資本剰余金が増加いたしました。内容は以下のとおりであります。 増加した株式の種類及び数 普通株式　4,200,000株 増加した資本金　132,300千円 増加した資本剰余金　132,300千円	————	————

（２）【その他】

該当事項はありません。

2【中間財務諸表等】

(1)【中間財務諸表】

①【中間貸借対照表】

区分	注記番号	前中間会計期間末 (平成19年6月30日) 金額(千円)		構成比(%)	当中間会計期間末 (平成20年6月30日) 金額(千円)		構成比(%)	前事業年度の要約貸借対照表 (平成19年12月31日) 金額(千円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1 現金及び預金	※2		1,779,436			1,047,122			773,258	
2 受取手形	※4		13,371			10,259			22,654	
3 売掛金			1,793,456			1,283,789			1,108,919	
4 短期貸付金			15,276,695			14,386,202			14,390,804	
5 未収入金			—			1,351,152			1,449,845	
6 その他			1,128,513			525,272			280,642	
貸倒引当金			△7,874,618			△7,463,000			△7,251,000	
流動資産合計			12,116,856	57.4		11,140,799	57.8		10,775,125	56.8
Ⅱ 固定資産										
1 有形固定資産	※1.2		1,049,258	5.0		994,982	5.2		1,018,327	5.4
2 無形固定資産			50,899	0.2		19,260	0.1		20,050	0.1
3 投資その他の資産										
(1) 投資有価証券			617,181			28,301			24,765	
(2) 関係会社株式			6,965,609			6,826,108			6,866,071	
(3) 関係会社長期貸付金			57,315			—			5,610	
(4) その他			260,183			259,727			259,720	
投資その他の資産合計			7,900,289	37.4		7,114,138	36.9		7,156,167	37.7
固定資産合計			9,000,447	42.6		8,128,381	42.2		8,194,545	43.2
資産合計			21,117,303	100.0		19,269,180	100.0		18,969,670	100.0

区分	注記番号	前中間会計期間末（平成19年6月30日） 金額（千円）		構成比（%）	当中間会計期間末（平成20年6月30日） 金額（千円）		構成比（%）	前事業年度の要約貸借対照表（平成19年12月31日） 金額（千円）		構成比（%）
（負債の部）										
I 流動負債										
1 短期借入金	※2		2,682,086			586,852			607,860	
2 1年以内返済予定長期借入金	※2		1,562,328			387,514			1,081,178	
3 1年以内償還予定社債			268,000			130,000			264,000	
4 未払金			3,305,213			4,407,056			3,087,810	
5 未払法人税等			25,794			51,851			177,228	
6 賞与引当金			14,199			16,087			27,048	
7 その他	※5		78,286			96,159			77,342	
流動負債合計			7,935,907	37.6		5,675,520	29.4		5,322,467	28.0
II 固定負債										
1 社債			130,000			－			－	
2 長期借入金	※2		546,706			－			－	
3 退職給付引当金			16,752			16,916			18,601	
4 その他固定負債			66,162			35,276			34,109	
固定負債合計			759,621	3.6		52,192	0.3		52,710	0.3
負債合計			8,695,528	41.2		5,727,712	29.7		5,375,178	28.3
（純資産の部）										
I 株主資本										
1 資本金			9,671,925	45.9		9,807,675	50.9		9,805,100	51.7
2 資本剰余金										
(1) 資本準備金		11,802,353			11,938,053			11,935,528		
資本剰余金合計			11,802,353	55.9		11,938,053	62.0		11,935,528	62.9
3 利益剰余金										
(1) 利益準備金		21,520			21,520			21,520		
(2) その他利益剰余金										
繰越利益剰余金		△9,140,140			△8,454,853			△8,376,084		
利益剰余金合計			△9,118,620	△43.2		△8,433,333	△43.8		△8,354,564	△44.0
4 自己株式			△12,085	△0.1		△12,085	△0.1		△12,085	△0.1
株主資本合計			12,343,573	58.5		13,300,310	69.0		13,373,978	70.5
II 評価・換算差額等										
1 その他有価証券評価差額金			47,900	0.2		2,898	0.0		1,198	0.0
評価・換算差額等合計			47,900	0.2		2,898	0.0		1,198	0.0
III 新株予約権			30,301	0.1		238,259	1.3		219,314	1.2
純資産合計			12,421,774	58.8		13,541,468	70.3		13,594,492	71.7
負債純資産合計			21,117,303	100.0		19,269,180	100.0		18,969,670	100.0

②【中間損益計算書】

		前中間会計期間 (自 平成19年1月1日 至 平成19年6月30日)			当中間会計期間 (自 平成20年1月1日 至 平成20年6月30日)			前事業年度の 要約損益計算書 (自 平成19年1月1日 至 平成19年12月31日)		
区分	注記番号	金額(千円)		百分比(%)	金額(千円)		百分比(%)	金額(千円)		百分比(%)
Ⅰ 営業収益			3,391,990	100.0		3,218,840	100.0		6,872,332	100.0
Ⅱ 営業費用	※1		3,874,262	114.2		3,094,880	96.1		7,364,723	107.2
営業利益又は損失(△)			△482,271	△14.2		123,960	3.9		△492,391	△7.2
Ⅲ 営業外収益	※2		830,293	24.5		387,529	12.0		911,761	13.3
Ⅳ 営業外費用	※3		888,937	26.2		772,467	24.0		650,960	9.5
経常損失			540,916	△15.9		260,977	△8.1		231,589	△3.4
Ⅴ 特別利益	※4		10,339	0.3		—	—		645,617	9.4
Ⅵ 特別損失	※5		300,761	8.9		131,962	4.1		400,400	5.8
税引前中間(当期)純利益又は純損失(△)			△831,338	△24.5		△392,940	△12.2		13,627	0.2
法人税、住民税及び事業税		△67,697			△165,283			4,335		
過年度法人税、住民税及び事業税		—			27,189			8,876		
法人税等調整額		—	△67,697	△2.0	△176,077	△314,171	△9.8	—	13,212	0.2
中間(当期)純利益又は純損失(△)			△763,640	△22.5		△78,768	△2.4		415	0.0

③【中間株主資本等変動計算書】

前中間会計期間（自　平成19年１月１日　至　平成19年６月30日）

	株主資本						
	資本金	資本剰余金	利益剰余金			自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金	利益剰余金合計		
				繰越利益剰余金			
平成18年12月31日残高（千円）	7,697,146	9,827,574	21,520	△8,376,499	△8,354,979	△11,929	9,157,811
中間会計期間中の変動額							
新株予約権の行使	1,974,779	1,974,779					3,949,558
中間純損失				△763,640	△763,640		△763,640
自己株式の取得						△156	△156
株主資本以外の項目の中間会計期間中の変動額（純額）							
中間会計期間中の変動額合計（千円）	1,974,779	1,974,779	―	△763,640	△763,640	△156	3,185,761
平成19年６月30日残高（千円）	9,671,925	11,802,353	21,520	△9,140,140	△9,118,620	△12,085	12,343,573

	評価・換算差額等			新株予約権	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計		
平成18年12月31日残高（千円）	36,267	13,624	49,892	24,524	9,232,228
中間会計期間中の変動額					
新株予約権の行使					3,949,558
中間純損失					△763,640
自己株式の取得					△156
株主資本以外の項目の中間会計期間中の変動額(純額)	11,632	△13,624	△1,992	5,776	3,784
中間会計期間中の変動額合計（千円）	11,632	△13,624	△1,992	5,776	3,189,545
平成19年６月30日残高（千円）	47,900	―	47,900	30,301	12,421,774

当中間会計期間（自　平成20年１月１日　至　平成20年６月30日）

	株主資本						
	資本金	資本剰余金	利益剰余金			自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金	利益剰余金合計		
				繰越利益剰余金			
平成19年12月31日残高（千円）	9,805,100	11,935,528	21,520	△8,376,084	△8,354,564	△12,085	13,373,978
中間会計期間中の変動額							
新株予約権の行使	2,575	2,525					5,100
中間純損失				△78,768	△78,768		△78,768
株主資本以外の項目の中間会計期間中の変動額（純額）							
中間会計期間中の変動額合計（千円）	2,575	2,525	―	△78,768	△78,768	―	△73,668
平成20年６月30日残高（千円）	9,807,675	11,938,053	21,520	△8,454,853	△8,433,333	△12,085	13,300,310

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成19年12月31日残高（千円）	1,198	1,198	219,314	13,594,492
中間会計期間中の変動額				
新株予約権の行使				5,100
中間純損失				△78,768
株主資本以外の項目の中間会計期間中の変動額(純額)	1,699	1,699	18,945	20,644
中間会計期間中の変動額合計（千円）	1,699	1,699	18,945	△53,024
平成20年６月30日残高（千円）	2,898	2,898	238,259	13,541,468

前事業年度の株主資本等変動計算書（自　平成19年１月１日　至　平成19年12月31日）

	株主資本						
	資本金	資本剰余金	利益剰余金			自己株式	株主資本合計
		資本準備金	利益準備金	その他利益剰余金	利益剰余金合計		
				繰越利益剰余金			
平成18年12月31日残高（千円）	7,697,146	9,827,574	21,520	△8,376,499	△8,354,979	△11,929	9,157,811
事業年度中の変動額							
新株予約権の行使	2,107,954	2,107,954					4,215,908
当期純利益				415	415		415
自己株式の取得						△156	△156
株主資本以外の項目の事業年度中の変動額（純額）							
事業年度中の変動額合計（千円）	2,107,954	2,107,954	－	415	415	△156	4,216,167
平成19年12月31日残高（千円）	9,805,100	11,935,528	21,520	△8,376,084	△8,354,564	△12,085	13,373,978

	評価・換算差額等			新株予約権	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計		
平成18年12月31日残高（千円）	36,267	13,624	49,892	24,524	9,232,228
事業年度中の変動額					
新株予約権の行使					4,215,908
当期純利益					415
自己株式の取得					△156
株主資本以外の項目の事業年度中の変動額(純額)	△35,068	△13,624	△48,693	194,789	146,096
事業年度中の変動額合計（千円）	△35,068	△13,624	△48,693	194,789	4,362,263
平成19年12月31日残高（千円）	1,198	－	1,198	219,314	13,594,492

継続企業の前提に重要な疑義を抱かせる事象又は状況

前中間会計期間 (自　平成19年１月１日 至　平成19年６月30日)	当中間会計期間 (自　平成20年１月１日 至　平成20年６月30日)	前事業年度 (自　平成19年１月１日 至　平成19年12月31日)
当社は、平成16年12月期以降連続で純損失を計上しており、当中間会計期間におきましても、営業損失482,271千円、中間純損失 763,640千円を計上しているため、当該状況は継続企業の前提に重要な疑義を抱かせる状況に該当します。 当社グループが数年来研究開発投資及び販売体制の整備を行ってまいりました次世代ネットワークに対応した ＩＰｖ６関連製品、大容量ギガビット関連製品及びＩＰトリプルプレイ関連製品につきましては、欧州市場を中心に堅調に推移したものの、日本市場においては主力製品であるスイッチ関連製品の販売低迷があり、当初計画した売上高を下回っております。また、当社グループが属するネットワーク関連市場におきましては、世界的な新製品開発競争の激化、サービス多角化、価格競争による販売価格の下落等が続いております。しかしながら、当社グループは、引き続き堅調な欧州市場でのネットワーク機器販売と大手システムインテグレーターとの関係強化によるＩＰトリプルプレイ事業の更なる促進と、横田基地で提供している ＩＰＴＶ等トリプルプレイサービスの他の米軍基地への展開を実行することにより、グローバルにサービス提供するＩＰ－ＧＳＰ (グローバル・サービス・プロバイダー)事業の拡大を図ります。日本市場では主力製品の販売キャンペーンを実施し、オール・ギガ・オフィスを推進するための新製品投入、さらにサポート・サービスの充実と最適なＩＴシステム基盤構築をしていくためのネットワーク構築支援サービスであるプロフェッショナルサービスなど幅広い事業戦略により売上高の確保を計画するとともに、当事業年度の重点対策として製品原価の低減、販売管理費の圧縮及び開発投資の抑制への継続的な取り組みをし、上期に影響のありましたＥＭＳ(Electronic Manu-facturing Service:受託生産事業会社)への生産委託も下期では改善され、さらに、過去実施してきたリストラクチャリングの効果が実現することにより経営効率が向上することから当事業年度における営業損益の黒字化を計画しております。当事業年度内に必要な資金手当につきましては、投資有価証券 (米国Sphere Communi-cations Inc) の売却を平成19年8月14日付で行い、売却代金の一部９億円強の資金を既に入金しております。また、連結子会社Allied Telesis Inc. (米国) においてThomas Retirement L.L.C. (米国) とAllied Telesis Inc.の売掛金と在庫を担保とした、総額10,000,000USドル、期間2年のコミットメントライン契約を平成19年9月24日付で締結いたしました。従いまして、中間財務諸表は継続企業を前提として作成しており、このような重要な疑義の影響を中間財務諸表には反映しておりません。	――――	――――

中間財務諸表作成の基本となる重要な事項

前中間会計期間 (自　平成19年１月１日 至　平成19年６月30日)	当中間会計期間 (自　平成20年１月１日 至　平成20年６月30日)	前事業年度 (自　平成19年１月１日 至　平成19年12月31日)
1　資産の評価基準及び評価方法 (1) 有価証券 ① 子会社株式 移動平均法による原価法 ② その他有価証券 時価のあるもの 中間決算日の市場価格等に基づく時価法(評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 移動平均法による原価法 (2) デリバティブ 時価法	1　資産の評価基準及び評価方法 (1) 有価証券 ① 子会社株式及び関連会社株式 同左 ② その他有価証券 時価のあるもの 同左 時価のないもの 同左 ――――――	1　資産の評価基準及び評価方法 (1) 有価証券 ① 子会社株式及び関連会社株式 同左 ② その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法(評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 同左 (2) デリバティブ 時価法
2　固定資産の減価償却の方法 (1) 有形固定資産 定率法 ただし、平成10年４月１日以降取得した建物(建物付属設備は除く)については定額法 主な耐用年数 建物（３年～39年) 構築物（15年) 車両運搬具（６年) 工具器具及び備品 （３年～20年) (2) 無形固定資産 自社利用のソフトウェア 社内における利用可能期間(３年又は５年)に基づく定額法 販売用ソフトウェア 販売可能な見込有効期間(３年)に基づく定額法	2　固定資産の減価償却の方法 (1) 有形固定資産 定率法 ただし、平成10年４月１日以降取得した建物(建物付属設備は除く)については定額法 主な耐用年数 建物（３年～39年) 構築物（15年) 工具器具及び備品 （３年～20年) (2) 無形固定資産 同左	2　固定資産の減価償却の方法 (1) 有形固定資産 定率法 ただし、平成10年４月１日以降取得した建物(建物付属設備は除く)については定額法 主な耐用年数 建物（３年～39年) 構築物（15年) 車両運搬具（６年) 工具器具及び備品 （３年～20年) (2) 無形固定資産 同左
3　繰延資産の処理方法 株式交付費 発生時に全額を費用処理しております。	3　繰延資産の処理方法 株式交付費 同左	3　繰延資産の処理方法 株式交付費 同左
4　重要な引当金の計上基準 (1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 (2) 賞与引当金 従業員に対して支給する賞与に備えるため、当中間期に負担すべき支給見込額を計上しております。	4　重要な引当金の計上基準 (1) 貸倒引当金 同左 (2) 賞与引当金 同左	4　重要な引当金の計上基準 (1) 貸倒引当金 同左 (2) 賞与引当金 従業員に対して支給する賞与に備えるため、当期に負担すべき支給見込額を計上しております。

前中間会計期間 (自　平成19年１月１日 至　平成19年６月30日)	当中間会計期間 (自　平成20年１月１日 至　平成20年６月30日)	前事業年度 (自　平成19年１月１日 至　平成19年12月31日)
(3) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 数理計算上の差異については、各会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（８年）による按分額をそれぞれ発生の翌会計年度より費用処理しております。	(3) 退職給付引当金 同左	(3) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務の見込額に基づき、当期末において発生していると認められる額を計上しております。 数理計算上の差異については、各会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（８年）による按分額をそれぞれ発生の翌会計年度より費用処理しております。
５　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	５　外貨建の資産及び負債の本邦通貨への換算基準 同左	５　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
６　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	――――	６　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。
７　ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。又、金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。	７　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左	７　ヘッジ会計の方法 (1) ヘッジ会計の方法 同左
(2) ヘッジ手段とヘッジ対象 ヘッジ手段 金利スワップ　為替予約取引 ヘッジ対象 借入金の利息　外貨建金銭債務	(2) ヘッジ手段とヘッジ対象 ヘッジ手段 金利スワップ ヘッジ対象 借入金の利息	(2) ヘッジ手段とヘッジ対象 ヘッジ手段 金利スワップ　為替予約取引 ヘッジ対象 借入金の利息　外貨建金銭債務
(3) ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。	(3) ヘッジ方針 借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。	(3) ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。

前中間会計期間 (自　平成19年1月1日 至　平成19年6月30日)	当中間会計期間 (自　平成20年1月1日 至　平成20年6月30日)	前事業年度 (自　平成19年1月1日 至　平成19年12月31日)
(4) ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ．金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ．金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ．長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ．長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ．金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては中間決算日における有効性の評価を省略しております。	(4) ヘッジの有効性評価の方法 同左	(4) ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ．金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ．金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ．長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ．長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ．金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。
8　その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 消費税及び地方税の会計処理は、税抜き方式によっており控除対象外消費税及び地方消費税は、当中間期の費用と処理しております。 (2) 連結納税制度の適用 連結納税制度を適用しております。	8　その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 同左 (2) 連結納税制度の適用 同左	8　その他財務諸表作成のための基本となる重要な事項 (1) 消費税等の会計処理 消費税及び地方税の会計処理は、税抜き方式によっており控除対象外消費税及び地方消費税は、当期の費用と処理しております。 (2) 連結納税制度の適用 同左

会計処理の変更

前中間会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間会計期間 （自　平成20年１月１日 至　平成20年６月30日）	前事業年度 （自　平成19年１月１日 至　平成19年12月31日）
（有形固定資産の減価償却の方法） 当中間会計期間から、平成19年度の法人税法の改正に伴い、平成19年４月１日以降に取得した有形固定資産については、改正法人税法に規定する償却方法により減価償却費を計上しております。 なお、この変更に伴う損益への影響は軽微であります。	（リース会計の早期適用に伴う記載） 所有権移転外ファイナンス・リース取引については、従来、賃貸借取引に係る方法に準じた会計処理によっておりましたが、「リース取引に関する会計基準」（企業会計基準第13号（平成５年６月17日（企業会計審議会第一部会）、平成19年３月30日改正））及び「リース取引に関する会計基準の適用指針」（企業会計基準適用指針第16号（平成６年１月18日（日本公認会計士協会 会計制度委員会）、平成19年３月30日改正））が平成19年４月１日以降開始する事業年度から適用することができることになったことに伴い、当中間会計期間からこれらの会計基準等を適用し、通常の売買取引に係る会計処理によっております。また、所有権移転外ファイナンス・リース取引に係るリース資産の減価償却の方法については、リース期間を耐用年数とし、残存価額を零とする定額法を採用しております。 これによる当中間会計期間の損益に与える影響はありません。 なお、リース取引開始日が適用初年度前の所有権移転外ファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理を引き続き採用しております。	（有形固定資産の減価償却の方法） 当事業年度より平成19年度の法人税法の改正に伴い、平成19年４月１日以降に取得した有形固定資産については、改正法人税法に規定する償却方法により減価償却費を計上しております。 なお、この変更に伴う損益への影響は軽微であります。

表示方法の変更

前中間会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間会計期間 （自　平成20年１月１日 至　平成20年６月30日）
――――――	（中間貸借対照表） 「未収入金」については、前中間会計期間まで、流動資産の「その他」に含めて表示しておりましたが、当中間会計期間末において重要性が増したため区分掲記いたしました。 なお、前中間会計期間末の「未収入金」の金額は888,023千円であります。

追加情報

前中間会計期間 (自　平成19年１月１日 至　平成19年６月30日)	当中間会計期間 (自　平成20年１月１日 至　平成20年６月30日)	前事業年度 (自　平成19年１月１日 至　平成19年12月31日)
―――――	(有形固定資産の減価償却方法) 当中間会計期間より、法人税法改正に伴い、平成19年３月31日以前に取得した有形固定資産については、改正前の法人税法に基づく減価償却の方法の適用により取得価額の５%に到達した事業年度の翌事業年度より、取得価額の５%相当額と備忘価額との差額を５年間にわたり均等償却し、減価償却費に含めて計上しております。 なお、この変更に伴う損益への影響は軽微であります。	―――――

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成19年６月30日）	当中間会計期間末 （平成20年６月30日）	前事業年度末 （平成19年12月31日）
※１　有形固定資産の減価償却累計額 399,725千円	※１　有形固定資産の減価償却累計額 450,834千円	※１　有形固定資産の減価償却累計額 427,013千円
※２　担保資産 担保に供している資産は次のとおりであります。 現金及び預金　1,178,000千円 有形固定資産　903,207千円 合計　2,081,207千円 上記の担保資産に対する債務は次のとおりであります。 科目 短期借入金　1,214,000千円 １年以内返済予定長期借入金　1,112,328千円 長期借入金　125,014千円 計　2,451,342千円	※２　担保資産 担保に供している資産は次のとおりであります。 現金及び預金　126,000千円 有形固定資産　884,237千円 合計　1,010,237千円 上記の担保資産に対する債務は次のとおりであります。 科目 短期借入金　300,000千円 １年以内返済予定長期借入金　125,014千円 計　425,014千円	※２　担保資産 担保に供している資産は次のとおりであります。 現金及び預金　300,000千円 流動資産(その他)　115,000千円 有形固定資産　893,078千円 合計　1,308,078千円 上記の担保資産に対する債務は次のとおりであります。 科目 短期借入金　405,000千円 １年以内返済予定長期借入金　556,178千円 計　961,178千円
※３　偶発債務 (1) 債務保証 Allied Telsis (Hong Kong)Ltd. 売買契約に対する債務保証 （ 24,082千USD)　2,968,353千円 Allied Telesyn International (Asia) Pte.Ltd. リース契約に対する債務保証 （ 4,733千SG$)　448,841千円 アライドテレシス株式会社 借入金に対する債務保証　300,000千円 計　3,717,194千円	※３　偶発債務 (1) 債務保証 Allied Telsis (Hong Kong)Ltd. 売買契約に対する債務保証 （ 552千USD)　58,833千円 Allied Telesyn International (Asia) Pte.Ltd. リース契約に対する債務保証 (3,413千SG$)　266,994千円 Allied Telesis Inc. 借入金に対する債務保証 (4,500千USD)　478,890千円 計　804,717千円	※３　偶発債務 (1) 債務保証 Allied Telsis (Hong Kong)Ltd. 売買契約に対する債務保証 （ 11,479千USD)　1,310,422千円 Allied Telesyn International (Asia) Pte.Ltd. リース契約に対する債務保証 （ 3,754千SG$)　295,908千円 売買契約に対する債務保証 （ 9,757千USD)　1,113,841千円 Allied Telesyn Inc. 借入金に対する債務保証 （ 5,000千USD)　570,750千円 アライドテレシス株式会社 借入金に対する債務保証　40,000千円 計　3,330,921千円
※４　中間期末日満期手形の処理 当中間会計期間末日が金融機関の休日であるため、当中間会計期間末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の中間会計期間末日満期手形が当中間会計期間末残高に含まれております。 受取手形　1,181千円	――――――	※４　期末日満期手形の処理 当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　5,171千円
※５　消費税等の取扱い 仮払消費税等及び仮受消費税等は相殺のうえ、流動負債の「その他」に表示しております。	※５　消費税等の取扱い 同左	――――――

（中間損益計算書関係）

前中間会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間会計期間 （自　平成20年１月１日 至　平成20年６月30日）	前事業年度 （自　平成19年１月１日 至　平成19年12月31日）
※１　減価償却実施額 有形固定資産　26,408千円 無形固定資産　78,692千円	※１　減価償却実施額 有形固定資産　23,820千円 無形固定資産　6,080千円	※１　減価償却実施額 有形固定資産　57,534千円 無形固定資産　109,542千円
※２　営業外収益の主要項目 受取利息　396,699千円 為替差益　354,316千円	※２　営業外収益の主要項目 受取利息　320,380千円 購買サービス収入　60,122千円	※２　営業外収益の主要項目 受取利息　765,890千円 購買サービス収入　127,288千円
※３　営業外費用の主要項目 支払利息　82,534千円 貸倒引当金繰入額　799,640千円	※３　営業外費用の主要項目 支払利息　34,968千円 貸倒引当金繰入額　120,000千円 為替差損　604,853千円	※３　営業外費用の主要項目 支払利息　146,237千円 貸倒引当金繰入額　176,000千円 為替差損　316,412千円
※４　特別利益の主要項目 新株予約権戻入益　9,151千円 投資有価証券売却益　1,188千円	――――――	※４　特別利益の主要項目 投資有価証券売却益　636,015千円
※５　特別損失の主要項目 社債償還損　58,000千円 関係会社株式評価損　205,499千円 貸倒引当金繰入額　36,978千円	※５　特別損失の主要項目 関係会社株式評価損　39,962千円 貸倒引当金繰入額　92,000千円	※５　特別損失の主要項目 社債償還損　58,000千円 貸倒引当金繰入額　37,000千円 関係会社株式評価損　305,037千円

（中間株主資本等変動計算書関係）

前中間会計期間（自　平成19年１月１日　至　平成19年６月30日）

自己株式に関する事項

株式の種類	前事業年度末	増加	減少	当中間会計期間末
普通株式（株）	54,084	1,500	－	55,584

（変動事由の概要）

増加数の内訳は、単元未満株式の買取りによる増加1,500株であります。

当中間会計期間（自　平成20年１月１日　至　平成20年６月30日）

自己株式に関する事項

株式の種類	前事業年度末	増加	減少	当中間会計期間末
普通株式（株）	55,584	－	－	55,584

前事業年度（自　平成19年１月１日　至　平成19年12月31日）

自己株式に関する事項

株式の種類	前事業年度末	増加	減少	当事業年度末
普通株式（株）	54,084	1,500	－	55,584

（変動事由の概要）

増加数の内訳は、単元未満株式の買取りによる増加1,500株であります。

（リース取引関係）

前中間会計期間 (自　平成19年１月１日 至　平成19年６月30日)	当中間会計期間 (自　平成20年１月１日 至　平成20年６月30日)	前事業年度 (自　平成19年１月１日 至　平成19年12月31日)
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 1　リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額 ―――――― 2　未経過リース料中間期末残高相当額 ―――――― 3　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　6,440千円 減価償却費相当額　6,054千円 支払利息相当額　244千円 4　減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 5　利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分については利息法によっております。	――――――	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額 ―――――― 2　未経過リース料期末残高相当額 ―――――― 3　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　6,440千円 減価償却費相当額　6,054千円 支払利息相当額　224千円 4　減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 5　利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分については利息法によっております。

（有価証券関係）

前中間会計期間（自　平成19年１月１日　至　平成19年６月30日）、当中間会計期間（自　平成20年１月１日　至　平成20年６月30日）及び前事業年度（自　平成19年１月１日　至　平成19年12月31日）における子会社株式及び関連会社株式で時価のあるものはありません。

（１株当たり情報）

項目	前中間会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間会計期間 （自　平成20年１月１日 至　平成20年６月30日）	前事業年度 （自　平成19年１月１日 至　平成19年12月31日）
１株当たり純資産額	81円22銭	84円83銭	85円31銭
１株当たり中間(当期)純利益又は純損失(△)	△5円67銭	△0円50銭	0円00銭
潜在株式調整後１株当たり中間(当期)純利益	―	―	0円00銭
	なお、潜在株式調整後１株当たり中間純利益額については、１株当たり中間純損失が計上されているため記載しておりません。	なお、潜在株式調整後１株当たり中間純利益額については、１株当たり中間純損失が計上されているため記載しておりません。	――――――

（注）　１株当たり中間(当期)純利益又は純損失(△)及び潜在株式調整後１株当たり中間(当期)純利益の算定上の基礎は以下の通りであります。

項目	前中間会計期間 （自　平成19年１月１日 至　平成19年６月30日）	当中間会計期間 （自　平成20年１月１日 至　平成20年６月30日）	前事業年度 （自　平成19年１月１日 至　平成19年12月31日）
１株当たり中間(当期)純利益又は純損失			
中間(当期)純利益又は純損失(△)	△763,640千円	△78,768千円	415千円
普通株式に係る中間(当期)純利益又は純損失(△)	△763,640千円	△78,768千円	415千円
普通株式の期中平均株式数	134,575,191株	156,779,170株	145,673,014株
潜在株式調整後１株当たり中間(当期)純利益			
中間(当期)純利益調整額	―	―	―
普通株式増加数	1,690,956株	470,269株	876,572株
（うち、新株予約権）	(1,690,956株)	(470,269株)	(876,572株)
希薄化効果を有しないため、潜在株式調整後１株当たり中間(当期)純利益の算定に含まれなかった潜在株式の概要	新株予約権２種類 ・新株予約権の数 18,400個 ・目的となる株式の数 1,840,000株	新株予約権11種類 4,160,700株 新株引受権４種類 188,400株	新株予約権12種類 9,596,700株 新株引受権5種類 196,700株

(重要な後発事象)

前中間会計期間 (自　平成19年１月１日 至　平成19年６月30日)	当中間会計期間 (自　平成20年１月１日 至　平成20年６月30日)	前事業年度 (自　平成19年１月１日 至　平成19年12月31日)
１．新株予約権の行使による増資 平成19年７月に第14回新株予約権(第三者割当)の権利行使があり、資本金および資本準備金が増加いたしました。内容は以下のとおりであります。 増加した株式の種類及び数 普通株式　4,200,000株 増加した資本金　132,300千円 増加した資本準備金　132,300千円 ２．連結子会社の資金調達に伴う債務保証 平成19年9月26日開催の当社取締役会において、当社連結子会社であるAllied Telesis Inc.(米国)がThomas Retirement L.L.C.(米国)との間で資金調達に関するコミットメントライン契約を締結したことに伴い、当社が債務保証を行う旨を決定いたしました。内容は以下のとおりであります。 (1) 保証の内容 Allied Telesis IncのThomas Retirement L.L.C.からの借入金に対する保証 (2) 極度額　10,000,000USドル (3) 保証期間 平成19年9月24日から2年間	――	――

(２)【その他】

該当事項はありません。

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1)	有価証券報告書及び その添付書類	事業年度 （第21期）	自　平成19年１月１日 至　平成19年12月31日	平成20年３月28日 関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成19年９月28日

アライドテレシスホールディングス株式会社

取　締　役　会　　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	井上　隆司	印
指定社員 業務執行社員	公認会計士	板垣　雄士	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成19年１月１日から平成19年12月31日までの連結会計年度の中間連結会計期間（平成19年１月１日から平成19年６月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、アライドテレシスホールディングス株式会社及び連結子会社の平成19年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成19年１月１日から平成19年６月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

継続企業に関する前提の注記に記載のとおり、会社は、平成15年12月期以降連続で純損失を計上しており、当中間連結会計期間においても、営業損失225,934千円、中間純損失566,425千円を計上している。この状況により、継続企業の前提に関する重大な疑義が存在している。当該状況に関する経営改善計画及び当該計画達成のために必要な資金手当について当該注記に記載されている。中間連結財務諸表は継続企業の前提を基礎として作成されており、このような重要な疑義の影響を中間連結財務諸表には反映していない。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は半期報告書提出会社が別途保管しております。

独立監査人の中間監査報告書

平成20年９月26日

アライドテレシスホールディングス株式会社

取 締 役 会 御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	井上 隆司	印
指定社員 業務執行社員	公認会計士	下条 修司	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成20年１月１日から平成20年12月31日までの連結会計年度の中間連結会計期間（平成20年１月１日から平成20年６月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、アライドテレシスホールディングス株式会社及び連結子会社の平成20年６月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成20年１月１日から平成20年６月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

（注） 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は半期報告書提出会社が別途保管しております。

独立監査人の中間監査報告書

平成19年９月28日

アライドテレシスホールディングス株式会社

取　締　役　会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	井上　隆司　　印
指定社員 業務執行社員	公認会計士	板垣　雄士　　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成19年１月１日から平成19年12月31日までの第21期事業年度の中間会計期間（平成19年１月１日から平成19年６月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、アライドテレシスホールディングス株式会社の平成19年６月30日現在の財政状態及び同日をもって終了する中間会計期間（平成19年１月１日から平成19年６月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

継続企業の前提に関する注記に記載のとおり、会社は、平成16年12月期以降連続で純損失を計上しており、当中間会計期間においても、営業損失482,271千円、中間純損失763,640千円を計上している。この状況により、継続企業の前提に関する重大な疑義が存在している。当該状況に関する経営改善計画及び当該計画達成のために必要な資金手当について当該注記に記載されている。中間財務諸表は継続企業の前提を基礎として作成されており、このような重要な疑義の影響を中間財務諸表には反映していない。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は半期報告書提出会社が別途保管しております。

独立監査人の中間監査報告書

平成20年９月26日

アライドテレシスホールディングス株式会社

取　締　役　会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	井上　隆司	印
指定社員 業務執行社員	公認会計士	下条　修司	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成20年１月１日から平成20年12月31日までの第22期事業年度の中間会計期間（平成20年１月１日から平成20年６月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、アライドテレシスホールディングス株式会社の平成20年６月30日現在の財政状態及び同日をもって終了する中間会計期間（平成20年１月１日から平成20年６月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は半期報告書提出会社が別途保管しております。

Allied Telesis Holdings, K.K.
2nd TOC Bldg., 7-21-11,
Nishi-Gotanda, Shinagawa-ku
Tokyo 141-0031, Japan
Phone: +81-3-5437-6000
Fax: +81-3-5437-6008
www.at-global.com

Allied Telesis™

EXECUTIVE INFORMATIONAL OVERVIEW

IP- and Ethernet-based Network Technologies and Solutions

Snapshot

September 11, 2008

Allied Telesis Holdings, K.K. (collectively, "Allied Telesis," "the Company," or "the Group") delivers advanced, cost-effective, end-to-end **Internet protocol (IP)**[†]/**Ethernet**-based scalable networking solutions and services that meet current and future business demands. Allied Telesis comprises 40 companies operating in 21 countries, which include eight research and development (R&D) centers, multiple production facilities, and a series of sales, marketing, and services offices that synergistically align to create a global leader in the network business. To the Company's knowledge, it is one of only a few network device vendors in the world that has operations ranging from developing, manufacturing, and marketing high-speed, high-capacity network equipment to providing expert service solutions. Moreover, as an innovator in the expanding **IP Triple Play** market, Allied Telesis can offer an integrated voice, video, and data solution spanning an entire network—from the core devices to the **customer premise equipment (CPE)**—over both conventional copper and next-generation **fiber optic** infrastructure. At present, the Group markets over 700 active products and has 32,000 customers. Since its inception in 1987, Allied Telesis has created more than 2,000 products for over one million customers, resellers, **systems integrators**, and end users. Allied Telesis believes that its network solutions offer a high level of performance, reliability, security, and manageability, as well as competitive pricing and single-vendor convenience. The Group trades under the code "6835" on the **Second Section** of the Tokyo Stock Exchange.

Recent Financial Data

Ticker (Exchange)*	6835 (Tokyo)
Recent Price (09/11/2008)	¥45.00
52-week Range	¥30.00 – ¥107.00
Shares Outstanding	156.8 million
Market Capitalization	¥7.1 billion
Average 3-month Volume	666,900
Insider Owners +5%	22.36%
Institutional Owners	9.88%
EPS (6 mos. ended 06/30/2008)	¥0.05
Employees	2,285



* Share information in Japanese yen (¥).
On 09/11/2008, ¥1 = ~US$0.01.

Key Points

- The SwitchBlade® x908, one of Allied Telesis' key products, was launched in Japan and Europe in 2007 and in the U.S. in 2008. The SwitchBlade® x908 is a high-performance, high-capacity, scalable **core switch** that the Company believes is competitive in terms of price and feature set to other switches of this type on the market. In Japan and Europe during the first half of 2008, purchase commitments for the SwitchBlade® x908 totaled approximately $9.5 million for the Company.
- Allied Telesis' integrated Multiservice Access Platforms (iMAPs) and intelligent Media **Gateways** (iMGs) can simultaneously deliver IP Triple Play services ranging from **plain old telephone service (POTS)** to **10 Gigabit Ethernet (10GbE)**, one of the fastest Ethernets available. The Company has been awarded contracts to support IP Triple Play for over 100 service providers in the U.S., Japan, and Europe—totaling over 500,000 IP Triple Play deployments and millions of committed lines and ports.
- The Group can equip small systems for residences and businesses or much larger networks for service providers and other institutions that require thousands of nodes. Its customers include IBM Corp. (IBM-NYSE), AT&T Inc. (ATT-NYSE), the U.S. Postal Service, the North Atlantic Treaty Organization (NATO), San José State University, and the French Ministry of Defense, among many others.
- The Company has been issued more than 100 patents worldwide since 1998, holds nearly 40 additional patents and patent applications through its U.S. subsidiary, and maintains several trademarks.
- The Group's multinational leadership has extensive engineering and networking experience and has shown the ability to execute needed transitions in business strategy based on industry trends.
- Allied Telesis had 2007 net sales of ¥53.8 billion (approximately $480 million at December 31, 2007). On June 30, 2008, the Group had cash and equivalents of ~¥2.3 billion (roughly $21 million).

[†]BOLD WORDS ARE REFERENCED IN THE GLOSSARY ON PAGES 59-62.

Table of Contents

Executive Overview

Allied Telesis Holdings, K.K. (collectively, "Allied Telesis," "the Company," or "the Group") is engaged in the planning, design, manufacture, and sale of network solutions. The Company seeks to develop next-generation Internet protocol (IP)- and Ethernet-based solutions that meet the emerging needs of its global customers. In 2000, Allied Telesis began preparing for the paradigm shift that was taking place in the form of next-generation **broadband** services by transitioning from merely selling network components to supplying the complete network solution—a position that the Company still maintains today.

At present, Allied Telesis functions as a one-stop solutions provider, which allows the Company to differentiate itself from competitive network device vendors. Essentially, the Company can operate in three roles: (1) as a consultant to conduct a cost-benefit analysis of a proposed networking system; (2) as an equipment supplier, designing, developing, and manufacturing specific devices for a system; or (3) as a customized one-stop solution to handle the entire process from design and installation to network operation. Over the years, Allied Telesis' ability to provide the latter has become as vital a part of its business as its commitment to industry-leading manufacturing. The Company expects this service to continue to expand, representing a major business for Allied Telesis that may provide a source of long-term, stable income.

The Allied Telesis Group

Allied Telesis encompasses 40 consolidated subsidiaries operating in 21 countries—collectively called the Allied Telesis Group. Each subsidiary is responsible for its independent operations, ranging from product sales and distribution to technology integration. Allied Telesis' international presence includes eight research and development (R&D) centers spanning Europe, Asia, New Zealand, and North America; worldwide sales, marketing, and support offices; three manufacturing facilities (two in China and one in Singapore); and global partnerships with contract manufacturers, distributors, resellers, and systems integrators.

Owning and operating internal R&D and production facilities allows Allied Telesis to enforce stringent quality control measures as well as employ an "Optimal Region Strategy," where development, production, marketing, and other operations are undertaken in the region offering the greatest cost-effectiveness. As worldwide market demands are identified, Allied Telesis selects the optimal region in which to conduct R&D and production. Once created, products are sold globally through numerous in-country and regional sales channels. The result is that the Group supplies equipment with competitive cost structures and pricing. Allied Telesis maintains both a localized and a global approach to product development and delivery. In essence, group companies benefit from a global design and manufacturing competency while offering the advantages of local, hands-on customer service.

In June 2006, the Group, formerly called Allied Telesyn, began to transition its name to Allied Telesis. Prior to this, only the Company's European segments operated under the Allied Telesis brand. This change brings all global engineering, manufacturing, sales, and marketing operations under the single Allied Telesis name. Table 16 (page 58) in the Appendix summarizes the Company's progression from its inception into the global group that it is today.

To the Company's knowledge, it is one of only a few network device vendors in the world that has operations ranging from developing, manufacturing, and marketing high-speed, high-capacity network equipment to providing expert service solutions. Primarily, Allied Telesis focuses on three areas: (1) continuing to gain market share with its network products; (2) capitalizing on global growth of IP Triple Play by expanding solutions in this area; and (3) directing resources toward R&D in order to remain flexible, responsive, and competitive in the dynamic network technology markets.

Networks

A network is the system that transmits voice, video, or data between users. Based on size, there are primarily three types of networks: (1) a **local area network (LAN)**, which is often less than a mile in range, such as an office building or campus; (2) a **wide area network (WAN)**, which connects many

LANs over large geographic distances; and (3) a **metro area network (MAN)**, which covers greater areas than LANs but smaller distances than WANs. All networks are based on a common **protocol** or language that governs the transmission of information. Allied Telesis specializes in **IP networks**—currently the global standard. The Internet is today's largest IP network. When designing such a system, the choice of what hardware to employ is critical, as equipment varies in capacity, security, quality, and speed, among other characteristics. As consumers manage more and more tasks online, from phone calls to downloading videos, the network has become a critical element, with as many as 14 billion devices expected to be connected to the Internet by 2010 (Source: Cisco Systems, Inc. [CSCO-NASDAQ]).

Ethernet, the data transfer protocol governing most LANs, connects networked and non-networked computers to a modem for Internet access. It is available in varying speeds, depending upon the connection and equipment. To date, one of the fastest Ethernets is 10 Gigabit Ethernet (10GbE). Allied Telesis estimates that Ethernet provides connectivity for over 97% of networking devices worldwide.

The global marketplace for information and communication technologies is expected to exceed $3.7 trillion in 2008 and $4 trillion by 2011, according to a study released in May 2008 by the World Information Technology and Services Alliance. The study documented that within this market, communications technologies comprised more than 57%, or $1.9 trillion, of spending in 2007.

Product Areas

Allied Telesis believes that it is at the forefront of emerging IP delivery technologies, such as **wavelength division multiplexing (WDM)**-based **optical transport**, high-speed **digital subscriber line (DSL)** and **fiber-to-the-home (FTTH)**, enhanced wireless, and 10GbE transport. The Company's complete line of devices is expansive, presently totaling over 700 active products. Since its inception over 20 years ago, Allied Telesis has created more than 2,000 products. Current devices can be grouped as follows:

- Switches (Unmanaged, WebSmart, **Power over Ethernet [PoE]**, Fast Ethernet, Gigabit Ethernet, 10GbE, and the SwitchBlade® x908);
- Integrated Multiservice Access Platforms (iMAPs);
- Intelligent Media Gateways (iMGs);
- **Network Interface Cards (NICs)**;
- **Routers**;
- Optical Components;
- Media Converters;
- Wireless; and
- Network Management and Software.

Of these categories, switches comprised approximately 67% of the Company's total revenue in 2007. In a **telecommunications** network, a switch is a device that channels incoming data from multiple input ports to the specific output port that transports the data toward its intended destination. One of Allied Telesis' newest and most powerful switches is the SwitchBlade® x908 (also known as "xCalibur"), designed to offer scalability for any size network and a long lifecycle. The SwitchBlade® x908 has the economics of a stackable, box switch but the expandability of a **chassis** switch. The Company has incorporated several features into this switch—as well as into many of its other products, such as iMAP—to ensure economical **redundant networks** that are applicable to both today's networking environment and that of the future.

For instance, one method the Company employs to "future-proof" its devices is to make them compatible with IPv6, which is expected to be the next-generation IP standard. It is thought that within the next several years (2009 to 2013), the remaining "available" IP addresses under IPv4 (the current IP standard)

will likely be exhausted (Source: the Internet Corporation for Assigned Names and Numbers [ICANN] 2007). In contrast, IPv6 drastically increases the number of available IP addresses and is now being deployed in many emerging markets.

IP Triple Play

IP Triple Play is the simultaneous integration of telephone, high-speed Internet, and television on a single broadband line. The advantage of IP Triple Play is that it requires only the broadband line, whereas conventional service necessitates telephone lines to carry voice communication, copper media or FTTH systems to transport data, and separate cable or satellite systems to receive television broadcasts. A report from the Frost & Sullivan research service detailing the Triple Play market found that convergence is a significant technological trend in the telecommunications industry, with the primary focus of next-generation networks being the combination of data, video, and voice applications on a single platform (Source: *World Triple Play and Next Generation Services Test and Monitoring Markets* 2007).

Allied Telesis first began offering IP Triple Play in 2000 and continues to increase its penetration into this market today. The Company believes that it was one of the first vendors to present an end-to-end, purpose-built Triple Play solution for Telco (local telephone carriers), and to date, it has established IP Triple Play in more than 20 countries. This segment's largest customers are located in the U.S. and Europe, with growth of these services occurring in Japan, where IP Triple Play is relatively newer.

Two primary product areas associated with Allied Telesis' IP Triple Play technology are iMAPs and iMGs. The iMAP is a carrier-grade, IP/Ethernet networking solution that supports IP Triple Play services simultaneously over copper and fiber infrastructure, which Allied Telesis believes to be the industry's only method for carriers to supply converged services via both copper and fiber lines at the same time. Because it supports both infrastructures, this product may simplify the move from traditional copper wiring to next-generation fiber optic cabling by not requiring service providers (or other users) to reinvest in the network's hardware. Allied Telesis' iMGs are located at the end user's premises (called customer premise equipment [CPE]) to facilitate the delivery of the iMAP's next-generation service offerings to the home or business. Greater details of both of these product families are provided on pages 34-38 of the Core Story.

Customer Base

As illustrated in Figure 1, Allied Telesis offers its IP solutions to a broad range of customers, including residential (home users), the public sector, enterprises, hospitality organizations, and cable and contents providers. The Company's expertise has even been requested to assist large telecommunications companies that have in-house resources with their **multicast** networks.

Figure 1
Allied Telesis Holdings, K.K.
TARGET MARKETS FOR ALLIED TELESIS' IP SOLUTIONS



Residential
Residences, Apartments, Campuses
Public Sector
Local Government, Schools, Universities
Cable and Contents
Carriers, Service Providers, Telecommunications Companies
Enterprise
Businesses, Factories
Hospitality
Hotels, Hospitals, Medical Institutions

Source: Allied Telesis Holdings, K.K.

At present, Allied Telesis' brands are supplied to 32,000 customers worldwide. Since the Company's inception in 1987, it has delivered products and IP solutions to over one million customers, resellers, systems integrators, and end users. Among its clients, the Company has been awarded contracts to support video, voice, and high-speed data transfer for over 100 service providers in the U.S., Japan, and Europe—totaling more than 500,000 IP Triple Play deployments and millions of committed lines and ports. The service provider client base is a considerable market for Allied Telesis. It includes independent operating companies (IOCs), metropolitan Ethernet providers, **regional bell operating companies (RBOCs)**, public utility districts, as well as certain hospitality organizations.

In addition, Allied Telesis manages a service and support business that assists the Company's customers with issues from network design, maintenance, and troubleshooting to classroom training and product customization. In 2007, 10% of Allied Telesis' total revenue in its Japanese region was due to services and support functions. This business encompasses the following areas: (1) vendor warranties; (2) professional services; (3) enterprise support through the sale of service contracts called Net.Cover®; and (4) service provider support through the sale of service contracts called Services.Cover.

Headquarters and Employees

Established in March 1987, Allied Telesis is headquartered in Tokyo, Japan. Allied Telesis Holdings, K.K., a holding company, handles business strategy and management for the entire group. It owns shares issued by group companies in order to control their business activities. Allied Telesis began trading on the Second Section of the Tokyo Stock Exchange under the code "6835" on July 27, 2000.

The Company believes that it has a solid sales force as well as highly skilled engineers. Altogether, it employs 2,285 individuals throughout the Group, approximately 18% of whom are directly involved in engineering (R&D).

Growth Strategy

Allied Telesis' mission is to build a global company delivering quality, cost-effective, advanced, end-to-end, IP-based networking solutions and services that meet current customer requirements, while also scaling to meet tomorrow's business application demands. Two significant focus areas for Allied Telesis are as follows: (1) consistently growing its core network products business; and (2) advancing new businesses that accelerate revenue growth. The latter primarily entails expanding IP Triple Play operations, which encompass solutions for the network service provider and the Company's new IP-GSP business (detailed on pages 38-39). Table 1 summarizes this approach.



Table 1
Allied Telesis Holdings, K.K.
EXPANDING BUSINESS FOCUS

	Existing Business (Sustain/Grow Revenue)		New Businesses (Accelerate Revenue Growth)
Business Model	Network Appliance Sales (Product Provider)	→	Solution Sales (Solution Provider)
Business	Network Appliances	→	Network Applications and Business Solutions Using IP Triple Play
Customers	Service Providers Channel Systems Integrators	→	End Users Service Providers Content Providers Systems Consulting Firms

Source: Allied Telesis Holdings, K.K.

The cornerstone of the Group's business continues to be equipment manufacturing of network products, whereby the Company quickly assesses customers' needs, develops and markets technologically advanced products, expands sales of its core products through innovative campaigns, and ultimately aims to increase its market share. In this area, the Company's broadly based business strategy includes enhancing support services and providing professional services to build an optimal information technology (IT) foundation in order to establish a stable base for profitability. Allied Telesis also seeks to strengthen its in-country sales capabilities with a focus on Gigabit network products.

IP Triple Play

For the IP Triple Play segment, Allied Telesis anticipates that it can meet demand for newer services, such as **IP television (IPTV)**, by establishing partnerships with integrators as well as expanding through enhanced marketing capacity and product strengths. Additionally, the IP-GSP business is intended to function as a gateway toward a future global entity that may lead to a stable source of earnings. To develop the IP Triple Play market, Allied Telesis has already begun delivering Triple Play-related solutions to small- and mid-sized IOCs, hotels, and campuses. During 2008, the Company intends to further target large IOCs, utility companies, and local governments, with the goal of supplying large-scale IP Triple Play systems to carriers by 2010.

Sales Strategy

Allied Telesis' sales strategy entails the following: (1) continuing to announce channel distribution partners to focus on the mid-range products that are not always integrated into full-scale projects; (2) leveraging systems integrators to improve sales by adding and educating integrators about the Company's technical product features; and (3) expanding the number of vertical market sales specialists for direct sales in order to access more end users. Whereas previously Allied Telesis built its sales primarily through distributors, today the Company is project-oriented—approaching the end user with network solutions and then executing delivery in conjunction with other systems integrators.

Corporate Strategy

Prior to 2006, Allied Telesis directed funding toward innovation, product development, R&D, and accessing the service provider segment. During 2007 and 2008, the Group has been and is still centered on advancing internal operational processes, such as resolving manufacturing issues and building stronger communication with the sales organizations. As a result of these efforts, Allied Telesis has experienced improvement in its profitability indicators. Key accomplishments have included reducing overall debt, worldwide operating expenses, and global inventory, while increasing operating profit and continuously striving to obtain profitable revenue. From this platform, the Company seeks to again expand its markets, but in a more efficient manner than in the past. To this extent, beginning in 2009, the Company intends to enhance its customer focus. Figure 2 illustrates the shift in corporate strategy.

Figure 2
Allied Telesis Holdings, K.K.
A SHIFT IN CORPORATE STRATEGY TO DRIVE RESULTS


Pre-2006
Innovation
2007 - 2008
Operational Excellence
Customer Focus
2009 -

Source: Allied Telesis Holdings, K.K.

Intellectual Property

Allied Telesis maintains an extensive intellectual property portfolio, with more than 100 patents issued worldwide since 1998. In addition, the Company's U.S. subsidiary, Allied Telesis, Inc., held nearly 40 patents and patent applications in various jurisdictions around the world as of November 2007. These portfolios include both design and utility patents. Design patents protect the look, configuration, and shape of the Company's products. However, these patents, which last for 14 years in the U.S. from the patent's issue date, cover only the product's appearance and not its structural or utilitarian features. To protect the manner in which the products function and are operated, Allied Telesis also holds utility patents, which last for 20 years in the U.S. from the patent application's filing date.

Additionally, Allied Telesis, ATI and its logo, Allied Telesyn, CentreCom, TurboStack, Rapier, Net.Cover, iMAP, and SwitchBlade are trademarks of Allied Telesis, Inc., a U.S. subsidiary.

Table 2 summarizes a selection of the Company's issued patents at the global level. For a complete listing of Allied Telesis' intellectual property, please consult the Company, the U.S. Patent and Trademark Office (www.uspto.gov), or the World Intellectual Property Organization (www.wipo.int). Many of the patents included in Table 2 are registered in multiple countries beyond those specifically listed.

Table 2
Allied Telesis Holdings, K.K.
INTELLECTUAL PROPERTY SNAPSHOT

Patent No.	Country	Kind	Title	Date of Patent
U3046904	JP	Utility	LAN line concentrator	Jan. 07, 1998
US5990577	US	Pat	Hub for LAN with backup power supply system	Nov. 23, 1999
1118453	JP	Design	Router	Jun. 29, 2001
D2002/926/J	SG	Design	Media converter	Mar. 28, 2002
D2002/1104/D	SG	Design	An optical wireless communication device	Apr. 02, 2002
ZL02339205.3	CN	Design	Desk mount	Aug. 30, 2002
1161071	JP	Design	Modem	Oct. 25, 2002
USP6475022	US	Pat	Housing structure of a communication apparatus	Nov. 05, 2002
0324332	KR	Design	Switching hub	May 09, 2003
170542	TW	Pat	Media converter and failure detection technique	May 22, 2003
JP3474548	JP	Pat	Multiple dwelling building	Sep. 19, 2003
US6621297	US	Pat	Semiconductor device malfunction preventive circuit	Sep. 23, 2003
USD479838	US	Design	Rack mount	Sep. 23, 2003
US6642843	US	Pat	Management system	Nov. 04, 2003
183784	TW	Pat	Accommodation apparatus for communication devices	Dec. 16, 2003
JP3528085	JP	Pat	Structure for communication equipment	Mar. 05, 2004
190542	TW	Pat	Media converter and transmission system using the same	Mar. 11, 2004
US D489059	US	Design	Network concentrator	Apr. 27, 2004
US D499398	US	Design	Optical communication apparatus	Dec. 07, 2004
JPD 1229575	JP	Design	Image processing apparatus	Dec. 17, 2004
US 6910118	US	Pat	Table management technique	May 21, 2005
JP3683053	JP	Pat	Power circuit	Jun. 03, 2005
US 6961771	US	Pat	Multi-unit building with secure entry system	Nov. 01, 2005
JPU31117782	JP	Utility	Apparatus with a DC plug	Dec. 07, 2005
JPU3118940	JP	Utility	Multi-function telephone	Jan. 18, 2006
JP3784269	JP	Pat	Network management device, network management program, network management method, and computer network system	Mar. 24, 2006

Sources: Allied Telesis Holdings, K.K. and Crystal Research Associates, LLC.

Company Leadership

Management

Since 1987, Allied Telesis' multinational management teams have demonstrated abilities to identify spending shifts and execute the needed transitions in business strategy. Management believes that the Group has the engineering expertise, foresight, and innovation to create value through cost-effective, state-of-the-art products. Table 3 summarizes Allied Telesis' key global leadership, followed by brief biographies of these individuals.

Table 3
Allied Telesis Holdings, K.K.
MANAGEMENT

Takayoshi Oshima	Chief Executive Officer and Chairman
Eu-Jin Lim	Chief Operating Officer
Mick Burke	Chief Information Officer
Fred Huey	Chief Financial Officer
Eric Floyd, MBA	Senior Vice President of Global Service Provider Sales and Marketing
Sultan Cochinwala, MBA	Senior Vice President of Logistics

Source: Allied Telesis Holdings, K.K.

Takayoshi Oshima, Chief Executive Officer (CEO) and Chairman

Mr. Oshima is currently chairman and CEO of Allied Telesis Holdings, K.K. and CEO of the Allied Telesis Group. Mr. Oshima founded Allied Telesis in March 1987 and has served as chairman, CEO, and representative director since its inception. Over the past 30 years, he has also held technical, marketing, and managerial positions with companies spearheading the growth of the high-technology industry, including ITT Corp. (ITT-NYSE), Fairchild Camera and Instrument Corp., Advanced Micro Devices, Inc. (AMD-NYSE), and Ungermann-Bass. Mr. Oshima holds a B.S.E.E. from the University of Florida.

Eu-Jin Lim, Chief Operating Officer (COO)

Mr. Lim joined Allied Telesis in 1992. He was promoted from senior vice president and general manager of engineering in April 2006. Mr. Lim divides his time managing the Company's engineering team in the U.S. and its global manufacturing facilities in Singapore and China. Prior to joining Allied Telesis, he held technical positions in Conner Peripherals Pte Ltd., a subsidiary of Conner Peripherals, Inc. Mr. Lim holds a B.S.E.E. from the University of Western Australia.

Mick Burke, Chief Information Officer (CIO)

Mr. Burke joined Allied Telesis in February 2002. He currently manages the Company's global IT, Triple Play business operations, and human resources for North America. Prior to Allied Telesis, Mr. Burke held various IT management positions at LSI Corp. (LSI-NYSE) over a six-year period. He has a B.A. from Stanford University.

Fred Huey, Chief Financial Officer (CFO)

Mr. Huey joined Allied Telesis, Inc. in January 2007. He has over 18 years of experience working with technology and entertainment companies in Silicon Valley. He currently manages Allied Telesis' finance and accounting functions for North America and the Europe, Middle East, and Africa (EMEA) region. Prior to Allied Telesis, Mr. Huey held various financial and management positions within the Sega Group (Sega of America, Inc.), CSK International Headquarters, Inc., and Sega.com over a 16-year period. Mr. Huey was critical in the development of Sega Mobile, a division of Sega.com dedicated to bringing wireless gaming to the forefront of the video game industry as well as cellular phone and personal digital assistant

(PDA) users in North America. He has extensive experience with U.S. restructuring, financial reporting, strategic and financial planning, and overseeing mergers and acquisitions. He has a B.S. in accounting from San Francisco State University.

Eric Floyd, MBA, Senior Vice President of Global Service Provider Sales and Marketing

Mr. Floyd joined Allied Telesis, Inc. in 2007. He has responsibility for sales teams in the U.S., Latin America, Europe, and Asia. Prior to joining Allied Telesis, Mr. Floyd spent seven years with Cisco Systems in sales management roles covering the service provider and manufacturing market segments in Seoul, Korea; Hong Kong; and Detroit, Michigan. He originally moved to Asia with Samsung Electronics Co., Ltd., where he worked for three years in the chairman's office driving strategic change initiatives for the Latin American and Eastern European sales operations of the Telecommunications Systems Division. He started working in the telecommunications industry in 1991 in Washington, D.C., in a consulting role supporting regional bell operating companies (RBOCs) in deregulation efforts with the Federal Communications Commission (FCC). Mr. Floyd received a B.A. in economics from the University of Virginia and an MBA from the Haas School of Business at the University of California, Berkeley.

Sultan Cochinwala, MBA, Senior Vice President of Logistics

Mr. Cochinwala joined Allied Telesis, Inc. in April 1997. Prior to joining the Group, he held management positions at Maxtor Corp. (now part of Seagate Technology [STX-NYSE]). Over the past 25 years, Mr. Cochinwala has also worked in various capacities in the areas of manufacturing, quality assurance, new product introductions, business operations, customer services and repairs, materials management, and logistics. He has an MBA from Santa Clara University and a B.S.E.E. from Oklahoma State University.

Board of Directors

Allied Telesis' Board of Directors oversees the conduct of and supervises the Company's management. Table 4 provides a summary of Board members, followed by brief biographies.

Table 4
Allied Telesis Holdings, K.K.
BOARD OF DIRECTORS

Takayoshi Oshima	Chief Executive Officer and Chairman
Atsushi Kotani	Vice Chairman and Representative Director
Tomoyuki Sugihara	Representative Director
Tadashi Wakana, Ph.D.	Representative Director
Iwao Ishikawa	Director

Source: Allied Telesis Holdings, K.K.

Takayoshi Oshima, Chief Executive Officer (CEO) and Chairman

Biography on page 10.

Atsushi Kotani, Vice Chairman and Representative Director

Mr. Kotani is currently vice chairman and representative director of Allied Telesis Holdings, K.K. He joined Allied Telesis in 1993 as a director. Prior to Allied Telesis, he held senior management positions at Nippon Life Insurance Company over a 30-year period. During his tenure at Nippon Life Insurance, Mr. Kotani was on loan to several government agencies and organizations, including the Planning Bureau, Economic Planning Agency, the Research Institute of Culture and Life Insurance, and the Tokyo Corporate Insurance Administration Department. Mr. Kotani is a member of the Society of International Economics, the Japan Association of Civil Law, and the Anglo-American Law Society. He holds a degree in economics from Kyoto University.

Tomoyuki Sugihara, Representative Director

Mr. Sugihara is currently president and representative director of Allied Telesis R&D Center K.K. He joined Allied Telesis in 1991 as manager of the software department. During the past 17 years, Mr. Sugihara has held management positions in both software and technology divisions of Allied Telesis. Prior to Allied Telesis, he held development positions in NEC Tele-Com System, Inc. Mr. Sugihara received a degree in electrical engineering from Kyoto Sangyo University in 1985.

Tadashi Wakana, Ph.D., Representative Director

Dr. Wakana is vice president and representative director of Allied Telesis. He joined the Company in 2005 as a director. Previously, he was professor at the School of Business Administration at Saitama Gakuen University. Prior to Saitama Gakuen University, he held senior management positions at Nippon Telegraph & Telephone Corp. (NTT-NYSE) over a 20-year period. Mr. Wakana received a Ph.D. in 1969 from Tohoku University and an undergraduate degree in 1964.

Iwao Ishikawa, Director

Mr. Ishikawa joined Allied Telesis as a director in March 2008. Prior to Allied Telesis, he held senior positions including representative partner with Tohmatsu Awoki & Sanwa (now Deloitte Touche Tohmatsu). Mr. Ishikawa spent more than 30 years as an auditor. He currently holds corporate audit positions with Nikko Antfactory K.K. and Sekichu Co., Ltd. (9976-JSD). Mr. Ishikawa received an undergraduate degree in 1961 from Saitama Gakuen University.

Core Story

Allied Telesis Holdings, K.K. (collectively, "Allied Telesis," "the Company," or "the Group") comprises 40 companies operating in 21 countries. Each subsidiary is focused on a specific field of business related to Internet protocol (IP) and Ethernet systems and services—synergistically aligned to create a worldwide leader in the network business. To the Company's knowledge, it is one of only a few network device vendors in the world that has operations ranging from developing, manufacturing, and marketing high-speed, high-capacity network equipment to providing expert service solutions. Primarily, Allied Telesis focuses on three areas: (1) continuing to gain market share with its network products; (2) capitalizing on global growth of IP Triple Play by expanding its solutions in this area; and (3) directing resources toward R&D in order to remain flexible, responsive, and competitive in the dynamic network technology markets.

The Allied Telesis Group Structure

Allied Telesis is structured as an assembly of companies, where each has its own specific field of focus. Each subsidiary is responsible for its independent operations, ranging from logistics and finances to product marketing, sales, and distribution, support and services, and technology integration. Each region also manages its specific legal, financial, and commercial constraints, as these areas often differ around the world. Thus, while the entire Allied Telesis organization reflects the aims of its corporate headquarters, the exact parameters are not the same in every country in which it does business. In this manner, Allied Telesis is not burdened by a bulky corporate structure, which the Company believes would not be suitable for an entity seeking to be at the forefront of the fast-evolving network field. In contrast, Allied Telesis has refined its business with the intent of enabling speed, creativity, flexibility, and synergy. Table 5 depicts how the business operates—based on both geographic region and global function.

Table 5
Allied Telesis Holdings, K.K.
FUNCTIONAL STRUCTURE OF THE GROUP'S OPERATIONS


The Allied Telesis Group
Asia and Pacific
Latin America
Europe
Japan
North America
Engineering
Manufacturing
Finance
R&D

Sources: Allied Telesis Holdings, K.K. and Crystal Research Associates, LLC.

Allied Telesis creates a synergistic network of businesses by leveraging the specific capabilities of each of its subsidiaries—internally sourcing products, services, and technologies—for the betterment of the group as a whole. Allied Telesis' worldwide operations enable the Company to accomplish the following:

- define a global product marketing strategy;
- design and develop product solutions that fit the customers' needs;
- manufacture those products in the most cost-competitive environment; and then
- market the products through global sales offices.

Figure 3
Allied Telesis Holdings, K.K.
2007 REVENUE BY GEOGRAPHIC REGION


U.S. and
Latin America
17.1%
Asia and
Pacific
6.9%
Japan
49.8%
Europe
26.2%

Source: Allied Telesis Holdings, K.K.

For instance, the Group's R&D/engineering companies (detailed on pages 17-19) collaborate and share expertise with each other as well as receive market trend information from Allied Telesis' marketing divisions. Final product designs are sent to the group's production units for manufacturing. Details of Allied Telesis' manufacturing are provided on pages 19-20.

Figure 3 depicts each region's revenue contributions to the Allied Telesis Group in 2007. The Company believes that it maintains a healthy balance of revenue from various parts of the world, which provides a diversification in times of economic turmoil that many of its direct competitors are not thought to possess. As emerging markets continue to experience growth, the Group expects to further expand its U.S./Latin America and Asia/Pacific regions.

Due to its international presence—development centers spanning Europe, Asia, New Zealand, and North America, as well as 33 worldwide sales offices—Allied Telesis can maintain both a globalized and yet localized approach to product development and delivery. In essence, group companies benefit from a global design and manufacturing competency while offering the advantages of local, hands-on customer service. Table 6 illustrates Allied Telesis' structure, highlighting some of the Company's more critical businesses. Table 7 (page 16) provides a comprehensive listing of each subsidiary, its major function, and its region and country of operation.

Table 6
Allied Telesis Holdings, K.K.
ALLIED TELESIS GROUP STRUCTURE


Shareholders
Allied Telesis Holdings, K.K. (ATHD in Japan)
Allied Telesis, Inc. (U.S.)
Allied Telesis R&D Center K.K. (ATRD in Japan)
Allied Telesis K.K. (ATKK in Japan)*
Allied Telesis Capital Corp. (U.S.)
Allied Telesis International (Asia) Pte. Ltd. (Singapore)
corega Group Companies*
Allied Telesis International SA (Switzerland)
Allied Telesis Research Ltd. (New Zealand)
APAC Companies Factories
Allied Telesis Networks K.K. (Japan)
Europe Companies
Allied Telesis Inc. (U.S.)
Allied Telesis Networks, Inc. (U.S.)
Allied Telesis Philippines, Inc.
*Allied Telesis K.K. and corega K.K. are expected to merge into one unit, called Allied Telesis K.K., as of January 1, 2009.
Allied Telesis Multimedia S.r.l. (Italy)

Sources: Allied Telesis Holdings, K.K. and Crystal Research Associates, LLC.

On May 30, 2008, the Company's Board of Directors announced its decision to proceed with a merger of two of its Japanese sales organizations: Allied Telesis K.K. and corega K.K. At present, Allied Telesis K.K. targets medium-sized and larger enterprise networks, while corega K.K. supplies general home network products. In order to better address Japan's growing small- and medium-sized business sector, Allied Telesis seeks to merge these two subsidiaries, thus capitalizing on each company's brand strengths to create a unique department within the merged entity, called the corega Office Network Solution. Suitable for mid-sized offices, corega Office Network Solution is expected to combine the product functions, quality, and support capabilities that Allied Telesis K.K. fine-tuned for larger enterprises with the usability and cost performance that corega has established for the consumer market. Additionally, Allied Telesis intends to create a domestic sales network (for Japan), called corega e-Partners, within the merged entity to handle sales, network construction, and equipment installation. The merger is anticipated to become effective as of January 1, 2009, with Allied Telesis K.K. as the surviving corporation and corega (operating under the Allied Telesis K.K. umbrella) continuing to boost its market share in the retail sector.

Table 7
Allied Telesis Holdings, K.K.
GLOBAL COMPANIES WITHIN ALLIED TELESIS

Company Name	Major Activity	Region	Country
Allied Telesis Holdings K.K.	Holding Company	Asia	
Sales and Service			
Allied Telesis, Inc.	Sales / R&D / Service	America	
Allied Telesis Canada Inc.	Sales	Canada	
Allied Telesis International S.A.	Holding Company / Sales	Europe	
Allied Telesyn Europe Sagl	Sales	Europe	
Allied Telesyn International GmbH	Sales	Europe	
Allied Telesyn Vertriebsgesellschaft mbH	Sales	Europe	
Allied Telesyn International S.r.l.	Sales	Europe	
Allied Telesis International Services S.r.l.	Service	Europe	
Allied Telesyn International Ltd.	Sales	Europe	
Allied Telesis International Services Ltd.	Service	Europe	
Allied Telesyn International S.A.	Sales	Europe	
Allied Telesis International S.L.U.	Sales	Europe	
Allied Telesis K.K.	Sales	Asia	
Allied Telesis Networks K.K.	Service (Sales)	Asia	
Allied Telesyn South Asia Pte. Ltd.	Sales	Asia	
Allied Telesyn Korea Co., Ltd.	Sales	Asia	
Allied Telesyn (China) Ltd.	Sales	Asia	
Allied Telesyn (Hong Kong) Ltd.	Sales	Asia	
Allied Widuri SDN. BHD.	Sales	Asia	
Allied Telesyn International (Australia) Pte. Ltd.	Sales	Oceania	
Allied Telesyn New Zealand Ltd.	Sales	Oceania	
Research and Development (R&D)			
Allied Telesis Labs, Inc.	R&D	America	
Allied Telesis Labs S.r.l.	R&D	Europe	
Allied Telesis R&D Center K.K.	R&D	Asia	
Allied Telesis (ShenZhen) Ltd.	R&D	Asia	
Allied Telesis Labs (Philippines) Inc.	R&D / Sales	Asia	
Allied Telesis Labs Ltd.	R&D / Sales	Oceania	
Production			
Allied Telesyn International (Asia) Pte. Ltd.	Production / R&D	Asia	
Allied Telesyn International (Suzhou) Co., Ltd.	Production	Asia	
Allied Telesis (Dongguan) Ltd.	Production	Asia	
Logistics			
Allied Telesyn International B.V.	Logistics	Europe	
Allied Telesis (Hong Kong) Ltd.	Logistics	Asia	
Capital			
Allied Telesis Capital Corp.	Service	America	
Other			
Allied Telesyn Asia Pacific Ltd.	Holding Company	Asia	
corega Group			
corega Holdings K.K.	Holding Company	Asia	
corega K.K.	Sales	Asia	
corega Taiwan Inc.	Sales	Asia	

Source: Allied Telesis Holdings, K.K.

Optimal Region Strategy

The Company employs an Optimal Region Strategy, where development, production, marketing, and other operations are undertaken in the region offering the greatest cost-effectiveness. The result is that Allied Telesis can supply network equipment with competitive cost structures and pricing. This system has helped the Company earn customer trust and market share in Japan and other worldwide markets.

For example, this strategy can be applied to the Company's R&D businesses. As worldwide market demands and users' needs are identified, Allied Telesis selects the optimal region in which to begin R&D. The Company considers the specific characteristics of each business that might make it the most appropriate venue to meet the market's needs. Following product design, the Group selects certain production facilities in order to take advantage of local cost competitiveness. Once created, the products can then be sold globally through Allied Telesis' numerous in-country and regional sales channels.

Research and Development (R&D) Business

Allied Telesis' umbrella of companies includes eight R&D organizations that are dedicated to meeting ever-changing market demands for improved products and services. These organizations take direction from the Company's Marketing Division, which analyzes market trends and users' needs in order to conceptualize new products. Based on the information received from the Marketing Division, the R&D businesses work to develop new technologies, implement cost-reduction measures, and pursue greater interoperability of new products with existing products either from Allied Telesis or other vendors. In addition, the Company places considerable emphasis on product reliability, as measured by the **Five 9s** standard, where a system should be operational 99.999% of the time. As such, Allied Telesis believes that its products have high customer satisfaction.

Figure 4 depicts Allied Telesis' product development process, from R&D through sales and marketing. This process embodies a core strength of the Group: its information gathering and technical development capabilities. The Company believes that as global competition for network-related product development intensifies, its R&D business will likely become more central to the Group's growth. To this extent, Allied Telesis continues to invest in R&D and execute its activities with the future in mind. The Company believes that it may have one of the largest R&D budgets and one of the most efficient R&D teams in the industry. Roughly 18% of personnel are directly involved with engineering (R&D). Furthermore, Allied Telesis does not expect to deliver every single product from only its engineering centers. The Company also finds appropriate partners that can offer a head start for time-critical opportunities. This assistance is largely sourced from Asia, where there is a plethora of small companies with new technologies that may fit with one of Allied Telesis' solutions.

Figure 4
Allied Telesis Holdings, K.K.
R&D ORGANIZATION


R&D
Product Design
Market Requirements
Production
Marketing
Products
Sales
Market Information

Source: Allied Telesis Holdings, K.K.

R&D History

In 1969, the U.S. Department of Defense's Advanced Projects Research Agency (ARPA) developed a computer network for data communications between scientific and military agencies. Called ARPANET, this network was the prototype for the modern-day Internet. As the Internet emerged, so did Ethernet, a family of technologies first designed in the 1970s for linking computers into a local area network (LAN). The top portion of Figure 5 highlights the evolution of the Internet and Ethernet, which progressed from Ethernet (10M) at 10 **Megabits per second (Mbps)** to Fast Ethernet (100M) at 100 Mbps, Gigabit Ethernet (1G) at 1000 Mbps, and 10 Gigabit Ethernet (10GbE) at 10 Gbps—currently one of the fastest available Ethernets. The bottom portion of Figure 5 marks the inceptions of Allied Telesis' R&D centers, which capitalized on expansion of network technologies in this dynamic field.

Figure 5
Allied Telesis Holdings, K.K.
THE HISTORY OF NETWORK TECHNOLOGY AND THE COMPANY'S R&D GROUPS


1980
1985
1990
1995
2000
2005
Variations of the Data Rate
10M
The emergence of the Internet the original Ethernet
100M
Start of commercial Internet service (PSInet)
1G
Popularization of the Internet
10G
Broadbandization
1987 Allied Telesis K.K. is established
1987 Allied Telesyn Inc. is established
1991 Allied Telesyn Intl.(Asia) Pte.,Ltd. is established in Singapore
1996 Technical Center is set up in Tokyo
1999 Allied Telesyn Research Ltd. is established
2001 Allied Telesyn Networks Inc. is established
2001 Allied Telesyn Philippines Inc. is established

Source: Allied Telesis Holdings, K.K.

Allied Telesis' Current R&D Locations

Each of Allied Telesis' R&D centers specialize in certain products, technologies, components, or market segments. For instance, the locations in Raleigh, North Carolina, and Milan, Italy, focus on meeting the needs of service providers with high-operability, carrier-grade products, while R&D in New Zealand and the rest of the U.S. (Bothell, Washington, and San José, California) primarily supports enterprise customers through enterprise switches, routers, media converters, and network interface cards (NICs). In contrast, Japan is largely a "localization" organization that customizes the products created at the other development centers for the Japanese market. The bulleted list at the top of page 19 briefly overviews the Group's R&D centers by region. Greater details of the products noted in the following summaries are located on pages 26-43.

- *U.S.* Allied Telesis has three R&D centers in the U.S.— San José, California; Raleigh, North Carolina; and Bothell, Washington. As both R&D and sales/service organizations, the Company's U.S. operations have become a leader in the deployment of IP Triple Play networks, and have developed an extensive line of optical transport products. While one U.S. R&D center refines **Layer 2**/Layer 2+ switches, another specializes in the Company's integrated Multiservice Access Platform (iMAP) family of products. The San José location is moving toward becoming chiefly a hardware center, as it is situated near the many **merchant silicon** vendors in Silicon Valley. These entities supply the Company with the merchant silicon used to manufacture most of its hardware. Alternatively, Raleigh performs software development and system test engineering.

- *Europe.* The R&D location in Milan, Italy, produces intelligent Media Gateway (iMG) products for IP Triple Play services installed at the customers' premises. IMG devices are the central customer premise equipment (CPE) product essential for **Voice over IP (VoIP)** and video services.

- *Asia.* Allied Telesis R&D Center K.K. in Tokyo, Japan, designs Layer 2 switches, optical products, and **wireless LAN (WLAN)** products. The Company maintains that this equipment, designed to meet the quality requirements demanded by Japanese users, is also accepted worldwide. In addition, the Company has support centers in the Philippines and Singapore that facilitate the development of network management and software offering enhanced usability. The Philippine location also performs an extensive amount of work to assist the R&D centers in Raleigh and Milan. Asia is Allied Telesis' price leader, spearheading the Company's cost reduction measures for many of its products.

- *Oceania.* Allied Telesis Labs Ltd. in Christchurch, New Zealand, creates **Layer 3** switches and routers—product categories that contribute significantly to the Company's total revenue.

Manufacturing and Distribution

Allied Telesis operates two internal manufacturing facilities, one in China and one in Singapore, that span more than 300,000 square feet. The Company also maintains distribution warehouses in California, the Netherlands, Japan, and Southeast Asia. The Company's products are sourced from a combination of internal manufacturing, contract manufacturers, and customized units from third-party Original Equipment Manufacturers (OEMs). The factory in southern China is intended for lower-complexity products manufactured in medium to high volumes. Conversely, the Singapore facility caters to next-generation, high-complexity devices (e.g., modular, chassis-based products) and just-in-time manufacturing.

Part of Allied Telesis' objective for its contract manufacturers is for them to manage much of the subassembly required by the Singapore plant. In particular, the Company employs Celestica Electronics (S) Pte Ltd (part of Celestica Inc. [CLS-NYSE]) in Singapore and PT SAT Nusapersada Tbk. (PTSN-JAK) in Indonesia to support many of the capital-intensive components that are needed for final assembly and testing at the Group's facilities.

- *Celestica Inc.* Celestica, which operates a global manufacturing network of over 30 locations and 43,000 employees, became one of Allied Telesis' partners in 2008. Formerly a wholly owned subsidiary of International Business Machines Corp. (IBM), Celestica had 2007 revenue of more than $8 billion. Celestica's 120,000-square foot Woodlands, Singapore, facility specializes in electronics manufacturing and after market services, such as new product introduction, high-complexity board assembly, box build, build-to-order, configure-to-order, and fulfillment services. The site also has General Services Administration (GSA) status, which allows it to sell to the U.S. government.

- *PT Sat Nusapersada Tbk. (PTSN).* PTSN has been supporting Allied Telesis since 1999. Its Indonesian facility is approximately 480,000 square feet and employs roughly 6,000 individuals. PTSN is estimated to have an annual turnover of $300 million. This subcontractor is certified as compliant with both ISO 9001 and ISO 14001 (detailed on pages 20-21) as well as SMK3, an Indonesian government certification for safety and health management. PTSN's principal activities include manufacturing electronic components, assembling mechanical parts, and supplying printed circuit boards. Its main products are network equipment, consumer and automotive electronics, handheld parts, multimedia peripheral, telecommunications products, and power supplies.

Owning and operating internal production facilities allows Allied Telesis to enforce stringent quality control measures while keeping costs and prices low. It also enables the Company to produce an array of diversified end-to-end network products in any desired quantities—from dozens of a particular unit to thousands in a month. Allied Telesis believes that this strategy has contributed to a flexible supply chain that can manage dynamic lead times while maintaining a high level of quality. The Company estimates that its average time between failure at its manufacturing plants is as high as 4.5 million hours. Allied Telesis further believes that it has sufficient manufacturing capacity to double production output from current levels.

The Group also has an engineering organization that continuously strives to lower production costs and improve product quality. This organization is located near the supply chain business in Singapore. The supply chain tower based in Singapore centralizes product planning, manages corporate quality, performs global commodity management, unifies warehousing and logistics for the corporate level (versus the local distribution level), and executes some localized engineering. The Company exerts considerable effort maximizing profit margins through reengineering to keep up with current silicon and technology requirements.

Moreover, Allied Telesis has been working toward streamlining order flows within the Company. One of the changes enacted to this end was the establishment of a global operations group that consolidates purchasing from the regional levels and maximizes the Company's purchasing power, managing pricing and demand changes across the Group's various business units. The global operations group also feeds product orders from the regional levels to the appropriate manufacturing factories. Over the next 12 to 18 months, Allied Telesis expects to begin to experience the benefit of this new organization.

The Group has also altered its inventory management. In the past, Allied Telesis operated where each geographic region essentially had inventory in its own warehouses, leading to duplication between Europe, the U.S., and other locales. However, over the past several months, the Company has designed a plan to determine which products need to remain in the region and which products can be consolidated closer to the factory. The inventory at the factory is now shipped based on customer backlog rather than on forecast. Following this change of strategy, the Group expects that its business can be more efficient, with the intent of converting more inventory into cash over the next 12 to 18 months.

Commitment to Quality Standards

Allied Telesis works with its suppliers to enforce product manufacturing in compliance with the EU's Restriction of the Use of Certain Hazardous Substances (ROHS) in Electrical and Electronic Equipment, which the Company believes improves its global reputation, social credit, and overseas sales. The ROHS directive prohibits the import of equipment containing certain hazardous substances. In addition, the Company strives to adhere to standards from the International Organization for Standardization (ISO).

ISO Certifications

The ISO develops, coordinates, and publishes national standards from more than 100 countries as a comprehensive guide to promote the international exchange of goods and services and to develop cooperation within intellectual, scientific, technological, and economic fields. Businesses that adopt these voluntary international standards can develop and market products and services meeting specifications that have wide international acceptance.

To fulfill its objective of being a network leader, Allied Telesis continually invests in the latest available network technologies, testing them in its development centers. The Company also pursues quality certifications of its group businesses. Its manufacturing plants in both Singapore and China are certified as ISO 9000 and ISO 14000 compliant.

The ISO 9000 set of standards pertains to quality management and quality assurance. ISO 9000 certification demonstrates that an entity has a standard language for documenting quality processes, a system to manage evidence that these practices are instituted throughout an organization, and third-party auditing to review, certify, and maintain certification of organizations. Separately, ISO 14000 provides a framework to regulate a business's environmental impact. ISO 14001 is more specific, detailing methods to identify and reduce those operations, processes, and products that negatively impact the environment.

ISO 14001—Environmental Management System

Allied Telesis supports environmental preservation and sustainable social progress throughout its organization. To this extent, the Company is committed to proactively performing the following environmental management activities:

- Continually striving to prevent pollution and improve upon its Environmental Management System, which could include establishing environmental targets and executing management reviews;
- Offering products that have a low environmental load, such as energy- or resource-saving devices that do not incorporate hazardous chemical substances;
- Promoting the three R's: reduction, reuse, and recycling of waste materials; and
- Complying with environmental and industry-specific regulations as well as self-regulation.

In addition to its manufacturing facilities, five of the Company's Japanese businesses have also acquired an ISO 14001 certification: (1) Allied Telesis Holdings, K.K.; (2) Allied Telesis K.K. and its associated Fujisawa Office and Customer Center; (3) Allied Telesis R&D Center K.K.; (4) Allied Telesis Networks K.K.; and (5) Root, Inc. (a wireless network development company that became a subsidiary in 2005). These subsidiaries were registered as ISO 14001:2004 compliant in March 2008, after undergoing a review in February 2008.

ISO/IEC 27001:2005—Information Security

Allied Telesis and its affiliated companies in Japan (listed above) also acquired the international Information Security Management System standard, ISO/IEC 27001:2005, in February 2008. Meeting this standard indicated that Allied Telesis improved its information security by introducing company-wide information security management systems. Both the Company's Service and Support business at the Fujisawa Office and Customer Center and its telemarketing business had already received ISO/IEC 27001 in 2005.

Network Overview

A network is any system that transmits voice, video, or data between users. Networks are generally categorized based on size, hardware, and protocol. A local area network (LAN) is confined to a smaller area often less than a mile in range, such as an office building or campus. Multiple computers, printers, telephones, and other devices can be linked within a LAN, as illustrated in Figure 6. In contrast, a wide area network (WAN) connects many smaller LANs over large geographic distances using satellite uplinks, private lines (e.g., a **T1 connection**), public networks (e.g., the telephone system or the Internet), or even transoceanic undersea cabling. Unlike with a LAN, WAN users do not typically own the communication lines connecting their remote computer systems. Rather, they subscribe to a service through a telecommunications provider. Once an organization has installed a WAN, employees at its headquarters and its remote locations can freely exchange information as if they were connected to only one network. A third, rapidly expanding segment are metro area networks (MANs). These connect larger distances than LANs, but smaller areas than WANs.

Figure 6
SAMPLE NETWORK CONNECTIONS

Standard Connection Without a Network

Home Computer

Internet Service Provider

A Local Area Network (LAN)

Workstations

Server

Fax Machines

Hub

Cable or DSL Modem

Internet Service Provider

Printers

A Wide Area Network (WAN)


Additional Ethernet Hub
Access Router
Power Supply
WAN Port
Internet
Wall Jack
LAN
LAN
LAN
Hub

Sources: Crystal Research Associates, LLC, Red Line Software, and 3Com Corporation.

Network Devices

A network has many components, including the network operating system (which is stored on the **server**), cables to connect equipment, and all the supporting hardware in between, such as hubs, routers, and switches, as well as antennas and towers (needed for wireless systems). When designing a network, the choice of what hardware to employ is critical, as equipment varies in capacity, security, quality, and speed, among other characteristics. As consumers manage more and more tasks online, from phone calls to downloading videos, the network has become a critical element, with as many as 14 billion devices expected to be connected to the Internet by 2010 (Source: Cisco Systems, Inc.).

A large part of Allied Telesis' business entails manufacturing network devices. When the Company was founded in the late 1980s, it produced equipment for LANs and Ethernet (overviewed on pages 24-25), but as technology progressed, Allied Telesis' product line expanded as well. Today, Allied Telesis' network devices access both home consumer and corporate markets. For at-home users, Allied Telesis markets wireless LAN equipment, routers, and other network devices. For corporate customers, such as large businesses and telecommunications companies, the Company supplies its latest LAN, WAN, and MAN products. Allied Telesis believes that the quality and cost performance of the Ethernet products that it has manufactured since inception have contributed to the Company's capture of market share and have helped establish a high level of brand recognition for the Company as a network device vendor.

Supported Infrastructure

Allied Telesis' architecture provides customers with significant flexibility in their network designs. A single platform from Allied Telesis can support multiple types of network infrastructure, whether it only entails reconfiguring an entity's existing copper wiring or installing new, next-generation fiber optics. With this characteristic, the Company's products can access a range of market segments from hotels or hospitals (where pulling new cable would be disruptive and undesirable) to enterprises looking to construct a future-proof, state-of-the-art network with increased **bandwidth**. Since a single platform supports several transport options, carriers can transition their networks from copper to fiber without the need to reinvest in the core hardware purchased from Allied Telesis.

<u>Copper</u>

Digital subscriber line (DSL) is a network infrastructure that entails packing data onto existing, pre-installed copper telephone wires in order to increase capacity and transmit high-bandwidth information. One type of DSL used for consumers is asymmetric DSL (ADSL), which supports data rates of 1.5 Mbps to 9 Mbps when receiving data and 16 Kbps to 640 Kbps when sending data. For business applications that require a faster connection, very high speed DSL (VDSL) provides more rapid data transmission over a single twisted pair of copper wires. VDSL can support high-bandwidth applications, such as high-definition television (HDTV) and VoIP (addressed on page 25). These types of copper infrastructure are typically used only for the network's "last mile" or "local loop," which is the distance between the local provider's office to the consumer's home or office.

<u>Fiber</u>

In contrast, fiber optics transmit digital information as pulses of light sent along a glass or plastic fiber. One strand can be as thin as a human hair. Thousands of optical fibers are bundled as optical cables that are protected by an outer covering. As shown in Figure 7, each strand has a thin glass center where light travels called the core, as well as an outer material to reflect light back into the core, called the cladding, and a plastic buffer to protect the fiber from moisture or other damage. Fiber infrastructure may be classified according to its end destination, such as fiber-to-the-home (FTTH), fiber-to-the-curb ([FTTC] for multiple homes), or fiber-to-the-building (FTTB).

Figure 7
FIBER OPTICS

Cladding
Core
Buffer Coating

Source: HowStuffWorks, Inc.

Typically, fiber optics send digital signals over long distances more economically (as it can be less costly to deploy than the equivalent lengths of copper), with greater capacity, and at higher speeds than conventional copper wiring. Yet, installation of fiber is intensive because the cables require more exterior protection than copper and often need repeaters at specified intervals to regenerate and amplify the digital signal in order to prevent its attenuation over long distances. For this reason, many providers still combine a fiber **backbone** with copper local loops.

Allied Telesis' Optical Transport

Allied Telesis' optical transport technology facilitates the efficient use of fiber infrastructure in MANs. The technology leverages fiber's ability to transport multiple wavelengths of light on one fiber span, enabling service providers to increase capacity by adding services to their existing fiber networks. Multiplying capacity while maintaining performance may maximize efficiency and profitability for carriers with an economical subscription cost for end users. In addition, Allied Telesis believes that its multi-protocol, 40G optical transport technology could be beneficial for entities that seek to backhaul a large number of customers and move massive amounts of high-bandwidth services.

Ethernet-based IP Networks

All networks are based on a common protocol or language, which is the procedure that governs the transmission of information on the network. Allied Telesis specializes in IP networks, also called **transmission control protocol (TCP)/IP** networks. IP has become the global standard for networking. Today, the Internet is the largest IP network. Computers that adhere to TCP/IP can transfer data to any other computer that also operates on TCP/IP. Likewise, two computers speaking different languages (following separate protocols) cannot communicate with each other.

Most wide area IP networks are based on a technology called packet switching. Each computer on the Internet has at least one IP address that uniquely identifies it from all other computers. When data is sent or received, the message is divided into smaller amounts of information called packets. Each packet contains the sender's and receiver's IP addresses. The packet is sent first to a router that reads the destination address and forwards the packet to an adjacent router that in turn reads the destination address. This process continues until one gateway recognizes the packet as belonging to a computer within its immediate neighborhood or domain. That device then forwards the packet directly to the computer whose address is specified. In its quest to send information via the least congested course, packet switching does not always use the same network path to send each packet, and the message must be reassembled at its final destination.

Alternatively, standard telephone service uses circuit-switching technologies, where a continuously connected, dedicated line is allocated for voice transmission between two parties for a certain duration. When the call is complete, the line becomes available for a second set of parties. Circuit switching has been employed for data that must be transmitted quickly and arrive in the same order in which it is sent. Real-time data, such as live audio and video, has often used circuit switching. However, this technology can lead to slower transmission, since the connection must stay open. As carriers and enterprises accelerate the deployment of voice, video, and data services based on IP infrastructures, current circuit-based networks are being transformed into packet-based networks—presenting opportunities for Allied Telesis.

Ethernet

Allied Telesis also provides products and services to support Ethernet, which is the data transfer protocol governing the majority of LANs. Ethernet is used to connect networked and non-networked computers to a modem for Internet access. The Company estimates that Ethernet technology provides connectivity for over 97% of networking devices worldwide. New computers are already equipped for Ethernet, but users may require an Ethernet adapter for older computers. The wireless version of Ethernet is called **Wi-Fi**.

Ethernet is available in varying speeds, depending upon the connection and equipment. To date, one of the fastest Ethernets is 10 Gigabit Ethernet (10GbE), which is used for high-speed backbones in WANs. A network's backbone is the part of the network that carries the most traffic, and as such, requires the greatest capacity. Smaller, local networks connect to the broader backbone. Slower data transfer rates

that are commonly used for other segments of the network are as follows: (1) Ethernet at 10 Mbps; (2) Fast Ethernet at 100 Mbps; and (3) Gigabit Ethernet at 1000 Mbps. With regard to the capabilities of Allied Telesis' products, these data transfer rates are often referred to as 10/100 or 100/1000, etc., indicating that the specified product can support Ethernet at those speeds.

IP Triple Play

IP Triple Play is the simultaneous integration of telephone (e.g., VoIP [described below]), high-speed Internet, and television (e.g., IPTV [detailed below]) on a single broadband line. The advantage of IP Triple Play is that it requires only the broadband line, whereas conventional service necessitates telephone lines to carry voice communication, copper media or FTTH systems to transport data at high speeds, and separate cable or satellite systems to receive television broadcasts. In line with its mission of being a complete IP solutions provider, Allied Telesis is capable of everything from designing the IP Triple Play network infrastructure to managing its content and consulting on the system's operation and maintenance. Greater details of the Company's expanding IP Triple Play operations and products are provided on pages 33-39. Allied Telesis believes that networks worldwide are actively moving toward high-speed and IP Triple Play products. In Europe and the U.S., where the market structure is relatively open, many entities from hotels and hospitals to individual residences already subscribe to IP Triple Play services.

A report from the Frost & Sullivan research service details the Triple Play market, finding that as convergence continues to be a significant technological trend in the telecommunications industry, the primary focus of next-generation networks is to combine data, video, and voice applications on a single platform (Source: *World Triple Play and Next Generation Services Test and Monitoring Markets* 2007). Driving forces of this trend include the following:

- customers' preferences of receiving all three services from only one provider;
- providers' preferences to only use one equipment vendor that can outfit an entirely integrated Triple Play system while also testing and monitoring the voice, video, and data, thereby saving providers time, money, and space;
- service providers' and carriers' efforts to increase average revenue per user by increasing sales orders from existing customers; and
- Telco's (local telephone companies) need to begin offering IPTV and other services (beyond standard telephony) over legacy copper networks in order to compete with cable companies and wireless vendors.

<u>Voice over Internet Protocol (VoIP)</u>

A newer form of telephone service, VoIP, uses packet switching instead of circuit switching. With VoIP, voice is converted into digital signals (packets) that travel over the Internet instead of via a traditional (**analog**) copper phone line. VoIP services have the potential to offer a variety of benefits to companies, including increasing information technology (IT) efficiency and enhancing productivity through new applications that can be linked to data infrastructure. However, if not deployed properly, VoIP may complicate communications by straining the network. Thus, a client's network must be evaluated and, where necessary, enhanced in order to ensure that it can run efficiently and funnel data correctly to achieve this new functionality.

<u>IP Television (IPTV)</u>

IPTV is similar to traditional cable television, but the IPTV service is digitally supplied using packet switching over a broadband connection to the Internet. It is often bundled with video-on-demand (VOD), VoIP, or other Internet-based services. Many telephone companies are now offering IPTV over their DSL lines in order to compete with cable television providers. Whereas cable television simultaneously transmits many video channels, IPTV users request a particular channel at a time, which is routed to them in the same manner as data resources are routed on the Internet.

Allied Telesis' Featured Products and Customers

As the market demands increased network speeds (e.g., 10GbE) with superior security features to guard against hacking and breach of data, network equipment manufacturers must continuously innovate to develop more extensive and sophisticated solutions supported by quality software and specially designed hardware. Moreover, entities that also participate in **access networks**, such as Allied Telesis, must focus on reducing development costs and accelerating time to market as well, in order to address evolving network requirements (Source: Frost & Sullivan's *World Communications Test Equipment for Manufacturers Market* 2008). The global marketplace for information and communication technologies is expected to exceed $3.7 trillion in 2008 and $4 trillion by 2011, according to a study released in May 2008 by the World Information Technology and Services Alliance. The study documented that within this market, communications technologies comprised more than 57%, or $1.9 trillion, of spending in 2007.

To capitalize on this expanding industry, Allied Telesis leverages its global structure and worldwide R&D, manufacturing, sales, and marketing divisions to maintain constant contact with the field. Allied Telesis believes that its history in the industry and resulting information, expertise, and technological skill that it has accumulated allows the Group to continually develop innovative products and technologies as well as positions the Company to meet emerging market trends.

The Company's complete line of IP/Ethernet devices is expansive, presently totaling over 700 active products. Since its inception over 20 years ago, Allied Telesis has created more than 2,000 products. Figure 8 highlights the range of Allied Telesis' current product portfolio. The Company sells equipment customized for homes and small- or medium-sized businesses (SMB) as well as carrier-grade devices that are more powerful, have increased speeds and capacities, and that support a multitude of functions and services. This type of equipment, illustrated toward the right side of Figure 8, is intended for larger enterprises that require enhanced performance and for the network service providers that deliver extensive services to a large geographic area.

Figure 8
Allied Telesis Holdings, K.K.
SAMPLE PRODUCT LINE


iMAP for IP Triple Play Multiservice Access
Carrier Grade MAPs
Gig Ethernet WDM
L3 Switch Giga
Performance / Function
corega
TenG
Wireless LAN Adaptor Card
Switching HUB
Carrier grade Wireless router
Consumer/SMB
Enterprise
NSP/Carrier

Source: Allied Telesis Holdings, K.K.

One of the benefits of using Allied Telesis' equipment is customization, even of large deployments. At the factory, the Company can preload customer-specific defaults, affix labels or include certain instruction inserts, and standardize the customer's preferred firmware across separate product shipments. All of these customized services ease in-field maintenance. Moreover, when Allied Telesis designs hardware or software, its engineers purposefully allow for differentiation in each product—ways that the Company can later tailor the products into a solution for each customer's exact requirements. Allied Telesis views this as a local globalization approach to increase consumer satisfaction and ensure that the Company becomes a customer's prime vendor.

PRODUCT AREAS

Allied Telesis' product strategy is to continue proactively developing next-generation IP products focused on meeting the new needs of converged services, such as IPTV and broadband access. Table 8 summarizes the Company's major product categories, and Figure 9 highlights each category's revenue contribution for the consolidated Group in 2007. Whereas Allied Telesis was previously recognized for its media converters (hardware that connects different transmission media, such as copper and fiber optics), the Company is now also viewed as an Ethernet switching company, as exemplified in Figure 9. Part of Allied Telesis' competitive advantage with regard to switches is the Company's AlliedWare Plus™ operating system (overviewed on page 31). With this proprietary software on market chip sets, Allied Telesis believes that its switches are flexible, cost effective, and future oriented. In addition, the Company believes that it is still the top provider of media converters in Europe.

Table 8
Allied Telesis Holdings, K.K.
>700 ACTIVE PRODUCTS IN THESE CATEGORIES

- Unmanaged Switches
- WebSmart Switches
- Power over Ethernet Switches
- Fast Ethernet Switches
- Gigabit Ethernet Switches
- 10GbE Switches
- SwitchBlade® x908
- Network Interface Cards (NICs)
- Optical Components
- Media Conversion
- Routers
- Wireless Products
- iMAPs
- iMGs
- Network Management and Software

Sources: Allied Telesis Holdings, K.K. and Crystal Research Associates, LLC.

Figure 9
Allied Telesis Holdings, K.K.
REVENUE CONTRIBUTION, 2007

Cards 6%
Media 15%
Others 3%
WLAN 1%
Routers 8%
Switches 67%

Source: Allied Telesis Holdings, K.K.

Product Traffic Lights

With the aim of keeping the high volume, high revenue, high margin products available for sale, Allied Telesis employs a "Product Traffic Light" strategy. Under this policy, the products that represent approximately 80% of the Company's turnover each month are designated as "green" and are kept in stock ready to be delivered. "Yellow" and "red" products require longer lead times and greater forecasting due to less worldwide inventory. The primary objective of Product Traffic Lights is to orient sales teams on what they need to be able to sell in order for the Company's operations and supply chain to align in the most efficient manner.

Further, since Allied Telesis controls its marketing, production, delivery, and sales, the Group maintains cost competitiveness through constant reviews of its expenses associated with product components, design, packaging, shipping, and technologies, among other factors.

Ongoing Product Development

The Group's ongoing product development encompasses designing new devices with a focus in three areas: (1) Gigabit Ethernet; (2) modular switching platforms; and (3) energy efficiency. The costs of Gigabit ports have decreased to a point where it makes economical sense for the industry (and Allied Telesis) to transition to Gigabit products versus those still using 100 Mbps Ethernet technology. A 2007 report published by Gartner, Inc. (IT-NYSE) documents the expansion of Gigabit technologies, noting that end-user spending on 10GbE could account for more than 23% of the market by 2011 versus less than 7% in 2006. Likewise, spending on 100 Mbps Ethernet is anticipated to decrease to only 14% of the market in 2011 versus almost 30% in 2006.

In the area of modular switches, Allied Telesis has already released its novel SwitchBlade® x908 (detailed on pages 29-33), but intends to expand this product line with the introduction of new higher-density modular switches in 2009. In addition, the Company expects to launch a new product that incorporates several eco-friendly features. Energy efficient (or "green") products may realize a reduction in costs through proprietary power saving techniques, a feature that has rapidly become a concern for today's consumers. Additional green aspects that the Group employs are the reduction or elimination of hazardous substances and the use of energy-efficient technologies.

Due to the depth and breadth of the Company's product line, only Allied Telesis' primary product areas are overviewed on the accompanying pages. These include the x900 series of core switches and the critical IP Triple Play-enabling product families: integrated Multiservice Access Platforms (iMAPs) and intelligent Media Gateways (iMGs). Greater details of all available products can be obtained from Allied Telesis at www.at-global.com or its Allied Telesis, Inc. subsidiary at www.alliedtelesis.com.

x900 Core Switches

In a telecommunications network, a switch is a device that channels incoming data from any of multiple input ports to the specific output port that transports the data toward its intended destination. There are many types of switches, but those positioned in the network's backbone are often called core switches. These devices are designed to receive information and quickly determine which subsequent switches should receive the data based on the intended destination. For example, in an office building's LAN, the core switch is the one directing data traffic to the appropriate edge routers (possibly representing a specific floor in the building), which could then transmit information to a third switch associated with a particular individual's desk.

For its enterprise and service provider customers, Allied Telesis has recently introduced the x900 series of core switches, which are designed to offer scalability for any size network and a long lifecycle. These switches can be adapted to meet specific customer needs and may save costs on future upgrades, enabling affordable networks. In addition to this latest product family, Allied Telesis sells a wide array of other switches that vary in complexity, price, feature sets, and target customer. Figure 10 (page 29) illustrates the Company's switch portfolio. As the switches progress from unmanaged and WebSmart to Layer 2 or Layer 3 capabilities, they are designed to be faster, smarter, and more complex. Allied Telesis believes that the feature sets on its Layer 3 switches make these products competitive with any other equivalent switch on the market, in part due to the Company's ability to combine ideas from many individuals at multiple development centers into innovative, integrated design solutions.

Also depicted in Figure 10 is one of Allied Telesis' newest and most powerful x900 switches, the SwitchBlade® x908 (also known as "xCalibur"). This device is further detailed following the Figure. For greater information on the remainder of the Company's products in the x900 class, as well as its additional switches for small to medium enterprises (SMEs) and SMBs, refer to the Products section of Allied Telesis, Inc.'s website at www.alliedtelesis.com.

Figure 10
Allied Telesis Holdings, K.K.
SWITCH PORTFOLIO

Capability

Layer 3
Enterprise and Service Provider


8600 Series
9400S Series
9900 Series
x900 Series
SwitchBlade® 4000
SwitchBlade® x900

- Large network applicability
- High degree of traffic manipulation and management
- Customizable script-based actions for network management
- 10GbE
- Power over Ethernet (PoE)
- Multiple redundancy options

Layer 2
Small to Medium Enterprise (SME)


8500 Series

- PoE
- VoIP optimization
- Security - Quality of Service (QOS)

Layer 2 Unmanaged and WebSmart
Small to Medium Business (SMB)


FS700 Series
GS900 Series
FS750 WebSmart
GS950 Series

- Simple connectivity
- PoE
- Connectivity for <1,000 users

Sources: Allied Telesis Holdings, K.K. and Crystal Research Associates, LLC.

The SwitchBlade® x908

In the U.S., the SwitchBlade® x908 advanced Layer 3 modular switch was first profiled in April 2008 at Interop Las Vegas, a global business technology event where IT solutions are displayed to as many as 20,000 guests. Allied Telesis launched this product in Japan and Europe during 2007 in order to gain momentum before entering the U.S. market. This strategy reflects what has always been the Company's marketplace priorities—accessing the Japanese and European markets first, followed by the U.S.

Shown in Figure 11, the SwitchBlade® x908 is a combination of both a box-type switch and a traditional chassis-type switch. It has the features and economics of a stackable box switch, but the expandability of a chassis switch. It holds eight **expansion bays** in its chassis and can be configured for up to 96 Gigabit Ethernet ports and eight 10GbE ports by stacking four devices using virtual chassis stacking (VCS), as described below under Creating Low-cost Redundant Networks. To the Company's knowledge, the SwitchBlade® is the only mini-chassis product available that supports stacking. With this product in particular, Allied Telesis believes that it is positioned to compete with Cisco System's enterprise switch portfolio, as the SwitchBlade® x908 can be converted into a 1.2 terabits per second (Tbps) virtual switch.

Figure 11
Allied Telesis Holdings, K.K.
THE SWITCHBLADE® x908



Source: Allied Telesis Holdings, K.K.

Creating Low-cost Redundant Networks

The Company estimates that as many as one-third of all chassis products use just 50% of their allotted capacity, therefore, the VCS capabilities of the SwitchBlade® present a cost-effective method to add network space only as needed.

Figure 12
Allied Telesis Holdings, K.K.
TWO SWITCHBLADE® x908s JOINED WITH OPTIONAL STACKING CABLES (back view)



Source: Allied Telesis Holdings, K.K.

All of the x900 switches incorporate VCS, which uses special stacking cables to connect multiple devices as one virtual switch operating on a single IP. The benefits of VCS include lower costs to grow the network, easier setup, saved space, and versatility for customers' unique needs. As bandwidth and feature requirements evolve, customers can achieve network scalability with their x900 series switches by adding or removing nodes from the stack. Allied Telesis believes that when two SwitchBlade® units are linked by 80 Gbps cables (as shown in Figure 12), they deliver functionality equivalent to a dual-controller chassis solution, but at a lower cost. Importantly, VCS also synchronizes the information being transmitted through each node. Thus, even if there is a malfunction in one device, operation continues—enabling a favorable effect called **redundancy** that minimizes the risks of system errors.

Ethernet Protection Switched Ring (EPSR)

In its quest to deliver redundancy, Allied Telesis has also integrated Ethernet Protection Switched Ring (EPSR) features into its x900 switches, including the SwitchBlade®. EPSR was first designed for Allied Telesis' iMAP product family (detailed on pages 34-37) but became so effective that the Company opted to employ the technology in its enterprise solutions as well. The aim of EPSR is to better detect and repair failures in ring-based Ethernet networks versus conventional technologies, such as **spanning tree protocol (STP)** and **rapid spanning tree protocol (RSTP)**. While STP can take approximately 30 seconds to respond to a fault, EPSR is designed to automatically heal a network by directing traffic over a protected reverse path in roughly 50 milliseconds. The EPSR technology that Allied Telesis employs is based on industry standards, but contains proprietary enhancements that the Company has created, such as the ability to build super loops or rings on rings. In the future, Allied Telesis plans to also include software capable of healing multiple breaks.

By leveraging EPSR, the Company seeks to ensure survivability of its Ethernet networks, suggesting that the network can remain operable and resolve failures on its own in a manner that is not noticeable to the subscriber. Collectively, the integration of VCS and EPSR creates a virtual core in the x900 products that supports low-cost load-sharing redundant networks. As networks graduate in size, there is a significant price differential to install Allied Telesis' EPSR-supported systems versus competitors, such as Extreme Networks, Inc. (EXTR-NASDAQ). For example, based on the Company's knowledge of Extreme's pricing, Allied Telesis estimates that a small system with EPSR costs nearly ¥1.17 million ($10,900) from Allied Telesis and ¥2.45 million ($22,800) from Extreme. For a large EPSR system, enterprises would likely need ¥58.7 million ($547,000) for Allied Telesis and ¥67.4 million ($628,000) for Extreme.

AlliedWare Plus™ Operating System

All of the x900 core switches, including the SwitchBlade® x908, utilize the Company's new AlliedWare Plus™ operating system, which has a modular structure. Due to the modular structure, Allied Telesis is able to reduce development time while still providing security and reliability. To create this software, Allied Telesis purchased code from IP Infusion Inc., a provider of intelligent network software solutions for enhanced IP services, combined it with some open source code (available in the public domain), and then developed added functionalities in-house for an improved user experience.

AlliedWare Plus™ incorporates industry-standard **command lines**, which decreases the time and costs associated with training engineers to use the Company's products and could facilitate a customer's decision to replace other vendors' products with those of Allied Telesis. AlliedWare Plus™ is also compatible with the Linux operating system. The Company believes that overall product functionality as well as the lower ownership costs of AlliedWare Plus™ devices may enable new revenue streams as Allied Telesis penetrates the SME and network service provider markets.

Support Hardware for IPv4 and IPv6

Allied Telesis' x900 series switches also have hardware to support two versions of IP: (1) the widely used, older IPv4; and (2) the next-generation IPv6 anticipated to fully replace IPv4. IPv6 increases the number of available Internet IP addresses (combating problems that are arising as more and more computers seek to connect to the Internet), as well as improves quality of service (QOS) and data security. While IPv4, which has been used since the 1970s, supports approximately four billion separate IP addresses, IPv6 is estimated to allow for over 340 trillion trillion trillion addresses. It is thought that within the next several years (2009 to 2013), the remaining "available" IP addresses under IPv4 will likely be exhausted (Source: the Internet Corporation for Assigned Names and Numbers [ICANN] 2007). Allied Telesis believes that its products should be compatible to both the current standard, IPv4, as well as the future requirement, IPv6, in order to be the best long-term solution at a cost-effective price point for its customers.

Quality of Service (QOS) Features

The SwitchBlade® x908's QOS features include the ability to efficiently schedule and prioritize different types of traffic. These characteristics dictate that time-sensitive services (e.g., voice [VoIP] and video) take precedence over non-critical activities, such as file downloads. For businesses, this may increase the reliability and responsiveness of critical enterprise applications, while for service providers, the switch offers the ability to tailor bandwidth and performance profiles to a consumer's precise needs.

The device incorporates dual, **hot swappable** power supplies and fan modules that offer the possibility of uninterrupted operation even if a fan or power supply fails. Additionally, due to its full IPv6 capabilities and comprehensive multicast support at **wire speed**, the SwitchBlade® x908 is suited for the provision of IP Triple Play services. The capability for multicast allows the transmission of large volumes of data to multiple recipients using one transmission stream. This approach saves considerable bandwidth over unicast, which requires a separate transmission stream from source to destination for each recipient. This switch is targeted for medium-sized businesses, larger enterprises, and network service providers, among other institutions. Moreover, because it supports multiple fiber interface speeds, this device may be beneficial for aggregation of high-capacity uplinks and for use from the edge to the core of military networks, where data security is critical.

SwitchBlade® x908 Deployment

Since the debut of the SwitchBlade® x908 in Japan and Europe in 2007, Allied Telesis has realized increased sales of project-based systems centering on this product as the core switch. Table 9 summarizes the increased value to the Company of its newest switch, measured in terms of projects that Allied Telesis has won to date during 2008 on the basis of being able to supply the SwitchBlade® x908. These projects represent customers that have already deployed or made purchase commitments for the SwitchBlade® x908. Table 9 does not reflect the U.S., as the SwitchBlade® x908 was not officially launched in the U.S. until April 2008. Allied Telesis believes that a considerable factor driving sales of this product is that the Company's chief competitor in this class, Cisco Systems, has not made significant changes to its switches in several years. Thus, customers that are looking to expand or upgrade their networks benefit from Allied Telesis' enhanced feature sets and affordability.

Table 9
Allied Telesis Holdings, K.K.
DEPLOYMENTS OF THE SWITCHBLADE® x908 IN JAPAN AND EUROPE

	Quantity	Value (in US$ millions)
Total Projects in Pipeline*	460	$45.0 M
Projects Won (now operational)	157	$9.5 M
Projects Lost**	91	$7.4 M

* Identified as potential projects by Allied Telesis' sales force for the first half of 2008; those not won or lost are pending.

** The value of projects won represents the value of the project to Allied Telesis, which may only be a portion of the total project. In contrast, the Company has classified the value of projects lost in their entirety.

Sources: Allied Telesis Holdings, K.K. and Crystal Research Associates, LLC.

Figure 13 (page 33) illustrates a possible configuration of an enterprise's network using the SwitchBlade® x908 in combination with some of Allied Telesis' other switches. As depicted in Figure 13, the SwitchBlade® x908 is the core switch, directing traffic to subsequent switches via 10GbE links. With VCS of two SwitchBlade® products (represented in the Figure by the "stacking link"), the enterprise has deployed a highly redundant core, where losing a link or a switch does not affect data delivery.

Figure 13
Allied Telesis Holdings, K.K.
SWITCHBLADE® x908: THE ENTERPRISE CORE


Server Aggregation
Core
Distribution
Edge
Stacking link
10 Gigabit link
1 Gigabit link
10/100 link

Sources: Allied Telesis Holdings, K.K. and Crystal Research Associates, LLC.

IP TRIPLE PLAY

Allied Telesis entered the IP Triple Play arena in 2000, after completing proof of concept. The Company had initially attempted multicasting large quantities of IP with equipment from other vendors, but was unsatisfied with the performances. Today, the Company internally supplies the required hardware and software. The Company's integrated Multiservice Access Platform (iMAP) is a carrier-grade, IP/Ethernet networking solution that supports IP Triple Play services simultaneously over copper and fiber infrastructure. In addition, Allied Telesis' range of intelligent Media Gateways (iMGs) located at the end user's premises facilitate the delivery of next-generation service offerings to the home or business. Both of these product lines are overviewed on pages 34-38, followed by details of the Company's Triple Play-dedicated business, IP-GSP, on pages 38-39.

Allied Telesis believes that it was one of the first vendors to present an end-to-end, purpose-built Triple Play solution for Telco (local telephone carriers). To date, the Company has established IP Triple Play in more than 20 countries. Its largest customers are now located in the U.S. and Europe, and the Company is experiencing growth of these services in Japan, where IP Triple Play is relatively newer. Allied Telesis also leverages pan-European systems integrators, such as Siemens AG (SI-NYSE) and IBM, to help facilitate sales and deployment of the Company's IPTV and Triple Play offerings across Europe, the Middle East, and Africa (EMEA).

Figure 14 illustrates the IP Triple Play combination of data, voice, and video. The integrated multimedia content is customized based on need but ultimately can include a wide array of proven features, including those listed in the lower half of Figure 14.

Figure 14
Allied Telesis Holdings, K.K.
IP TRIPLE PLAY


DATA
VOICE
Information Services
Communication Services
Internet
Transport
Broadcast Video and Entertainment
VIDEO
Entertainment Services

Multimedia Content

- *High-speed Internet Access*
  From 1 to 1,000 Mbps; Voice and video conferencing
- *Gaming and P2P Communications*
  Virtual communities; Broadcast P2P video
- *IPTV and Video (broadcast, VOD)*
  Channel bundle (TV, HDTV); Streaming and downloading video; Personal video recorder (PVR)
- *Video Conferencing Devices*
  Voice and video mail
- *Personal Communication Portal*
  PC-TV or videophone based
- *Telephony*
  One or multiple lines with the same access

Source: Allied Telesis Holdings, K.K.

Integrated Multiservice Access Platform (iMAP)

For the service provider market, Allied Telesis' leading products are the iMAPs. To the Company's knowledge, iMAP is the industry's only method for carriers to supply IP Triple Play via both copper and fiber lines simultaneously. Because it supports both infrastructures, this product may simplify the move from traditional copper wiring to next-generation fiber optic cabling.

With iMAP, carriers can deliver any version of DSL desired, VoIP, IPTV, IP video, video-on-demand (VOD), plain old telephone service (POTS), 10GbE transport, and business-oriented **virtual private networks (VPNs)**, among other applications, to their customers. VPNs are secured, private networks that use public infrastructure, such as the Internet. Similar to Allied Telesis' other products, iMAP devices contain built-in security and redundancy features, such as EPSR, to ensure that networks remain operational and capable of sub-50 milliseconds repair times. With these features, Allied Telesis estimates that it provides carrier-grade Five 9s availability and service (99.999%).

The model for the next-generation delivery of IPTV entails video arriving in either an IP or analog format from terrestrial or satellite links, being converted by encoders and merged with VOD service and local broadcasts into an IP stream, and then being delivered through the network to the end user. As many of the carriers migrating to Triple Play from traditional telephone service are still largely focused on supplying voice, Allied Telesis' iMAP integrates video and data applications with several voice options,

including POTS or VoIP. Thus, if some customers do not elect to receive Triple Play from their service provider, but still want telephone service, the provider can route only POTS from the iMAP to a house. Table 10 summarizes the versatility of the iMAP architecture.

Table 10
Allied Telesis Holdings, K.K.
VERSATILITY OF THE IMAP ARCHITECTURE

- End-customer services mix (POTS, xDSL, Ethernet, GEPON, E1/T1, and DS3/E3)
- Application mix (IP Triple Play and Metro Ethernet services)
- Transmission media mix (copper, fiber)
- Topologies mix (stat, ring, sub-tending)
- Network interfaces (n x GbE, 10GbE, and E1/T1)
- Flexible deployment process (phased investment for maximum return on investment)
- Full protection using EPSR rings (super loops are supported)

Source: Allied Telesis Holdings, K.K.

Cost Management and Network Interoperability

Allied Telesis performs extensive analyses of its customers' requirements in order to provide them with a solution that meets their needs while minimizing the total cost of ownership through features such as automated provisioning. Furthermore, improving operational performance to drive down the total cost of ownership is critical to customers. As such, the team at the iMAP's main development center in Raleigh, North Carolina, seeks to ensure end-to-end application interoperability with a method called "EASIER" or "**E**nd-to-end **A**pplication and **S**ystem **I**nteroperability **E**ngineering **R**elease." Essentially, the Company seeks to ensure that all of the Triple Play components, either Allied Telesis' or a third party's, work. To do so, Allied Telesis designs a product-by-product guideline that the customer can adhere to in order to keep the network operational. In this way, the Company is also able to decrease its costs of having to troubleshoot problems later. Part of ensuring network interoperability also entails qualifying and maintaining Gold Partner vendors for voice and video compatibility. For instance, all iMAP VoIP features have passed an extensive set of Interop certifications with industry leading softswitches (software-based switches) from CopperCom, Inc., Data Connection Ltd.'s MetaSwitch, and Nortel Networks Corp. (NT-NYSE).

AlliedView™ Network Management System (NMS)

iMAPs are fully supported by the Company's Allied*View*™ NMS. The Allied*View*™ NMS is a comprehensive network management suite that service providers can use to ensure quality of IP Triple Play offerings. This software manages all of Allied Telesis' Triple Play network components and simplifies the process of provisioning services. When technicians are sent to install a gateway, they simply plug in the equipment. The iMGs communicate with Allied*View*™ NMS to download the appropriate configurations for that unit. Moreover, the Allied*View*™ NMS monitors performance, performs diagnostics and provision changes, and has stringent event/alarm notifications—allowing operators to manage hundreds of network elements remotely.

iMAP Deployments

iMAP has been available since 2003. It is established in telecommunications companies and service providers globally, for more than 500,000 IP Triple Play deployments and millions of committed lines and ports. The Company positions its iMAP at the access network level and believes that this product family could benefit alternative or emerging carriers, independent operating companies (IOCs), Internet service providers, **incumbent local exchange carriers (ILECs)**, public utilities, and private organizations, such as hospitals, hotels, or apartment complexes.

Allied Telesis offers a range of iMAPs with varying feature sets, from the 17-slot fiber and DSL iMAP 9700 designed for central office deployments to the 3-slot MiniMap 9100 and the iMAP Express 7100, which are more suited for use at remote terminals, an outside plant, or building basements where space is at a premium and temperatures may be extreme (-40°C to +65°C). In August 2005, *Heavy Reading*, an independent market researcher for the telecommunications industry, ranked the iMAP 9000 platforms among the top and best-in-class for both outside plant and central office deployments.

Figure 15 illustrates how Allied Telesis' IP Triple Play products and its x900 core switches can function in concert. In addition, one of the benefits of Allied Telesis' IP Triple Play solutions is that the Company's access/edge products can integrate with the core products of other entities. For some deployments, Allied Telesis' customer premise equipment (CPE) may interface with the core solutions of a separate incumbent, such as Cisco Systems or Juniper Networks, Inc. (JNPR-NASDAQ).

Figure 15
Allied Telesis Holdings, K.K.
SOLUTIONS FOR IP TRIPLE PLAY AND THE METRO EDGE


iMG
iMG
iMAP
10/100
x900-24X
x900-24X

Sources: Allied Telesis Holdings, K.K. and Crystal Research Associates, LLC.

Using its iMAP family and x900 core switches, Allied Telesis intends to further penetrate the following markets, particularly within the EMEA region: financial, government, hospitality, automotive, Telco, and SMB. Figure 16 (page 37) illustrates what Allied Telesis views as the current standard network configuration and the network configuration of the future, where its iMAP products can replace multiple switches in use at the access level today.

Figure 16
Allied Telesis Holdings, K.K.
CONVERGENCE


Today's Network Access
Customer Service
Access/Aggregation
Core/Transport
Services
Layer 3
Layer 2
Layer 1
IP
Ethernet
Frame Relay
ATM
xDSL
Telephony
IP Router
IP Switch/Router
PE Switch
ATM Switch
Layer 3
IP Core
Overlay
Layer 2
ATM Core
Voice
Switch
SDH/SONET
Access Network
NG-SDH
Network
Optical
Network
Optical Network
Internet
PSTN
Mobile
Data


Future Network Access
Customer Service
Access/Aggregation
Core/Transport
Services
Layer 3
Layer 2
Layer 1
IP
Ethernet
FTTX
xDSL
Telephony
iMAP
iMAP
iMAP
Next Generation
Multiservice
Access
PE Switch
IP/MPLS
Core
Overlay
SDH/SONET
Access Network
NG-SDH
Network
Optical
Network
Optical Network
PSTN
Mobile
Video
Streaming
VoIP
Softswitch
Gaming
Server
Internet
VPN

Source: Allied Telesis Holdings, K.K.

Intelligent Media Gateways (iMGs)

Allied Telesis' iMG products address a network's "last mile," which is the connection between the customer and the service provider. Regardless of how efficient and powerful a carrier's equipment is, it is the CPE that ultimately determines the type and quality of services that can be delivered. CPE includes any end-user equipment physically located at the customer, such as telephone handsets, cable television set-top boxes, or DSL routers, among a variety of other devices. This equipment can be owned by either the customer or the provider.

The Company offers a range of iMG devices designed to function with either ADSL or FTTH networks. These products are compatible with Allied Telesis' iMAP line, thus they provide all of the advanced features that iMAP supports, including VOD, IP video streaming, VoIP, IP multicasting, and high-speed Internet access. Allied Telesis supplies iMGs with varying configurations and speeds, depending on the customer's requirements and the service provider's capabilities. Installation of the Company's CPE requires little more than connecting cables, i.e., plug-and-play operation. Built-in security protects the consumer as well as the service provider. Further, these gateways have remote configuration and diagnostic options, which simplifies service deployment and upgrades. The Company's iMG product family is in use worldwide.

IP-GSP Business

In 2006, Allied Telesis created its IP Global Service Provider (IP-GSP) business, which develops IP Triple Play infrastructure and supports service providers in their quest to offer multiple IP applications and content to a specific geographic area, such as a university or a military base. IP-GSP is based on IP Triple Play applications, for which network infrastructures are procured economically by combining the Company's networks and products (e.g., the iMAP product family) with contracts for dark fibers and contents obtained by Allied Telesis Capital Corp. (a subsidiary of the Group). Dark fiber is fiber optic cabling that is already in place but currently unused.

Designed for the execution of IP Triple Play initiatives at a U.S. Air Force Base in Japan and the San José State University in California, the IP-GSP unit controls its own operations and has become a central element in Allied Telesis' IP Triple Play business model. Likewise, the initiatives at both the Air Force Base and San José State serve as key demonstrations of Allied Telesis' IP Triple Play capabilities.

U.S. Air Force Base in Japan

One of Allied Telesis' first IP-GSP Triple Play deployments was to the U.S. Air Force Base in Yokota, Tokyo. The Yokota Air Force Base occupies approximately 7,100 square kilometers of land near Tokyo and has a population of approximately 11,000 people. It serves as headquarters for U.S. military operations in Japan. Yokota also functions as a transportation staging base.

The key aspect of this deployment at Yokota is that Allied Telesis was able to demonstrate that it can deliver IPTV (with voice and data) over extreme distances. Via a trans-Pacific undersea optical cable that connects the U.S. and Japan (NTT America, Inc.'s Global Super Link), Allied Telesis is supplying IPTV services in real time from the U.S. to the base. In addition, the Company is providing IP telephone services between the base and the U.S. with no international calling charges. To the Company's knowledge, this deployment is the first for trans-Pacific IPTV between the U.S. and Japan.

In 2006, Allied Telesis signed a 15-year contract with the Army and Air Force Exchange Service (AAFES) to provide voice, video, and data services at Yokota Air Force Base. The AAFES, jointly managed by the U.S. Army and Air Force, sells products to military families worldwide. Earnings from these sales supplement military morale, welfare, and recreation (MWR) programs. As illustrated in Figure 17 (page 39), the transaction did not end after Allied Telesis delivered the needed equipment, but continues to provide income through service subscriptions. This project currently delivers IP Triple Play to homes, hospitals, schools, and commercial businesses at the base. The AAFES subscribes to services from Allied Telesis that the Company estimates could generate annual revenue between $50 million and $60 million over the next 13 years.

Figure 17
Allied Telesis Holdings, K.K.
THE STRUCTURE OF IP TRIPLE PLAY DEPLOYMENT TO THE YOKOTA AIR FORCE BASE


Legend
Stakeholder
Service
Service/Product
Contract
a. Contract
b. Contract
8% - 10% Commission
Monthly Subscription
Allied Telesis Capital Corp.
Voice
Video
Data

Source: Allied Telesis Holdings, K.K.

Allied Telesis maintains affiliate agreements with entities such as Fox Cable Networks that allow the Company to provide the following programs to the Yokota Air Force Base: FX, Fox News, A&E, the Biography Channel, the History Channel, Fox College Sports, Lifetime, Nickelodeon, MTV, VH1, the Travel Channel, the Military Channel, TV Land, the Discovery Channel, TLC, and Spike, among other U.S. and local Japanese stations. For billing, customer support, and transport of the television signals, Allied Telesis partners with the Vernon Telephone Cooperative, Inc.—for which the Group first supplied an IP Triple Play system in 2003.

San José State University

Allied Telesis' IP-GSP business has also deployed an IP Triple Play platform consisting of the Company's switches, iMAP, and iMG products at San José State University. San José State's 15-story residential community is now equipped with high-speed Internet access, VOD, a computer laboratory, a convenience store, and an interactive gaming center. San José State selected Allied Telesis to build its network because of the Company's reputation as a vender of proven technologies as well as the ongoing support that Allied Telesis was also able to offer.

San José State, located in San José, California, is part of the larger California State University System, which encompasses 23 campuses with almost 497,000 students, faculty, and staff. Allied Telesis' work with San José State serves as a model for what the Company can offer universities.

CUSTOMER BASE

Today, Allied Telesis' brands are supplied to more than 32,000 customers worldwide, a select sampling of which are represented in Figure 18 (page 40). Of these, the Company has been awarded contracts to support video, voice, and high-speed data transfer for over 100 service providers in the U.S., Japan, and Europe—totaling over 500,000 IP Triple Play deployments and millions of committed lines and ports. Since the Company's inception in 1987, it has delivered products and IP solutions to over one million customers, resellers, systems integrators, and end users.

Figure 18
Allied Telesis Holdings, K.K.
SNAPSHOT OF SOME OF THE COMPANY'S CORPORATE CUSTOMERS


SureWest.
SBC
STE
SingTel
olivetti
Telstra
AT&T
vodafone
bp
NTT
LA POSTE
Deutsche
Telekom
King County
MTA
SFUSD
UCLA
RGTC
NATO
OTAN
San José State
UNIVERSITY
Telecom
FTC

Source: Allied Telesis Holdings, K.K.

Allied Telesis' customer base is wide ranging, comprising incumbent telecommunications companies, competitive carriers, IOCs, housing associations (multi-tenant dwellings), public utilities, municipalities, enterprise, SMB, government, school systems, industry, hospitality, hospitals, distributors, and **value-added resellers (VARs)**. For example, Allied Telesis is partnered with a VAR to sell to AT&T Inc. In addition, the military markets represent an important customer for Allied Telesis in many countries, including Germany, France, Japan, and the U.S., where the Company is recognized for the capability and stability of its fiber products on the battlefield. For product sales to government agencies, one of the key drivers is the security that Allied Telesis is able to supply in its products, even in the Company's very traditional media converters and NICs.

Allied Telesis has found that there are certain market niches where it performs better. The Company is analyzing these areas and refocusing its sales teams to specifically target certain customer types where the Company believes that it has an improved likelihood of success. For the enterprise segment, the Group's value propositions highlight the features, functionalities, and cost efficiencies of its products. Alternatively, Allied Telesis has found that, while these characteristics are still important, its service provider segment is highly dependent on the quality of service and support.

As illustrated by Figure 19 (page 41), the Company combines direct sales to end customers for larger projects with additional sales through distributors, VARs, and systems integrators.

Figure 19
Allied Telesis Holdings, K.K.
MARKET CHANNELS


Direct Touch
Distribution
eTail
Value-added Resellers (VARs)
System Integrators
SMB
Enterprise, Education, Government
Strategic Customers
Service Providers
Product/Solution Complexity

Sources: Allied Telesis Holdings, K.K. and Crystal Research Associates, LLC.

Customer Spotlights

A selection of the Company's current customers/strategic partners are overviewed below. This is not an exhaustive listing of the Company's current business opportunities, but is representative of the types of revenue-generating agreements that Allied Telesis maintains and the types of entities that are using the Company's solutions.

International Business Machines Corp.

In May 2007, Allied Telesis and IBM entered into a collaborative agreement for the development of IPTV systems that target telecommunications companies and network service providers worldwide. Under the agreement, the Company is IBM's preferred access network supplier for broadband access, and IBM is Allied Telesis' preferred systems integration partner for IPTV sales activities in the EMEA region. Essentially, this relationship combines the Company's products with IBM's systems integration capabilities. Allied Telesis anticipates that revenue from equipment sales to IBM under the collaborative agreement could reach $100 million over five years.

SureWest Communications

SureWest (SURW-NASDAQ) is a provider of digital cable television, fiber optics, DSL, high-speed Internet access, data transport, and local and long distance telephone service in Northern California. The company selected Allied Telesis' iMGs to facilitate delivery of IP Triple Play services over a fiber network. SureWest believes that it has one of the largest FTTH networks in the U.S. with over 28,000 customers, as well as one of the highest residential DSL penetration rates at over 30%. Before purchasing Allied Telesis' equipment, SureWest conducted extensive tests using a minimum of 60 iMGs.

Consip S.p.A.

In April 2007, Allied Telesis entered into a joint business partnership with Telecom Italia S.p.A., Elsag S.p.A., and Selex Communications S.p.A. for the sale of the Company's products, and was awarded the Consip S.p.A. tender (the Italian Central Purchasing Company for Public Administration) for the supply of telecommunication services, voice, data, and LANs for the Italian Public Administration. This tender, which the Company believes represents an $8 million annual potential, includes the supply and implementation of structured networks as well as active LAN devices and related telecommunication services. Prior to being awarded this contract, Allied Telesis had contributed to the upgrade of the Italian Public Administration's technical infrastructure by delivering more than 14,000 switches to customers, such as the Italian Social Security Organization.

Service and Support

In the past, Allied Telesis' service and support business was more of a cost center, as the Company provided mainly technical trainings and low-end products, such as media converters or unmanaged switches, that did not require extensive service beyond the warranty support. However, as Allied Telesis transitioned into supplying complete IP solutions that incorporate more advanced devices for the service provider market, the Company also strengthened its service and support offerings. Today, the service and support business can be grouped into four categories, each overviewed below and on page 43:

- Vendor Warranty;
- Professional Services;
- Enterprise Support; and
- Service Provider Support.

Ultimately, the Company's goal with its service and support business is to transform it from a cost center into a profit center. In 2007, 10% of total revenue of Allied Telesis' operations in Japan was due to services versus an estimated 0.7% due to services in the EMEA region. As sales of network solutions (instead of individual low-end devices) expand, providing advanced expertise is expected to become more crucial for each project. Furthermore, Allied Telesis is focused on educating its sales teams and end users to fuel purchases of the Company's service contracts in conjunction with each sale. In this manner, Allied Telesis' EMEA divisions aim to improve the share of total revenue due to service and support to 2% during 2008.

The Company believes that enterprise customers and service providers are willing to pay extra for expert support, as the core products are mission-critical and any malfunctions could cause considerable problems for the entire network. For example, when the core devices in a large enterprise network require maintenance, the customer cannot afford to wait several days for service. The enterprise might as well send all of its employees home for the day because without the network, employees do not have access to the Internet, databases, or phones, among other functions. These are situations where a vendor's service and support business becomes critical. Allied Telesis' sales teams leverage the Company's ability to provide this level of support as a key benefit of its products.

Vendor Warranty

The Company offers warranties on its products (ranging from one year to lifetime), as required by law. Every vendor must provide a warranty, but as it is free of charge to the customer, Allied Telesis does not earn revenues from this service. As such, the Company has established mechanisms to automate the warranty process as much as possible, thus saving its resources and efforts for the customers that pay for upgraded support.

Professional Services

Allied Telesis' professional services organization performs a variety of tasks for its clients, as listed in Table 11 (page 43). Clients of these services include networking companies and other in-house divisions that subsidize their capabilities and staff with those of Allied Telesis, such as performing regular onsite maintenance or providing one-time assistance on device configuration or engineering changes. Resellers of the Company's equipment may outsource customer support to Allied Telesis as well.

Table 11
Allied Telesis Holdings, K.K.
ENGINEERING AND SUPPORT SERVICES

- Onsite engineers
- Customer-site educational offerings
- Network design assistance
- Classroom training at Allied Telesis' facilities
- Sustainment engineering
- Product customization
- Interoperability and systems testing

Source: Allied Telesis Holdings, K.K.

Enterprise Support

Allied Telesis' enterprise customers can purchase service contracts called Net.Cover®, as summarized in Table 12. Depending on plan type, clients of the Company's enterprise support may have access to an online knowledge base, telephone help and priority queuing that advances calls to the front of the line, remote configuration assistance, software updates, onsite support, and the elimination of out-of-warranty expenses. In addition, whereas customers that have not purchased a Net.Cover® plan may have to wait 15 to 20 days to receive a product replacement shipment, Net.Cover® subscribers are offered same-day shipments (on business days).

Table 12
Allied Telesis Holdings, K.K.
ENTERPRISE SUPPORT: NET.COVER®



Net.Cover®

- Handling of incidents prioritized
- Dedicated support experts
- Access to latest firmware and tools
- Proactive support through a knowledge base
- Advanced hardware replacement (same-day shipping on business days)
- Onsite support provided by Allied Telesis' experts

Source: Allied Telesis Holdings, K.K.

In particular, onsite support is an area that Allied Telesis seeks to expand. For example, the Company's European operations cannot manage onsite support within six hours (Allied Telesis' preferred timeframe) for every country in the EMEA region. As a result, the Company aims to employ certified partners to perform certain on-location technical assistance functions for its enterprise customers.

Service Provider Support

Allied Telesis has been developing the service provider market over the past few years and believes that it presents significant growth opportunities. Similar to the Net.Cover® plan, the Company's service provider customers may purchase Services.Cover. These contracts are structured differently from the enterprise agreements, as service providers have different needs. In the service provider environment, the provider generally manages its own service for issues relating to its subscribers (e.g., a customer cannot access the Internet or a voice line goes down), but expects virtually 24/7 expert support for network-critical matters. Allied Telesis has integrated modularity in its Services.Cover contracts in order to customize the agreements based on the unique requirements of this client segment. In addition, Allied Telesis has partnered with IBM to facilitate service to this market. IBM's role is positioned between what the service provider handles itself and the specific level of advanced support that the Company supplies. Capitalizing on IBM's expertise and capabilities, this strategic partnership makes it possible for Allied Telesis to expand further into this market with the scalability that the Company needs.

Competition

Allied Telesis views the network technology markets as highly competitive, where the Company must be proactive and prepared for business everyday. As the network market continues to expand and undergo rapid technological change, Allied Telesis expects competition to intensify. However, the Group believes that the breadth of its product range provides it with a significant competitive advantage over many other suppliers of access networks. Allied Telesis has also established a solid product portfolio that can address enterprises and non-traditional service providers as well as the conventional Telcos. As entities beyond just the local telephone companies increasingly opt to deploy advanced solutions, such as IP Triple Play on a university campus or in an apartment building, Allied Telesis believes that it is well positioned to address these needs.

Figure 20 summarizes some of the companies that the Group may compete with, followed by a brief description of each. This is not an exhaustive collection of the Company's competitors; however, it is believed to represent the type of competition that Allied Telesis faces as it strives to further penetrate the Japanese, European, and North American regions.

Figure 20
Allied Telesis Holdings, K.K.
COMPETITIVE SNAPSHOT

	Allied Telesis	cisco	ProCurve	3com	FOUNDRY		TRANSITION NETWORKS	MICROSENS
Layer 3 Chassis/Modular Switches	■	■	■	■	■	■		
Layer 3 Fixed/Stackable Switches	■	■	■	■	■	■		
Layer 2 Fixed/Stackable Switches	■	■	■	■	■	■	■	
Layer 2 WebSmart Switches	■	■	■	■			■	■
Layer 2 Unmanaged Switches	■	■	■	■			■	■
Modular Enterprise WAN Routers	■	■	■	■				
Branch Office, SMB Access Routers	■	■	■	■				
Broadband Access Router	■	■	■	■				
Wireless	■	■	■	■	■	■		
Managed Media Conversion	■						■	■
Unmanaged Media Conversion	■						■	■
Copper NICs	■			■			■	■
Fiber NICs	■						■	■
Network Management Systems	■	■	■	■	■	■	■	■

Source: Allied Telesis Holdings, K.K.

Cisco Systems, Inc.

Allied Telesis' launch of the SwitchBlade® x908 line enabled it to begin increasing market penetration versus Cisco's switching solutions. Cisco designs, manufactures, and sells IP-based networking and other products related to the information and communication technology industry, and provides services associated with these products and their use. Cisco markets a line of products for transporting data, voice, and video within buildings, across campuses, and around the world. Its core development areas are routing and switching, and its products are installed at corporations, public institutions, telecommunications companies, and businesses of all sizes. Cisco operates in five global segments: the U.S. and Canada, Europe, Emerging Markets, Asia Pacific, and Japan. Cisco's umbrella of operations includes its Linksys Division (established in 2003) and Scientific Atlanta (acquired in 2006).

HP ProCurve Networking

HP ProCurve Networking is a division of the Hewlett-Packard Company (HPQ-NYSE). HP ProCurve provides solutions, products, and services for wired and wireless networks. Its "Adaptive Networks" vision enables customers to implement an open, standards-based network infrastructure that adapts to the changing needs of users, applications, and organizations. In April 2008, HP ProCurve began integrating its ProCurve Identity Driven Manager (IDM) policy management tool with Microsoft Corp.'s (MSFT-NASDAQ) Network Access Protection policy enforcement technology built into the Windows Vista® and Windows® Server 2008 operating systems. This move was designed to improve network protection against potential security threats. HP ProCurve is also beginning to incorporate IPv6 capabilities in its products. However, Allied Telesis believes that its feature sets still exceed those of HP ProCurve.

3Com Corporation

3Com (COMS-NASDAQ) targets its networking solutions to enterprise and small businesses worldwide. In 2007, 3Com acquired 100% its former China-based joint venture, H3C Technologies Co., Ltd. As such, the company now has more than 1,400 issued patents in the U.S. and nearly 50 in China. 3Com's portfolio includes wireless access products, standalone and stackable switches, core switches, interoperability-tested routers, standards-based convergence applications, and IP phones. 3Com's TippingPoint division manages security of network infrastructure and introduced the first Intrusion Prevention System (IPS) in 2002. 3Com markets and deploys its solutions through a worldwide distribution system comprising channel partners, systems integrators, and service providers.

Foundry Networks, Inc.

Foundry Networks (FDRY-NASDAQ) provides enterprises and service providers with switching, routing, security, and application traffic management solutions, including edge and backbone Ethernet switches, Web and content-aware application switches, network-wide security solutions, wireless LAN and access points, wide area access routers, and Internet provider edge and service provider core **multi protocol label switching (MPLS)** routers. Foundry believes that its products offer advanced network processor technology and switch design, enhanced feature sets, network-wide security, scalable architectures, and top customer support. In April 2008, Foundry was awarded the "Best of Interop" Green Award for its ability to minimize power, space, and cooling consumption in its switching, routing, and application delivery controller (ADC) product set and solutions.

Extreme Networks, Inc.

Extreme Networks is a provider of network infrastructure equipment for corporate, government, education, and healthcare enterprises, as well as metropolitan telecommunications service providers. The company designs, builds, and installs Ethernet infrastructure solutions. Extreme focuses on enterprises and service providers that demand high-performance converged networks supporting voice, video, and data over a wired and wireless infrastructure. In 2005, Frost & Sullivan named Extreme the winner of its Product Line Strategy Award for the enterprise switch market.

Transition Networks, Inc.

Transition Networks, a wholly owned subsidiary of Communications Systems, Inc. (JCS-AMEX), manufactures media and rate conversion products for telecommunications networks. Its media conversion technologies include many networking protocols, such as Ethernet, Fast Ethernet, Gigabit, and T1/E1, among others. Additionally, in 2005, MiLAN Technologies integrated with Transition Networks, providing the company with MiLAN's brand of multilayer switching products. Transition Networks has resellers in 50 countries, and some of its end users include 3M Company (MMM-NYSE), Cisco Systems, Nortel Networks, and Siemens. In June 2008, the company introduced a new 24-port, carrier-grade fiber access switch that was designed with operations, administration, and maintenance capabilities to ease the delivery of carrier Ethernet and Triple Play services.

Microsens GmbH & Co. KG

Microsens supplies optical networking equipment and transmission systems for telecommunications, data, and network technologies. Microsens' fiber optic products encompass wavelength multiplexing, fiber-to-the-office, high-speed access, and industrial solutions using specific industrial switches that enable ring connectivity of several terminals for redundant operation. Its business areas include enterprise networks, enterprise access, industrial solutions, and MANs. Supported locally by professional partners responsible for distribution and systems integration, Microsens' products have been used by enterprises, French municipalities, universities, and approximately 12 FIFA World Cup stadiums. New product launches include an end-to-end IP Triple Play solution for FTTH using a residential gateway and a 24-port fiber switch as well as industrial switches that are protected against dust, splashed water, and temporary submersion into water.

Potential Milestones

Allied Telesis is focused on building a profit-making structure and enhancing its international sales while continuing to reduce manufacturing costs and sales administrative expenses. Throughout the remainder of 2008, the Company intends to further enhance its traditional network products business as well as expand IP Triple Play-related segments. Allied Telesis is working toward the following milestones during 2008:

- Increased market share through products for Gigabit networks;
- Increased profit by continuing cost reduction;
- Cooperation with major companies to progress the IP Triple Play operations;
- Furthered R&D of network products; and
- Increased efficiency of business management.

Key Points to Consider

- Allied Telesis delivers advanced, cost-effective, end-to-end Internet protocol (IP)/Ethernet-based networking solutions and services that meet current requirements as well as scale to meet the business demands of tomorrow. To the Company's knowledge, it is one of only a few network device vendors in the world that has operations ranging from developing, manufacturing, and marketing high-speed, high-capacity network equipment to providing expert service solutions.

- Allied Telesis comprises 40 companies operating in 21 countries, which includes eight research and development (R&D) centers; multiple production facilities; worldwide sales, marketing, and services offices; and global partnerships with contract manufacturers, distributors, resellers, and systems integrators. The Group leverages a global design and manufacturing competency while offering the advantages of local, hands-on customer service—a localized global approach to product development and delivery.

- Allied Telesis can operate in three roles: (1) as a consultant to conduct a cost-benefit analysis of a proposed networking system; (2) as an equipment supplier, designing, developing, and manufacturing specific devices for a system; or (3) as a customized one-stop solution to handle the entire process from design and installation to network operation.

- At present, the Company markets over 700 active products that address network needs from the core level to the customer premise equipment (CPE). One of Allied Telesis' most critical new products is the SwitchBlade® x908, which was launched in Japan and Europe in 2007 and in the U.S. in 2008. The SwitchBlade® x908 is a high-performance, high-capacity, scalable core switch that the Company believes is competitive in terms of price and feature set to other switches of this type on the market. In Japan and Europe alone during the first half of 2008, purchase commitments for the SwitchBlade® x908 totaled approximately $9.5 million for the Company.

- Since 2003, Allied Telesis has offered an integrated voice, video, and data (IP Triple Play) network solution over both conventional copper and next-generation fiber optic infrastructure. To date, the Company has been awarded contracts to support IP Triple Play for over 100 service providers in the U.S., Japan, and Europe—totaling over 500,000 IP Triple Play deployments and millions of committed lines and ports.

- Allied Telesis' current 32,000 customers include service providers, incumbent telecommunications companies, competitive carriers, independent operating companies (IOCs), housing associations, public utilities, municipalities, enterprises, small and medium businesses (SMB), governments, school systems, hotels, and hospitals.

- The global marketplace for information and communication technologies is expected to exceed $3.7 trillion in 2008 and $4 trillion by 2011, according to a study released in May 2008 by the World Information Technology and Services Alliance. The study documented that within this market, communications technologies comprised more than 57%, or $1.9 trillion, of spending in 2007.

- The Company has been issued more than 100 patents worldwide since 1998, holds nearly 40 additional patents and patent applications through its U.S. subsidiary, and also maintains a variety of trademarks.

- Allied Telesis believes that the cumulative knowledge of the networking business that its leadership teams and engineers have obtained from over 20 years in the industry enables them to quickly integrate unique technologies into network solutions. Moreover, the Company's personnel continue to innovate, adding value to products through new features such as virtual chassis stacking (VCS) and Ethernet Protection Switched Ring (EPSR), and have shown the ability to execute needed transitions in business strategy based on industry trends.

- Allied Telesis had 2007 net sales of ¥53.8 billion (approximately $480 million at December 31, 2007). On June 30, 2008, the Group had cash and equivalents of roughly ¥2.3 billion (about $21 million).

Historical Financial Results

The Group strives to sustain its revenue while continuously aiming to generate more profitable revenue. Table 13 (below and continued onto page 50) and Table 14 (page 51) provide a summary of Allied Telesis' key historical financial statements: its Consolidated Balance Sheets and Consolidated Profit and Loss Accounts. Each of these Tables is computed in U.S. dollars ($), using the exchange rate of US$1 = ¥105. For copies of the Company's most recent financial statements denominated in Japanese yen (¥), please consult Allied Telesis. In addition, Table 15 (page 52) summarizes the Company's largest shareholders.

Table 13
Allied Telesis Holdings, K.K.
FIRST QUARTER CONSOLIDATED BALANCE SHEETS

Exchange Rate	105.00		105.00				105.00	
	Previous First Quarter (March 31, 2007)		**Current First Quarter (March 31, 2008)**		**Increase and decrease**		**Previous Consolidated Accounting Term (Dec. 31, 2007)**	
Items	**Amount (1,000US$)**	**Ratio (%)**	**Amount (1,000US$)**	**Ratio (%)**	**Amount (1,000US$)**	**Ratio (%)**	**Amount (1,000US$)**	**Ratio (%)**
(Assets)								
I. Current Assets								
1. Cash and Deposits	43,199		26,531		(16,668)	(38.6)	30,844	
2. Bills and Accounts receivable	100,686		105,220		4,534	4.5	112,340	
3. Marketable securities	1,479		0		(1,479)	(100.0)	1,095	
4. Inventory assets	84,781		69,871		(14,910)	(17.6)	72,538	
5. Other	21,160		22,172		1,012	4.8	14,061	
Allowance for bad debt	(6,087)		(7,614)		(1,528)	25.1	(7,908)	
Total Current Assets	245,219	81.5	216,179	84.0	(29,039)	(11.8)	222,970	83.5
II. Fixed Assets								
1. Tangible fixed assets								
(1) Tools and equipment	16,244		7,968		(8,276)	(50.9)	9,227	
(2) Other	21,964		22,999		1,035	4.7	23,704	
Total Tangible Fixed Assets	38,208	12.7	30,968	12.1	(7,241)	(19.0)	32,931	12.3
2. Intangible Fixed Assets			—					
(1) Others	3,784		2,440		(1,343)	(35.5)	2,985	
Total Intangible Fixed Assets	3,784	1.2	2,440	0.9	(1,343)	(35.5)	2,985	1.1
3. Investment and Other Assets								
(1) Investment securities	6,123		712		(5,411)	(88.4)	650	
(2) Others	7,803		6,937		(865)	(11.1)	7,521	
Allowance for bad debt	(118)		—		118	(100.0)	—	
Total of Investment and Other Assets	13,808	4.6	7,650	3.0	(6,158)	(44.6)	8,171	3.1
Total of Fixed Assets	55,800	18.5	41,058	16.0	(14,742)	(26.4)	44,087	16.5
Total Assets	301,019	100.0	257,237	100.0	(43,782)	(14.5)	267,057	100.0

Source: Allied Telesis Holdings, K.K.



Table 13 cont.
Allied Telesis Holdings, K.K.
FIRST QUARTER CONSOLIDATED BALANCE SHEETS

Exchange Rate	105.00		105.00				105.00	
	Previous First Quarter (March 31, 2007)		**Current First Quarter (March 31, 2008)**		**Increase and decrease**		**Previous Consolidated Accounting Term (Dec. 31, 2007)**	
Items	**Amount (1,000US$)**	**Ratio (%)**	**Amount (1,000US$)**	**Ratio (%)**	**Amount (1,000US$)**	**Ratio (%)**	**Amount (1,000US$)**	**Ratio (%)**
(Liabilities)								
I. Current Liabilities								
1. Bills and payable and Accounts payable	58,941		53,578		(5,363)	(9.1)	45,745	
2. Short-term Loan	30,253		17,082		(13,171)	(43.5)	34,963	
3. Long-term Loan repayable within one year	24,224		8,122		(16,102)	(66.5)	10,297	
4. Corporate Bonds redeemable within one year	2,552		1,238		(1,314)	(51.5)	2,514	
5. Accrued expenses	21,892		14,779		(7,113)	(32.5)	16,448	
6. Accrued corporate income tax	3,019		1,051		(1,968)	(65.2)	3,905	
7. Deferred tax liabilities	28		—		(28)	(100.0)	—	
8. Allowance for bonus payable	3,905		3,165		(740)	(18.9)	1,854	
9. Other	20,720		23,359		2,638	12.7	16,572	
Total Current Liabilities	165,534	55.0	122,374	47.6	(43,159)	(26.1)	132,299	49.6
II. Fixed Liabilities								
1. Corporate bonds	1,238		—		(1,238)	(100.0)	—	
2. Long-term loan	23,972		3,668		(20,304)	(84.7)	4,452	
3. Deferred tax liabilities	298		105		(193)	(64.8)	93	
4. Allowance for retirement	5,763		6,051		288	5.0	5,831	
5. Other	385		479		95	24.6	657	
Total of Fixed Liabilities	31,656	10.5	10,304	4.0	(21,353)	(67.5)	11,033	4.1
Total Liabilities	197,190	65.5	132,678	51.6	(64,512)	(32.7)	143,331	53.7
(Net Assets)								
I. Shareholder's Equity								
1. Capital	85,687	28.4	93,382	36.3	7,695	9.0	93,382	35.0
2. Capital surplus	105,977	35.2	113,672	44.2	7,695	7.3	113,672	42.5
3. Accumulated profit	(88,117)	(29.3)	(91,558)	(35.6)	(3,441)	3.9	(86,883)	(32.5)
4. Treasury stock	(115)		(115)		(0)	0.1	(115)	—
Total Shareholders' Equity	103,432	34.3	115,380	44.9	11,949	11.6	120,055	45.0
II. Valuation and Translation Adjustments								
1. Other appraisal gain/(loss) on marketable securities	309	0.2	27	—	(281)	(91.1)	11	—
2. Deferred gain/(loss) on hedging instruments	192		—		(192)	(100.0)	—	—
3. Foreign currency translation adjustment account	(698)	0.2	6,721	2.6	7,419	(1,063.1)	1,229	0.4
Total of appraisal and Translation Adjustments etc.	(197)		6,748	2.6	6,945	(3,523.6)	1,240	0.4
III. Warrants	594	0.2	2,431	0.9	1,836	308.9	2,431	0.9
Total Net Assets	103,829	34.5	124,559	48.4	20,730	20.0	123,725	46.3
Total Liabilities and Net Assets	301,019	100.0	257,237	100.0	(43,782)	(14.5)	267,057	100.0

Source: Allied Telesis Holdings, K.K.

Table 14
Allied Telesis Holdings, K.K.
FIRST QUARTER CONSOLIDATED PROFIT AND LOSS ACCOUNTS

Exchange Rate	105.00		105.00				105.00	
	Previous First Quarter (Jan. 1 to Mar. 31, 2007)		**Current First Quarter (Jan. 1 to Mar. 31, 2008)**		**Increase and decrease**		**Prev. Consolidated Accounting Term (Jan. 1 to Dec. 31, 2007)**	
Items	**Amount (1,000US$)**	**Ratio (%)**	**Amount (1,000US$)**	**Ratio (%)**	**Amount (1,000US$)**	**Ratio (%)**	**Amount (1,000US$)**	**Ratio (%)**
I. Sales	125,663	100.0	119,684	100.0	(5,979)	(4.8)	513,330	100.0
II. Cost of Sales	66,670	53.1	61,975	51.8	(4,695)	(7.0)	279,138	54.4
Gross profit margin	58,993	46.9	57,709	48.2	(1,284)	(2.2)	234,192	45.6
III. Selling, General, and Administrative Expenses	58,999	47.0	48,972	40.9	(10,027)	(17.0)	220,346	42.9
Operating Income/(Loss)	(7)	(0.1)	8,737	7.3	8,743	—	13,846	2.7
IV. Non-operating income/(Loss)	1,645	1.3	202	0.2	(1,444)	(87.7)	1,639	0.3
1. Interest received	177		122		(55)	(31.2)	704	
2. Dividend received	1		1		0	14.6	1	
3.	—		30		30	—	—	
4. Others	1,467		48		(1,419)	(96.7)	934	
V. Non-operating Expenses	1,087	0.8	13,181	11.0	12,094	—	8,384	1.6
1. Interest paid	514		1,147		633	123.1	3,868	
2. Foreign exchange loss	414		12,010		11,596	—	2,351	
3. Valuation loss on foreign exchange contract	47		—		(47)	—	248	
4. Equity in loss of affiliates	12		—		(12)	—	44	
5. Compliance expense	—		—		—	—	738	
6. Others	99		23		(76)	(76.3)	1,136	
Ordinary Income/(loss)	552	0.4	(4,242)	(3.5)	(4,794)	—	7,100	1.4
VI. Extraordinary Income	11	—	13	—	1	9.7	7,089	1.4
1. Gain on sale of fixed assets	0		12		12	—	154	
2. Gain on sale of investment securities	11		—		(11)	—	6,057	
3. Reversal of allowance for doubtful accounts	—		0		0	—	527	
4. Reversal of allowance for Warrants	—		—		—	—	87	
5. Others	—		—		—	—	264	
VII. Extraordinary loss	725	0.6	69	0.1	(656)	(90.5)	7,950	1.5
1. Loss on sale of fixed assets	—		0		0	—	19	
2. Loss on disposal of fixed assets	14		13		(1)	(9.2)	163	
3. Appraisal loss on securities investments	—		—		—	—	3	
4. Loss on sales of investment securities	—		—		—	—	4	
5. Impairment loss	—		—		—	—	3,735	
6. Loss on redemption of bonds	—		—		—	—	552	
7. Restructuring expenses	—		—		—	—	1,405	
8. Litigation-related expenses	—		—		—	—	1,002	
9. Others	711		56		(655)	(92.1)	1,067	
Net income/(loss) before tax adjustment	(161)	(0.2)	(4,298)	(3.6)	(4,137)	—	6,239	1.3
Tax Expenses	796	0.6	377	0.3	(420)	(52.7)	5,816	1.1
Loss of minority shareholders	146	(0.2)	—	—	(146)	—	—	—
Net Income/(Loss)	(811)	(0.6)	(4,675)	(3.9)	(3,864)	—	423	0.1

Source: Allied Telesis Holdings, K.K.

Table 15
Allied Telesis Holdings, K.K.
MAJOR SHAREHOLDERS

Rank	Major Shareholders	Shares	%
1	Takayoshi Oshima	35,060,000	22.36
2	Oshima General Holdings No. 1 LLC	3,500,000	2.23
3	Oshima General Holdings No. 2 LLC	3,500,000	2.23
4	Oshima General Holdings No. 3 LLC	3,500,000	2.23
5	Japan Securities Finance Co., Ltd.	2,568,900	1.64
6	CPNY International	1,340,900	0.86
7	SBI e trade Securities	1,334,800	0.85
8	Risona Bank	1,150,000	0.73
9	Barclays Bank PLC	960,900	0.61
10	BNP Paribas Securities Japan Ltd.	923,500	0.59
	All Others	102,987,421	65.67
	Total	**156,826,421**	**100**

Source: Allied Telesis Holdings, K.K.

Risks

Some information in this Executive Informational Overview® (EIO®) relates to future events or future business and financial performance. Such statements can be only predictions and the actual events or results may differ from those described. The content of this EIO® with respect to Allied Telesis has been compiled primarily from information available to the public and released by the Company through various publications. Allied Telesis is solely responsible for the accuracy of that information. Information about other companies has been prepared from publicly available documents and has not been independently verified by the Company. For more information about Allied Telesis, please refer to the Company's website at www.at-global.com.

One should carefully consider the risks and the information about Allied Telesis' business described below. One should not interpret the order in which these considerations are presented as an indication of their relative importance. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known or those it currently considers immaterial may also have an adverse effect on its business. If any of the matters discussed in the accompanying risk factors were to occur, Allied Telesis' business, financial condition, results of operations, cash flows, or prospects could be materially adversely affected. The statements on future possibilities and assumptions within the descriptions below are based on the Group's assessment as of June 30, 2008.

Risks Related to Political Situations

Allied Telesis has production bases in China and Singapore. In the event that unanticipated changes in the political or legal environments or in the economic or other circumstances of these countries disrupt production activities, the operations of the Group could be adversely affected.

Risks Related to Suppliers

The Group's products utilize many precision electronic components, such as integrated circuits, memory chips, and optical devices. In order to ensure a stable supply of these components, the Company maintains close relationships with its suppliers and is constantly engaged in collecting information about new products and other developments. Nevertheless, these components have a tendency to be affected by the global balance of supply and demand. In the event that a sudden change in the balance of supply and demand (e.g., increases in demand from certain industries or regions or decreased supply due to disasters or other unexpected events) disrupts the ability to procure these components, the operations of the Group could be adversely affected.

Risks Related to Legal Regulations

Allied Telesis currently has bases of operations in 21 countries around the world. There are various safety, environmental, and other standards in each of these countries, and the Group provides products that conform to the relevant standards and regulations. In the event that amendments to these standards and regulations disrupt the manufacture or sale of the Company's products, Allied Telesis' operations could be adversely affected.

Risks Related to Quality

The Group is engaged in thorough quality control with respect to the products it delivers, but it is difficult to completely eliminate risks related to quality. In the unexpected event of an accident or other incident related to quality, the Company could be subjected to claims for compensation and could suffer damage to its reputation, regardless of whether or not the Group is actually at fault for the occurrence, which could adversely affect Allied Telesis' operations.

Risks Related to Exchange Rates

The Group currently has bases of operations in 21 countries around the world. Its overseas sales account for approximately 50% of its consolidated sales (as illustrated in Figure 3 [page 14]). Moreover, the main settlement currency for the Company's purchases of parts, products, and other supplies in Japan is the dollar, so the business is vulnerable to changes in the exchange rate. The Group hedges exchange risk through exchange contracts, but it is difficult to completely eliminate such risk. In the event of a sudden fluctuation in exchange rates, Allied Telesis' operations could be adversely affected.

Risks Related to Competition

Declining market prices and ever-shortening product cycles are especially pronounced in the network-related products market to which the Company belongs. The Group is introducing value-added products to the market and investing in new technologies, among other things, to improve its competitiveness while also making efforts to reduce costs. However, in the event of further drops in product prices or changes in IT-related investment trends within the industry, the operations of the Group could be adversely affected.

Risks Related to Disasters and Other Unexpected Events

Allied Telesis' worldwide facilities could incur devastating damages in the event of natural disasters (e.g., earthquakes) or terrorist acts in these areas. If any unexpected event such as these happens, it could require that the Company suspend operations at the affected location and also incur considerable expenditures for equipment repair and replacement, which could adversely affect the operations of the Group.

Risks Related to Dependence on Particular Individuals

The Group depends on its chairman and chief executive officer (CEO), Mr. Takayoshi Oshima (biography on page 10), for the promotion of the business. As the CEO of Allied Telesis, he has substantial influence over decisions related to management strategies and the execution of the business. As such, in the event that he is unable to perform his duties as CEO due to some reason or another, the operations of the Company could be severely and adversely affected.

Recent Events

The following summary of recent events includes those pertaining to Allied Telesis' corporate headquarters in Tokyo, Japan, as well as important announcements from the Group's regional operations. Additionally, the Company is frequently the subject of news articles from a variety of sources, such as IT PRO, which provides the UK with information technology (IT) news, reviews, advice, and peer-to-peer information, *Forbes*, and MSN Money, among many others. Links to these articles are located on the Company's News page at www.at-global.com.

08/19/2008 (Japan)—Allied Telesis Holdings, K.K. reported earnings results for the first half year to June 30, 2008. The Company reported that net loss improved from (¥566 million) in the first half of 2007 to a profit of ¥7 million for the six-month period ended June 30, 2008. Revenue decreased 8.1% to ¥24.4 billion. Operating loss improved from (¥225 million) to a profit of ¥892 million, and ordinary profit fell from ¥93 million to a loss of (¥56 million) in the 2008 period.

08/04/2008 (Switzerland)—Allied Telesis announced that it joined the partner ecosystem supporting Microsoft Network Access Protection technology. Network Access Protection is a policy enforcement technology built into the Windows Vista® and Windows® Server 2008 operating systems that allows customers to better protect network assets from unhealthy computers by enforcing compliance with network health policies. Allied Telesis' solution supports Network Access Protection by enforcing user access based on network policy rules. Network Access Protection is currently available on a range of Allied Telesis' Layer 2 and Layer 3 switches.

07/15/2008 (Switzerland)—Announced the introduction of AT-SPEX, its new extended-reach, Gigabit multi-mode fiber Small Form Pluggable (SFP) module. The AT-SPEX can give companies Gigabit Ethernet connectivity for a distance of up to two kilometers without needing to replace existing cabling. This could benefit companies with multi-mode fiber, which cannot carry Gigabit Ethernet traffic farther than approximately 220 meters.

06/10/2008 (U.S.)—Announced a new network service provider (NSP) division in North America, augmented by a new management team. This new division is focused on an improved understanding of the needs of the service provider customer base and an alignment with their business interests. The new members selected to lead this division include Mr. Thor Johnson, general manager of NSP Global; Mr. Eric Floyd, senior vice president of global service provider sales and marketing; and Mr. Bill Allen, vice president, sales and operations, NSP North America.

06/10/2008 (U.S.)—Announced a new deployment in Huntsville, Arkansas. Madison County Telephone, an independent operating company (IOC), turned up its 14th node of Allied Telesis' integrated Multiservice Access Platform (iMAP). The iMAP is presently delivering copper services, with IP Triple Play planned in the next phase of deployment.

05/30/2008 (Japan)—Announced that its Board of Directors was resolved to merge the consolidated subsidiaries, Allied Telesis K.K. and corega K.K., effective on January 1, 2009.

05/22/2008 (Switzerland)—Announced details of the AT-GS900/16 and the AT-GS900/24, two new unmanaged 10/100/1000T Gigabit Ethernet switches with 16 and 24 ports, respectively. The Company has had success on a global scale with its cost-effective AT-GS900 family, and the two new devices were introduced to replace existing switches in this family. They enable customers to upgrade networks to Gigabit Ethernet from Fast Ethernet at a competitive price and benefit from a number of new features.

05/15/2008 (Japan)—Allied Telesis gave notice that, at its Board of Directors meeting, the Company would issue the Stock Acquisition Rights as Stock Options pursuant to Article 236, 238, and 239 of the Corporate Law, approved at the ordinary general shareholders meeting held on March 25, 2008.

05/12/2008 (Japan)—Announced that it entered into a Distribution Agreement with Extricom (Israel), which develops and markets high-end wireless LAN systems. Allied Telesis launched Extricom's wireless LAN (WLAN) switch "EXSW Series" and WLAN access point "AP EXRP Series."

04/18/2008 (U.S.)—Announced the U.S. launch at Interop Las Vegas of the SwitchBlade® x908 and AT-x900-12XT/S, a new addition to the Company's x900 series of core switches.

03/21/2008 (Japan)—Announced that Allied Telesis, its group companies in Japan (Allied Telesis K.K., Allied Telesis R&D Center K.K., Allied Telesis Networks K.K., and Root, Inc.), and the Fujisawa Office and Customer Center (Yokohama City) of Allied Telesis K.K. acquired the international standard of Information Security Management System (ISO/IEC 27001:2005) and the international standard of Environmental Management System (ISO 14001:2004) in February 2008 and March 2008, respectively.

02/27/2008 (Switzerland)—Announced its participation as a Silver Sponsor at the fiber-to-the-home (FTTH) Council Europe conference (http://paris.europeftthcouncil.com/). Allied Telesis launched two new products at the show: (1) the FX20BX (AT-TN-139-A), a 20-port bi-directional FTTH/B service module for its iMAP family; and (2) the AT-iBG915FX, a fiber-to-the-business (FTTB) intelligent Business Gateway (iBG). In addition, Allied Telesis showcased its range of intelligent Media Gateways (iMGs); iMAPs; and the x900 advanced multilayer 10 Gigabit Ethernet (10GbE) switches.

02/01/2008 (Switzerland)—Announced a new family of stackable Layer 2 managed Gigabit switches, the 8000GS series. Following in the footsteps of Allied Telesis' AT-8000S Layer 2 Ethernet switch series, the AT-8000GS is currently the only Layer 2 managed Gigabit switch range on the market that features true (not virtual) stacking. This capability delivers superior performance for small and medium businesses (SMBs) and enterprises at a very competitive price. The 8000GS family includes two 24-port models, with or without Power over Ethernet (PoE), and a 48-port model.

11/28/2007 (Switzerland)—Announced that it launched its new iBG, the iBG900 series. Designed for indoor installation, the new gateway can deliver high-performance broadband for business applications.

10/30/2007 (Switzerland)—Announced details of the AT-9424T, the Company's new 24-port, entry-level Layer 3 Gigabit Ethernet switch. Its low price makes it ideal for small companies and educational institutions that can save money by buying just the features they need in the short term, upgrading to higher-end switches as they grow.

09/24/2007 (Switzerland)—Announced participation at the Broadband World Forum Europe (October 8-11, 2007, in Berlin, Germany), where Allied Telesis introduced an array of new solutions and technologies. The Company showcased its latest offerings in FTTH, Internet protocol television (IPTV), and migration solutions toward next-generation broadband services. Allied Telesis also sought to further strengthen its relationships with operators and service providers from across Europe, the Middle East, and Africa (EMEA) and to initiate new business partnerships.

09/20/2007 (Japan)—Announced that it participated in the 24th APAN meeting in Xi'an, China, (August 29-30, 2007) to demonstrate the advanced medical services led by AQUA (Asia-Kyushu Advanced Medical Network). The Company assisted with building secure, virtual private networks (VPNs) and establishing video transmission using Layer 2 Gigabit switches and high-speed broadband routers. AQUA is a medical network project that has been operational since 2002. It aims to send advanced medical information from Fukuoka, Kyushu, to the Asia-Pacific region. APAN is an international consortium established in 1995 to promote international cooperation via the spread of computer networks between Asia-Pacific countries.

09/19/2007 (Switzerland)—Announced the availability of its latest software version, Release 10, for iMAP. Release 10 significantly enhanced the portfolio of Voice over IP (VoIP) features available in the iMAP chassis.

07/19/2007 (Switzerland)—Announced the launch of the AT-x900-48FS, an advanced Layer 3 switch. The high-density device with a low cost per port is believed to be appropriate for both FTTH and fiber-to-the-desk (FTTD) applications. With a next-generation switching core for wire speed IPv4 and IPv6 routing, the AT-x900-48FS is supplied with several functions to ensure that service and resilience are paramount. These range from AC or DC hot swappable power supplies to a robust hardware design with extended operating temperatures of up to 50°C (122°F).

07/16/2007 (Switzerland)—Announced the launch of the AT-FS750/48, a Fast Ethernet WebSmart switch. With its high port density, the AT-FS750/48 is particularly suitable for use in computer rooms where space is limited. The new AT-FS750/48 combines the simplicity of unmanaged switches with easy-to-use, web-based management functionality.

07/12/2007 (Singapore)—Announced that Mydin Mohamed Holdings, Malaysia's largest local wholesaler, began deployment of a network solution from Allied Telesis to deliver timely communication, value-added customer service, and efficient data management.

07/11/2007 (Switzerland)—Announced details of its Rapier 48w (AT-RP48w), a combination of switch and router in a single device for wide area network (WAN) connectivity with up to 50 LAN ports. The new Layer 3 switch featured 48 10/100TX Fast Ethernet ports, two SFP Gigabit uplinks, and a Network Services Module for WAN connectivity. Allied Telesis developed the Rapier 48w especially for service providers using legacy backhaul technology. It enables the expansion of their customer base with a range of new services without the need for major infrastructure investments.

07/09/2007 (Switzerland)—Announced the launch of the AT-GS950/48, a Gigabit Ethernet WebSmart switch for small office networks and workgroups.

07/04/2007 (Switzerland)—Announced its 2972 series of fiber Gigabit Network Interface Cards (NICs) that use the new PCI Express (PCIe) bus for improved performance. PCIe was designed specifically to deliver exceptional levels of performance and significantly more bandwidth versus the previous PCI-x bus. As a result, Allied Telesis developed the new 2972 range of NICs to fully leverage the advantages of the new bus. An additional boost to efficiency and speed is provided by the cards' 78Kb memory, which allows tasks to be offloaded by the host CPU, improving its performance.

06/18/2007 (Switzerland)—Announced the introduction of the SwitchBlade® x908.

06/14/2007 (Switzerland)—Announced availability of the AT-10408XP, a Layer 3 Gigabit Ethernet switch aggregating eight 10GbE switching ports. This switch is different from others addressing the 10GbE aggregation market due to its small form factor and it being a standalone device. Many other switches on the market aggregate multiple 10GbE uplinks in a chassis, making them both larger and significantly more costly. Other features distinguishing the AT-10408XP from the competition are its use of industry-standard XFP modules and the location of its eight ports on the unit's front panel to ensure easy access.

05/01/2007 (Switzerland)—Announced a new collaborative agreement with IBM focusing on the development of IPTV systems targeting telecommunications companies and network service providers worldwide.

04/26/2007 (Japan)—The Allied Telesis Capital Corp. subsidiary and Fox Cable Networks announced that entertainment programming from FX, the National Geographic Channel, Fox Movie Channel, FUEL TV, and Fox Reality along with popular sports programming from Fox Soccer Channel, Fox College Sports, Big Ten Network, and Fox Sports en Español was available at the U.S. Air Force Base in Yokota, Japan.

04/17/2007 (Italy)—Announced a joint business partnership with Telecom Italia S.p.A., Elsag S.p.A., and Selex Communications S.p.A., and was awarded the Consip S.p.A. tender (the Italian Central Purchasing Company for Public Administration) for the supply of telecommunication services, voice, data, and LAN for the Italian Public Administration.

04/10/2007 (Switzerland/U.S.)—Announced the launch of a new corporate website for the Allied Telesis, Inc. subsidiary at www.alliedtelesis.com. The site was completely redesigned and rebuilt to optimize its usability for customers and partners.

Appendix

Table 16 summarizes Allied Telesis' history and evolution into the global group that it is today.

Table 16
Allied Telesis Holdings, K.K.
HISTORY

Mar. 1987	System Plus Co. is established with ¥1 million capital stock.
Sep. 1987	The Company is renamed Allied Telesis K.K.
Dec. 1988	Capital stock is increased to ¥80 million.
Apr. 1990	Capital stock is increased to ¥99 million.
Feb. 1991	Allied Telesyn Intl. (Asia) Pte., Ltd. is established in Singapore.
Jun. 1995	Allied Telesyn Intl. Pty Ltd. is established in Australia.
Nov. 1995	Malaysia Sales Office opens.
Dec. 1995	Capital stock is increased to ¥502.75 million.
Jun. 1997	Capital stock is increased to ¥734 million.
Jul. 1997	Taiwan Representative Office is launched.
May 1999	Acquires a networking division from Teltrend Ltd. CentreCom Systems Ltd. is established in UK.
Jun. 2000	Allied Telesyn Europe Service S.r.l. is established in Italy.
	Allied Telesyn Korea Co., Ltd. is established in the Republic of Korea.
Jul. 2000	Allied Telesis K.K. is listed as "6835" on the Second Section of the Tokyo Stock Exchange.
Sep. 2000	Allied Telesis Engineering K.K. is established in Shinagawa, Tokyo.
Nov. 2000	Allied Telesis R&D Center Yamanashi K.K. is established in Kofu, Yamanashi. NACSE Japan Co. is established in Shinagawa, Tokyo.
Mar. 2001	Allied Telesyn Philippines Inc. is established in the Philippines as a software development base.
	Allied Telesyn International m.b.H is established in Austria.
Jun. 2001	Allied Telesyn International (Asia) Pte., Ltd receives ISO 14000.
Sep. 2001	Allied Telesis (Suzhou) Co., Ltd. is established in China.
Oct. 2001	Allied Telesyn Networks Inc., an R&D base, is established in North Carolina, U.S.
Jan. 2002	Allied Telesis International SA is established in Switzerland.
Feb. 2002	Allied Telesyn International S.L.U. is established in Spain.
Apr. 2002	Allied Telesis Engineering K.K. is renamed Allied Telesis Networks K.K.
Oct. 2002	Allied Telesyn New Zealand Ltd. is established in Christchurch, New Zealand.
Jul. 2004	Allied Telesis K.K. is renamed Allied Telesis Holdings, K.K. due to a transition to a holding company; Allied Telesis K.K. remains as a sales company along with a newly established Allied Telesis R&D Center K.K.
Mar. 2005	ROOT Inc., a wireless network development company, is made a subsidiary of the Company through a share exchange.
May 2005	Allied Telesyn Capital Corp. is established in the state of Washington, U.S., as a network management company.
Jun. 2006	Names of the U.S.-based subsidiaries are changed from Allied Telesyn to Allied Telesis.
Jun. 2007	Introduced the SwitchBlade® x908.
Mar. 2008	The Group companies in Japan acquired ISO/IEC 27001:2005 and ISO 14001:2004.
May 2008	Elected to merge Allied Telesis K.K. and corega K.K., effective January 1, 2009.
Jun. 2008	Established a new network service provider division in North America.

Source: Allied Telesis Holdings, K.K.

Glossary

10 Gigabit Ethernet (10GbE)—Built on the Ethernet technology used in most of today's local area networks (LANs), 10GbE offers a more efficient and economical approach to moving data on backbone connections between networks while also providing a consistent end-to-end technology. Using optical fiber, 10GbE can improve the data rate from 2.5 Gbps to 10 Gbps. It can interconnect LANs, wide area networks (WANs), and metro area networks (MANs).

Access Networks—Networks that connect directly to the end user or customer.

Analog—The technology in use for more than 50 years to transmit conventional radio and TV signals. Vinyl recordings and many cellular phones are examples of analog technology.

Backbone—The part of a network that handles the major traffic. It employs the highest-speed transmission paths in the network and may also run the longest distances. Smaller networks are attached to the backbone. A backbone can span a geographic area of any size from a single building to an office complex to an entire country.

Bandwidth—The amount of information or data that can be sent over a network connection in a given period of time. Bandwidth is usually stated in bits per second (bps), kilobits per second (Kbps), or megabits per second (Mbps).

Broadband—Commonly refers to high-speed Internet access. The Federal Communications Commission (FCC) defines broadband service as data transmission speeds exceeding 200 kilobits per second (Kbps), or 200,000 bits per second, in at least one direction: downstream (from the Internet to the user's computer) or upstream (from the user's computer to the Internet).

Chassis—A physical structure that holds everything or to which everything is attached. A computer's cabinet is often called the chassis.

Command Lines—A user's interface with a computer's operating system where the user responds to a visual prompt by typing in a command on a specified line, receives a response back from the system, and then enters another command, and so forth. The MS-DOS Prompt application in a Windows operating system is an example of a command line interface. Today, most users prefer the graphical user interface (GUI) offered by Windows, Mac OS, BeOS, and others. Typically, Unix-based systems offer both a command line interface and a GUI.

Core Switch—A high-capacity switch positioned in the physical core, or backbone, of a network. In general, a switch is a network device joining many systems together at a low-level layer of the network protocol. The core switch can interconnect edge switches, which are positioned at the network edge. In a local area network (LAN), a core switch serves to interconnect workgroup switches, relatively low-capacity switches that serve groups of workers in geographic clusters.

Customer Premise Equipment (CPE)—The terminal, equipment, and inside wiring located at a subscriber's premises that is connected to a carrier's communication channel(s) at the interconnection point.

Digital Subscriber Line (DSL)—A technology for bringing high-bandwidth information to homes and small businesses over ordinary copper telephone lines.

Ethernet—This term does not specify a unique technology but rather a family of technologies for local, metropolitan, and access networks covered by IEEE 802.3 standards. Data rates defined for operation over different media (coaxial, twisted pair, fiber optics, and wireless) are known as Ethernet at 10 Mbps, Fast Ethernet at 100 Mbps, Gigabit Ethernet at 1000 Mbps, and 10 Gigabit Ethernet (10GbE) at 10 Gbps.

Expansion Bays—Open areas inside the system unit that are used to install additional equipment.

Fiber Optic—An optical technology related to the transmission of light through transparent fibers for the transmission of data or communications or through fiber bundles for the transmission of images. Fiber optic technology offers high-bandwidth, small-space needs and protection from electromagnetic interference, eavesdropping, and radioactivity.

Fiber-to-the-Home (FTTH)—The deployment of fiber optic cable from a central office to a home.

Five 9s—99.999. In information technology (IT), a system should be operating 99.999% of the time, which equates to just over five minutes of downtime in a year.

Gateway—A device that converts one protocol or format to another or a device that acts as a go-between for two or more networks that use the same protocols. Also, an earth station and computer complex that switches data and voice signals between satellites and terrestrial networks.

Hot Swappable—Capable of being replaced while the system using it remains in operation.

Incumbent Local Exchange Carriers (ILECs)—In the U.S., the local exchange carrier (LEC) in an area that was providing telephone exchange services on the date of the enactment of the Telecommunications Act of 1996, and was deemed to be a member of the exchange carrier association pursuant to the Code of Federal Regulations (C.F.R.) Title 47, section 69.601(b) on that date. ILECs may also be any entity that, on or after the date of enactment, became a successor or assignee of a member already designated as an ILEC.

Internet Protocol (IP)—A standardized method of transporting information across the Internet in packets of data. It is the network layer protocol in the transmission control protocol (TCP)/IP communications protocol suite. Transmission control protocol (TCP) assembles the packets once they have been delivered to the intended location. The terms "IP network" and "TCP/IP network" are synonymous, although just "IP" is used more frequently.

IP Network—A network that uses IP, which is part of the TCP/IP suite. IP has become the global standard for networking, which includes the entire Internet, private LANs, and many carriers' data and voice networks. Any network that has not migrated to IP is considered a "legacy network." Today, Windows PCs default to TCP/IP.

IP Television (IPTV)—Delivers scheduled television programs and video-on-demand (VOD) content via IP and digital streaming techniques used to watch video on the Internet. In order to receive and decode the images in real time, the user requires either an IPTV set-top box or a software-based media player and a computer.

IP Triple Play—A data-voice-video service based entirely on IP, as Internet access, voice over Internet protocol (VoIP), and IP television (IPTV) can all use the same IP packet format.

Layer 2—The data link layer of the open system interconnection (OSI) seven-layer architecture. Layer 2 is concerned with moving data across the physical links in the network.

Layer 3—The third layer in the OSI architecture, the network layer (Layer 3) determines routing of packets of data from the sender to the receiver via the data link layer (Layer 2) and is used by the transport layer (Layer 4). The most common network layer protocol is IP.

Local Area Network (LAN)—A group of computers and associated devices that share a common communications line and typically share the resources of a single processor or server within a small geographic area (e.g., within an office building).

Megabits Per Second (Mbps)—Not to be confused with MBps (megabytes per second), Mbps is a measure of bandwidth (the total information flow over a given time) on a telecommunications medium. Depending on the medium and the transmission method, bandwidth is also sometimes measured as Kbps (thousands of bits or kilobits per second) or Gbps (billions of bits or gigabits per second).

Merchant Silicon—Application-specific standard products produced by silicon vendors. Merchant silicon can offer several benefits over the alternative of developing equivalent technologies in-house, including cost savings and time-to-market advantages versus custom silicon development programs.

Metro Area Network (MAN)—A computer network usually spanning a campus or a city that connects LANs using high-speed backbone technologies. A MAN often provides connections to a WAN as well.

Multicast—To transmit data to multiple recipients on the network at the same time using one transmission stream to the switches, at which point data are distributed out to the end users on separate lines. In contrast, "unicast" entails a separate transmission stream from source to destination for each recipient. When sending large volumes of data, multicast saves considerable bandwidth over unicast.

Multi Protocol Label Switching (MPLS)—A data-carrying mechanism that belongs to the family of packet-switched networks. MPLS operates at an OSI Model layer that is generally considered to be between the traditional definitions of Layer 2 (data link layer) and Layer 3 (network layer), and thus is often referred to as a "Layer 2.5" protocol.

Network Interface Cards (NICs)—A computer circuit board or card that is installed in a computer so that it can be connected to a network.

Optical Transport—Leverages the ability to transport multiple wavelengths of light on one fiber span, enabling service providers to increase capacity by adding services to their existing fiber networks.

Plain Old Telephone Service (POTS)—Voice-grade telephone service that remains the basic form of residential and small business service connection to the telephone network in most parts of the world. The name is a reflection of the telephone service still available after the advent of more advanced forms of telephony, such as mobile phones and VoIP. It has been available almost since the introduction of the public telephone system in the late 19th century, in a form mostly unchanged to the normal user.

Power Over Ethernet (PoE)—A technology for wired Ethernet LANs that allows the electrical current necessary for the operation of each device to be carried by the data cables rather than by power cords.

Protocol—The format and procedure that governs the transmitting and receiving of data.

Rapid Spanning Tree Protocol (RSTP)—An enhancement to STP that enables faster reconvergence. See the entry for *Spanning Tree Protocol (STP)* below.

Redundancy—Having a secondary peripheral, computer system, or network device that takes over when the primary unit fails.

Redundant Networks—In IT, any computer, telecommunication, or system components that are installed as back up in case the primary resources fail.

Regional Bell Operating Companies (RBOCs)—The Bell telephone companies that were spun off of AT&T by court order in 1984.

Routers—A network device that connects two similar networks having the same network protocol. It also chooses the best path between two networks when there are multiple paths, based on the origin and destination address of the information being transmitted.

Second Section—(of the Tokyo Stock Exchange) Stocks on the Tokyo Stock Exchange are grouped into three different sections: (1) the First Section, which contains large companies; (2) the Second Section, which contains mid-sized companies; and (3) the Mothers (or Third) Section, which contains high-growth startup companies.

Server—This is a very fast computer with a large amount of RAM and storage space, and a fast network interface card (NIC), that stands at the heart of most networks. The file server controls the communication of information between the nodes on a network. The network operating system software resides on this computer, along with any software applications and data files that need to be shared.

Spanning Tree Protocol (STP)—A link management protocol that is part of the IEEE 802.1 standard for media access control bridges. STP provides path redundancy while preventing undesirable loops in a network, which occur when there are alternate routes between hosts. To establish path redundancy, STP creates a tree that spans all of the switches in an extended network, forcing redundant paths into a standby, or blocked, state. STP allows only one active path at a time between any two network devices (this prevents the loops) but establishes the redundant links as a backup if the initial link should fail.

Systems Integrators—An organization that builds systems from a variety of diverse components. With increasing complexity of technology, more customers want complete solutions to information problems, requiring hardware, software, and networking expertise in a multivendor environment.

T1 Connection—A 1.544 Mbps point-to-point, dedicated, digital circuit provided by the telephone companies. T1 lines are widely used for connecting a LAN to an Internet service provider. Monthly cost is typically based on distance.

Telecommunications—Any transmission, emission, or reception of signs, signals, writings, images, sounds, or intelligence of any nature by wire, radio, optical, or other electromagnetic systems.

Transmission Control Protocol/Internet Protocol (TCP/IP)—A communications protocol developed under contract from the U.S. Department of Defense to inter-network dissimilar systems. Invented by Vinton Cerf and Bob Kahn, this de facto Unix standard is the protocol of the Internet and the global standard for LANs and WANs, the major exception being the traditional networks of the telephone companies. However, telephone companies that deploy VoIP networks use TCP/IP as well.

Value-Added Reseller (VAR)—A company that adds features to an existing product, then resells it (usually to end users) as an integrated product or complete turn-key solution. This practice is common in the electronics industry, where a software application might be added to existing hardware.

Virtual Private Network (VPN)—A private network that is configured within a public network (a carrier's network or the Internet) in order to take advantage of the economies of scale and management facilities of large networks. VPNs are widely used by enterprises to create WANs that span large geographic areas, to provide site-to-site connections to branch offices, and to allow mobile users to dial their company LANs.

Voice Over IP (VoIP)—The technology used to transmit voice conversations over a data network using IP.

Wavelength Division Multiplexing (WDM)—A technology that multiplexes multiple optical carrier signals on a single optical fiber by using different wavelengths (colors) of laser light to carry different signals.

Wide Area Network (WAN)—A network or group of networks that span a large geographical area.

Wi-Fi—A logo from the Wi-Fi Alliance that certifies that network devices comply with the IEEE 802.11 wireless Ethernet standards. In the early 2000s, Wi-Fi/802.11 became widely used, and within a short time, all laptops and other handheld devices were equipped with built-in Wi-Fi. Earlier laptops can be Wi-Fi enabled by plugging in a Wi-Fi adapter via the USB port or PC card.

Wire Speed—The bandwidth of a particular transmission or networking system. When data are transmitted at wire speed, it implies that there is little or no software overhead associated with the transmission and that the data travel at the maximum speed of the hardware.

Wireless LAN (WLAN)—Allows a mobile user to connect to a LAN through a wireless (radio) connection.

Intentionally Blank.





Jeffrey J. Kraws and Karen B. Goldfarb
Phone: (609) 306-2274
Fax: (609) 395-9339
Email: eio@crystalra.com
Web: www.crystalra.com

Legal Notes and Disclosures: This report has been prepared by Allied Telesis Holdings, K.K. ("Allied Telesis" or "the Company") with the assistance of Crystal Research Associates, LLC ("CRA") based upon information provided by the Company. CRA has not independently verified such information. In addition, CRA has been compensated by the Company in cash of forty-two thousand five hundred dollars and one hundred and fifty thousand Warrants/Options for its services in creating this report, for updates, and for printing costs.

Some of the information in this report relates to future events or future business and financial performance. Such statements constitute forward-looking information within the meaning of the Private Securities Litigation Act of 1995. Such statements can be only predictions and the actual events or results may differ from those discussed due to, among other things, the risks described in Allied Telesis' public documents and other forms filed from time to time. The content of this report with respect to the Company has been compiled primarily from information available to the public released by Allied Telesis. The Company is solely responsible for the accuracy of that information. Information as to other companies has been prepared from publicly available information and has not been independently verified by Allied Telesis or CRA. Certain summaries of activities and outcomes have been condensed to aid the reader in gaining a general understanding. For more complete information about Allied Telesis, the reader is directed to the Company's website at www.at-global.com. This report is published solely for information purposes and is not to be construed as an offer to sell or the solicitation of an offer to buy any security in any state. Past performance does not guarantee future performance. Free additional information about Allied Telesis and its public filings, as well as free copies of this report, can be obtained in either a paper or electronic format by calling +81-3-5437-6000.

ALLIED TELESIS HOLDINGS K.K.

Summary of 1H Financial Results
(Fiscal 2008)

August 19,2008

This document is a partial English translation of the Japanese Financial Statement (Kessan Tanshin) which was filed at stock exchanges in Japan on August 19,2008.

ALLIED TELESIS HOLDINGS K.K.

Code Number: 6835
Shares Listed: Second Section of Tokyo Stock Exchange
(URL:http://www.at-global.com)
Head Office: Tokyo,Japan
Representative: Takayoshi Oshima,Cairman and CEO
Contact: Yoichi Hara,General Manager, Investor Relations Department
Tel:+81-3-5437-6007

1. Consolidated 1H Financial Results for Fiscal 2008 (From January 1,2008 to June 30,2008)

(1)Operating Results

(Rounded down to millions of yen,except per share data)

	Net sales	% change	Operating income	% change	Ordinary income	% change
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)
Fiscal 2008 1H ended June 30,2008	24,422	(8.1)	892	–	(56)	–
Fiscal 2007 1H ended June 30,2007	26,565	(3.4)	(225)	–	93	–
Fiscal 2007 year ended December 31,2007	53,899	(2.2)	1,453	–	745	–

	Net income	% change	Net income per share (Primary)	Net income per share (Diluted)
	(Millions of yen)	(%)	(yen)	(yen)
Fiscal 2008 1H ended June 30,2008	7	–	0.05	0.05
Fiscal 2007 1H ended June 30,2007	(566)	–	(4.21)	–
Fiscal 2007 year ended December 31,2007	44	–	0.30	0.30

Notes:Investment gains/losses on equity method:

6 months ended June 30,2008:	(0) million yen
6 months ended June 30,2007:	(1) million yen
Year ended December 31,2007	(4) million yen

(2)Financial Condition

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	(Millions of yen)	(Millions of yen)	(%)	(yen)
Fiscal 2008 1H ended June 30,2008	26,026	13,311	50.1	83.07
Fiscal 2007 1H ended June 30,2007	31,683	11,664	36.6	76.02
Fiscal 2007 year ended December 31,2007	28,040	12,991	45.4	81.23

(3)Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and ash equivalents at end of period
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
Fiscal 2008 1H ended June 30,2008	3,470	(192)	(3,314)	2,311
Fiscal 2007 1H ended June 30,2007	3,578	(1,723)	(1,612)	2,563
Fiscal 2007 year ended December 31,2007	5,361	(683)	(5,704)	2,662

2. Dividends

	Interim dividend per share	Year-end dividend per share	Dividend per share for the year
	(yen)	(yen)	(yen)
Year ended December 31,2007	–	–	–
Year ended December 31,2008	–	–	–
Year ended December 31,2008(Forecast)	–	–	–

3. Projection for Fiscal 2008 (January 1,2008 to December 31,2008)

	Net sales	% change	Operating income	% change	Ordinary income	% change
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)
Fiscal 2008 ending December 31,2008	50,400	(6.5)	1,920	32.1	780	4.7

	Net income	% change	Net income per share
	(Millions of yen)	(%)	(yen)
Fiscal 2008 ending December 31,2008	480	–	3.06

Notes:

1.Change in the scope of consolidation and application of the equity method: No

2.Change in accounting policy during the term: Yes

3.Number of shares issued and outstanding at the end of the term(consolidated):

6 months ended June 30,2008:	156,876,421 shares
6 months ended June 30,2007:	152,626,421 shares
Year ended December 31,2007	156,826,421 shares

1. Operating results

(1) Analysis of operating results

1. Operating results for the interim period under review

Net sales

In Japan, the company has been proactive in offering giga network solutions like the Switch Blade x908 core switch that we unveiled last year. Our systems business remained steady when compared with the prior year. However, sales in Japan totaled 12,789 million yen, down from 13,651 million yen a year earlier. With Japanese companies restraining their capital spending, sales in Japan failed to grow as expected. We have introduced the Switch Blade x908 in order to boost sales this fiscal year, and we began shipping this product in the second quarter. A large number of system projects are slated for the second half, and this should contribute to sales.

The economic situation in Europe and the Americas – particularly the US -- had been expected to deteriorate, but local currency-basis sales rose about 10% from a year earlier. Sales in Europe already rose last year, so they were roughly flat when compared with the same period a year earlier, but they are nevertheless continuing to grow steadily. In the network equipment segment, as in Japan, we have begun running promotions mainly for the Switch Blade x908, and this should contribute to future sales.

In the IP triple play segment, margins are improving and we are steadily increasing sales. Because of the stronger Japanese currency, yen-basis sales declined to 10,208 million yen from 11,311 million yen a year earlier.

The volume of sales in Asia/Oceania is smaller than our sales in other regions, but local currency-basis sales grew about 2% thanks to continued demand for networking equipment in emerging countries including China. As in Europe/Americas, yen-basis sales declined, falling to 1,423 million yen from 1,602 million yen a year earlier.

Operating income

Operating income swung to a positive 892 million yen (compared to a loss of 225 million yen a year earlier). Our gross margin on sales improved by 2.1 percentage points to 46.7% and we also worked to reduce selling, general and administrative expenses.

Ordinary income

At the ordinary income level, we recorded a loss of 56 million yen (compared to a profit of 93 million yen a year earlier). The yen strengthened to 106.42 yen/dollar from 114.15 yen/dollar at the prior year-end, resulting in a foreign exchange loss of 737 million yen.

Net income

Our net income for the period under review was 7 million yen (compared to a loss of 566 million yen a year earlier). We recorded a 34 million yen negative adjustment of prior year earnings as an extraordinary loss, but we also received tax refunds totaling 98 million yen.

Consolidated-basis results by geographic region for the interim period under review

(Units: ¥ million)

		Consolidated	Year earlier	Relative to year earlier
Net sales		24,422	26,565	91.9%
	Japan	12,789	13,651	93.7%
	Europe/Americas	10,208	11,311	90.2%
	Asia/Oceania	1,423	1,602	88.9%
Operating income		892	(225)	—
Ordinary income		(56)	93	—
Net income		7	(566)	—

Note: losses in parentheses

Guidance for the fiscal year ending December 2008

As shown by the fact that we have recorded profits at the operating level since the third quarter of last fiscal year, we are steadily becoming profitable.

In the second half of the year we will be proactive in offering giga network solutions like the Switch Blade x908 globally. We will work to secure even more orders through sales campaign targeting major companies, such as the medical market, the educational market and the public sector market.

We aim to secure even more sales by providing technical assistance to partner companies and collaborating with them in marketing. In the IP triple play segment we will continue to focus our marketing efforts primarily on higher margin transactions.

Our guidance for the year is based on an assumed foreign exchange rate of 105 yen/dollar.

Consolidated-basis guidance for the year ending December 2008

(Units: ¥ million)

	Net sales	Operating income	Ordinary income	Net income
Year ending December 2008	50,400	1,920	780	480
Year ended December 2007	53,899	1,453	745	44
Change (yen)	(3,499)	467	35	436
Change (%)	(6.5)	32.1	4.7	–

Note: losses in parentheses

(2) Cash flow

In the interim period under review, consolidated-basis cash flow from operating activities totaled 3,470 million yen, down from 3,578 million yen a year earlier. Net income before taxes and other adjustments improved from a year earlier, but accounts payable decreased.

Consolidated-basis cash flow used in investing activities totaled 192 million yen, down from 1,723 million yen a year earlier. We cancelled term deposits and we largely completed the capital investments associated with triple play services provided to the US air base at Yokota.

Consolidated-basis cash flow used in financing activities totaled 3,314 million yen, down from 1,612 million yen a year earlier. This was mainly due to a decline in short-term borrowing.

As a result, consolidated-basis cash and cash equivalents at the end of the interim period under review declined 251 million yen from a year earlier to 2,311 million yen.

Additional Information: Cash flow indicators

	June 2006	December 2006	June 2007	December 2007	June 2008
Shareholders' equity ratio (%)	27.7	25.2	36.6	45.4	50.1
Market value basis equity ratio (%)	64.5	43.4	36.1	25.1	41.0
Debt to cash flow ratio (%)	–	4.87	0.84	1.01	0.30
Interest coverage ratio (x)	–	5.8	30.5	4.7	14.4

Shareholders' equity ratio: shareholders' equity ÷ total assets

Market value basis equity ratio: market capitalization ÷ total assets

Debt to cash flow ratio (%): interest-bearing liabilities ÷ cash flow

(For interim periods, operating cash flow is annualized by multiplying actual figure by 2.)

Interest coverage ratio: operating cash flow ÷ interest paid

Note 1. All figures calculated using consolidated-basis financial data

Note 2. Market capitalization calculated based on number of outstanding shares after subtracting shares held by the company.

Note 3. Operating cash flow used for cash flow.

Note 4. Interest-bearing liabilities include all liabilities on which interest is paid as presented in the interim consolidated statement of financial condition.

(3) Basic policy concerning the distribution of profits and dividend distributions for the current fiscal year

We recognize that returning profits to shareholders is an important management issue. Therefore, it is our aim to maintain steady dividends while bearing in mind our business results along with the need to strengthen the foundation of our business and reinforce our financial position.

Due to poor business results, our dividends have been suspended since the year ended December 2005.

We have not yet made any determination regarding a dividend for the current fiscal year.

2. The Allied Telesis group

There have been no material changes in the information that was presented in Organizational Chart and the Affiliates sections of our most recent annual securities report (submitted March 28, 2008). Therefore, this information is not presented here.

3. Management policies

(1) Basic management policies

(2) Management indicators

(3) Medium-to-long-term business strategy

(4) Issues requiring attention

There have been no material changes in the information that was presented in our earnings release for the year ended December 2007 (released on February 2008). Therefore, this information is not presented here.

To see the earnings release, please visit the following URL.

Allied Telesis website

http://ir.at-global.com/ja/library.html

Tokyo Stock Exchange website (search function for listed company information)

http://www.tse.or.jp/listing/compsearch/index.html

August 11, 2008

Name of Company Allied Telesis Holdings, K.K.
Representative Takayoshi Oshima
Chairman and CEO
Code No.:6835
Tokyo Stock Exchange 2nd Section
Contact Yoichi Hara
Investor Relations
(TEL : 03-5437-6007)
(URL : http://ir.at-global.com)

Notice of Revision of Interim and Full Year Results Forecasts (Consolidated) for Year Ending December 31, 2008

The figures reported on May 8, 2008 in the forecasts for the interim and full year results for the year ending December 31, 2008 in the Financial Review (Consolidated) for the First Quarter of the Year Ending December 31, 2008 have been revised as follows:

1. Consolidated Results

(1) Revision of consolidated results forecast for interim period (January 1, 2008-June 30, 2008) (Unit: ¥1 million)

	Sales	Operating profit	Ordinary profit	Current net profit
Previously announced forecast (A)	27,240	1,380	500	250
Revised forecast (B)	24,400	840	-50	60
Change (B-A)	-2,840	-540	-550	-190
Percentage change (%)	-10.4%	-39.1%	-	-76.0%

(2) Revision of consolidated results forecast for full year (January 1, 2008-December 31, 2008) (Unit: ¥1 million)

	Sales	Operating profit	Ordinary profit	Current net profit
Previously announced forecast (A)	54,700	2,870	1,950	970
Revised forecast (B)	50,400	1,920	780	480
Change (B-A)	-4,300	-950	-1,170	-490
Percentage change (%)	-7.9%	-33.1%	-60.0%	-50.5%

2. Reason for Revision of Results Forecast

Consolidated Results (the Company and 41 consolidated subsidiaries)

The Group has focused its energies on the IP Triple Play Business centered on network devices for corporations. We have revised our consolidated results forecast for the interim period due to the following factors:

(1) In Japan, we have been actively promoting our giga network solutions centered on the Switch Blade x908 core switch announced last year, and we have seen a steady increase in the number of system projects acquired. However, sales did not grow as expected due to a delay in shipments of the Switch Blade x908. On top of that there was a drop in corporate equipment spending, and we were unable to reach the targets of our plan. Economic downturns in the United States and Europe prevented us from reaching our targets there as well.

Owing to the above, we have revised our sales forecast for the period downward by 2.84 billion yen. On a yen conversion basis, we are forecasting a 9% loss due to appreciation of the yen, but

on a local currency basis, sales were at103.2% in Europe and the United States and 110.8% in Asia and Oceania compared to the previous year.

(2) A decrease in sales has forced us to lower our forecast for gross profit on sales to around 1.0 billion yen below the plan. We worked hard to lower our SG&A expenses, but we have had to lower our forecast for operating profit by about 540 million yen. This will, in turn, lead to lower ordinary and current net profit.

At the end of June, the exchange rate was 106 yen to the dollar, which resulted in a foreign exchange gain of around 600 million yen for the second quarter (April-June), so the forecasted foreign exchange loss for the interim period (January-June) of around 700 million yen appears to be accurate. Due to a favorable tax adjustment, current net profit is forecasted at 60 million yen.

3. Reason for Revision of Full Year Results Forecast

There have been fears since last year of an economic downturn due to increases in the global price of crude oil and raw materials. The materialization of these fears has led to notable decreases in corporate equipment spending, which has affected our business domain as well and forced us to revise the full year figures from our last forecast.

During the second half of the year, we will continue to actively promote our giga network solutions centered on the Switch Blade x908 all around the world. On a local currency basis, we are forecasting steady performance in the United States and Europe, so we will focus further efforts on sales in the Network Devices Business and the IP Triple Play Business. In the Network Devices Business in Japan, we will redouble our sales efforts in the medical market and the educational and public services markets which have proven to be fertile ground. In addition to this, we will take our system proposals to more of the big name general companies to ensure favorable sales.

The revised forecasted figures for the full year were also calculated based on an exchange rate of 105 yen to the dollar. We expect to post a profit for the full year in our consolidated results, but due to the aforementioned factors, it will not be consistent with our previously forecasted figures, so we have revised the forecasts as shown above.

Note: The figures within this release were prepared based on data that was available to us as of the date hereof and may differ from the actual results due to various factors.

May 30, 2008

Name of Company Allied Telesis Holdings, K.K.
Representative Takayoshi Oshima
Chairman and CEO
Code No.:6835
Tokyo Stock Exchange 2nd Section
Contact Yoichi Hara
Investor Relations
(TEL : 03-5437-6007)
(URL : http://ir.at-global.com)

Notice of Merger of Consolidated Subsidiaries

At its Board of Directors meeting held on May 30, 2008, Allied Telesis Holdings K.K. (below, Allied Telesis) decided on the merger of Allied Telesis K.K. with corega K.K. (both fully owned consolidated subsidiaries). The notification is as follows.

1. Merger Objectives

For Allied Telesis Group in Japan, Allied Telesis K.K. mainly targets medium and larger enterprise networks, and corega K.K. mainly targets general home network products. Each has obtained its market share, but in Japan, there are over 4 million small and medium businesses (below, SMB) (Small and Medium Enterprise Agency survey). The SMB network market has IT investments of about 4 trillion yen (Domestic Small and Medium Company IT Market 2008 – 2012 Forecast, IDC Japan survey (announced May 19, 2008)). Merging Allied Telesis K.K. with corega K.K. combines the brand strengths which both built up to provide as a packaged solution to the SMB market the product functions, quality, and support capabilities which Allied Telesis developed in enterprise networks, together with the usability and cost performance of corega's products refined in the consumer market.

After the merger, a corega business department will be established in Allied Telesis K.K. to develop the *corega Office Network Solution*, which is suitable for mid-sized offices, and its related support services. A domestic sales network called *corega e-Partners* will also be built to handle sales, network construction, and equipment installation.

corega will continue working to improve its sales and products and boost market share in its field of strength: products targeting retail sales in consumer electronics/cameras bulk sales stores.

2. Merger Outline

(1) Merger date: January 1, 2009 (planned)

(2) Merger method

Allied Telesis K.K. will be the surviving corporation. No new shares will be issued, nor will there be a capital increase due to the merger.

3. Outline of Merging Companies (as of the end of December 2007)

(1) Registered company name	Allied Telesis K.K.	corega K.K.
(2) Nature of business	(a) Network related equipment: development, manufacturing, sales, and maintenance (b) Computer software and information systems: planning, creation, sales, and maintenance (c) Design, supervision, execution, and maintenance of construction related to (a) and (b) above	(a) PC peripheral equipment and network related equipment: development, manufacturing, sales, and maintenance
(3) Established	July 1, 2004*	August 9, 1996
(4) Registered head office premises	7-21-11, Nishi Gotanda, Shinagawa-ku, Tokyo	1-19-20, Shin-Yokohama, Kohoku-ku, Yokohama City
(5) Representative	Takayoshi Oshima President & CEO	Sho Kato President
(6) Capital	1,987 million yen	50 million yen
(7) Net assets	5,655 million yen	- 1,180 million yen
(8) Total assets	8,439 million yen	1,835 million yen
(9) Accounting year end	December 31 each year	December 31 each year
(10) Number of employees	488	102
(11) Stockholder	Allied Telesis Holdings K.K. 100%	corega Holdings K.K. 100% (fully owned subsidiary of Allied Telesis Holdings K.K.)
(12) Net Sales	20,958 million yen	5,289 million yen

*In July 2004, Allied Telesis K.K. changed its name to Allied Telesis Holdings K.K.
At the same time, a new corporation Allied Telesis K.K. was established.

4. Situation After Merger

(1) Registered company name Allied Telesis K.K

(2) Nature of business
- (a) Network related equipment: development, manufacturing, sales, and maintenance
- (b) Computer software and information systems: planning, creation, sales, and maintenance
- (c) Design, supervision, execution, and maintenance of construction related to (a) and (b) above

(3) Registered head office premises 7-21-11, Nishi Gotanda, Shinagawa-ku, Tokyo

(4) Representative Takayoshi Oshima, President & CEO

(5) Capital 1,987 million yen

(6) Stockholder Allied Telesis Holdings K.K. (established 1987): 100%

(7) Accounting year end December 31

(8) Impact on results

This is a merger between consolidated subsidiaries, so it will have a very small impact on the consolidated results of Allied Telesis Group.

END